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ROPES & GRAY LLP
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DRAFT RESPONSE LETTER

July 19, 2005                                               Jessica T. O'Mary
                                                            (617) 951-7819
                                                            jomary@ropesgray.com

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:    Kim Browning, Esq.

         Re:   Post-Effective Amendment No. 25 to the Schroder Series Trust (the
               "Trust") Registration Statement on Form N-1A under the Securities
               Act of 1933 and Post-Effective Amendment No. 27 to the Trust's
               Registration Statement on Form N-1A under the Investment Company
               Act of 1940 (the "Registration Statement"), filed with the U.S.
               Securities and Exchange Commission (the "Commission") on April
               20, 2005 (Securities Act of 1933 File No. 33-65632 and Investment
               Company Act of 1940 File No. 811-7840), with respect to Schroder
               U.S. Small and Mid Cap Opportunities Fund (the "Fund")
               ------------------------------------------------------

Dear Ms. Browning:

     This letter sets forth the Trust's responses to comments you provided to me telephonically on July 18, 2005. For convenience of reference, I have summarized below the text of each comment in bold before each response; the Trust's responses follow in normal typeface. In addition, enclosed with this letter is a copy of each of the Prospectuses and the Statement of Additional Information,
marked to reflect changes that will be made in response to the comments.

     PROSPECTUS
     ----------

[ROPES & GRAY LLP LOGO]               - 2 -                        July 19, 2005

     (1) WE CONTINUE TO BELIEVE THAT THE SUMMARY DESCRIPTION OF THE FUND ON PAGE
1 IS REPETITIVE DISCLOSURE AND THEREFORE NOT HELPFUL TO INVESTORS.

     The Trust continues to believe this is helpful disclosure in accordance with Form N-1A and that it conforms with the form used in all of the other
Schroder mutual fund prospectuses.

     (2) PLEASE CONFIRM WHETHER THE DISCLOSURE REGARDING THE FACTORS THAT THE
ADVISER CONSIDERS IN SELECTING SECURITIES GENERALLY IS THE SAME FOR SELECTING
SECURITIES IN AN INITIAL PUBLIC OFFERING ("IPO") OR WHETHER THERE ARE UNIQUE
ASPECTS TO THE IPO SELECTION PROCESS. IF SO, PLEASE ADD DISCLOSURE REGARDING HOW
THE ADVISER WILL GO ABOUT THE SELECTION PROCESS.

     The requested change has been made.

     (3) THE FUND HAS TWO 80% POLICIES. PLEASE CONSIDER WHETHER THESE SHOULD BE
SEPARATE POLICIES, OR ONE POLICY WITH "U.S." MODIFYING SMALL AND MID CAP.

     The policies have been combined.

     (4) IN THE FUND'S DISCUSSION OF COMMON STOCK RISKS PLEASE ADD AN
EXPLANATION OF THE STATUS OF COMMON STOCK HOLDERS. FOR EXAMPLE, ONE SENTENCE
REGARDING THEIR SUBORDINATED RIGHTS SIMILAR TO THAT IN THE SAI. THIS IS
TYPICALLY IN A FUND'S ITEM 2 DISCLOSURE BUT CAN ALSO BE INCLUDED IN THE ITEM 4
DISCLOSURE.

     The requested change has been made.

     (5) PLEASE ADD AN EXPLICIT DISCUSSION OF THE RISKS OF WARRANTS.

     The requested change has been made.

     (6) IF THE FUND CAN INVEST IN CONVERTIBLE PREFERRED STOCK PLEASE ADD AN
EXPLANATION OF THIS CHARACTERISTIC.

     The requested change has been made.

[ROPES & GRAY LLP LOGO]               - 3 -                        July 19, 2005

     (7) IN "HOW THE FUND'S SHARES ARE PRICED" PLEASE EXPLAIN HOW LIABILITIES
ARE ATTRIBUTED TO THE CLASSES OF A FUND. FOR EXAMPLE, IS IT ON A WEIGHTED BASIS?

     Generally, expenses and liabilities are attributed to classes of the Fund on a weighted basis, although expenses particular to a class of the Fund are attributed to such class. The Trust has added clarifying language to the
Statement of Additional Information.

     (8) PLEASE CONFIRM THAT DISCLOSURE REGARDING THE PRICING OF SHARES AS OF
4PM FOR PURCHASE OR SALES THROUGH INSTITUTIONS IS CLEAR IN BOTH "HOW TO SELL
SHARES" AND "HOW TO BUY SHARES" SHARES SECTIONS FOR BOTH PROSPECTUSES.

     The Trust has so confirmed and the requested change has been made.

     (9) IN THE SECTION "BROKERS AND OTHER FINANCIAL INSTITUTIONS" WHERE THE
PROSPECTUS STATES THE "FUND MAY BE DEEMED TO HAVE RECEIVED", PLEASE CHANGE "MAY"
TO "WILL." PLEASE CHANGE "WOULD BE PRICED" TO "WILL BE PRICED."

     The requested change has been made.

     (10) IN THE "SUSPENSION" PARAGRAPH "OR POSTPONE PAYMENT BY THE FUND" SEEMS
MORE APPROPRIATE THAN "OR POSTPONE PAYMENT FOR THE FUND."

     The requested change has been made.

     STATEMENT OF ADDITIONAL INFORMATION
     -----------------------------------

     (11) CURRENTLY THE PROSPECTUS INCLUDES NO RESTRICTION ON SHORT SALES.
PLEASE ADD SAI DISCLOSURE EXPLAINING THE FUND'S CURRENT INTENTION REGARDING
INVESTMENTS IN SHORT SALES (FOR EXAMPLE, THAT THE FUND DOES NOT INTEND TO INVEST
SUBSTANTIALLY IN SHORT SALES).

     The requested change has been made.

     (12) UNDER "CERTAIN DERIVATIVES", PLEASE STATE THAT THIS STRATEGY "IS"
CONSIDERED SPECULATIVE OR EXPLAIN WHEN IT WOULD NOT BE.

     The Fund may invest in a derivative instrument instead of in the investment underlying the derivative. For example, the Fund may purchase a futures contract in a particular security until it is able to purchase the underlying security itself. The Trust does not consider that such investments will be any more speculative than investments in the underlying security.

     (13) IN "DISCLOSURE OF PORTFOLIO HOLDINGS" HOW DOES THE REQUIREMENT AS TO
CONFIDENTIALITY APPLY TO AFFILIATES OF SCHRODERS? PLEASE CLARIFY THAT "SCHRODERS
PERSONNEL (INCLUDING PERSONNEL OF ITS AFFILIATES)" INCLUDES ONLY AFFILIATES AND
NOT ANY THIRD PARTY PERSONNEL.

[ROPES & GRAY LLP LOGO]               - 4 -                        July 19, 2005

     The Fund's policies and procedures regarding confidentiality are distributed to affiliates of Schroders, affiliates with access to non-public information are included in Schroders training programs on confidentiality, and affiliates' compliance with the Fund's confidentiality policies and procedures is included in the Chief Compliance Officer's report to the Trustees under Rule
38a-1. The Trust has added clarifying language.

     (14) GENERALLY, WHERE THERE IS AN ONGOING RELATIONSHIP TO DISCLOSE
NON-PUBLIC INFORMATION THE NAME OF SUCH RECIPIENTS MUST BE LISTED. THE NAMES OF
SPECIFIC AFFILIATES ARE NOT LISTED IN THIS SECTION (AND DO NOT NEED TO BE IF
THEY ARE LISTED ELSEWHERE). PLEASE CONFIRM THEY ARE LISTED ELSEWHERE AND
CONSIDER THAT IT MAY BE CLEARER TO LIST THEM IN THIS SECTION EXPLICITLY (FOR
EXAMPLE, THE ADMINISTRATOR).

     In addition to the entities already listed in the "Disclosure of Portfolio
Holdings" section, the Fund's administrator, sub-administrator and independent registered public accounting firm receive non-public portfolio information on an ongoing basis. The requested change has been made.

     (15) IN "DISCLOSURE OF PORTFOLIO HOLDINGS" YOU STATE "[A]NY ADDITION TO THE
LIST OF APPROVED RECIPIENTS" MUST COMPLY WITH THE STATED APPROVAL PROCESS. THIS
IMPLIES THAT THE PROCESS DID NOT APPLY TO ANY CURRENT RELATIONSHIPS. PLEASE
CLARIFY.

     The Trust has added clarifying language.

     (16) IN "BROKERAGE ALLOCATION", YOU STATE THAT ALLOCATIONS ARE GENERALLY ON
A PRO RATA BASIS. WHEN IS ALLOCATION OF OPPORTUNITIES NOT ON A PRO RATA BASIS?
AND HOW WILL IT IMPACT THE FUND?

     Normally, all allocations will be on a pro rata basis. However, it is possible that a situation may arise in the future where Schroders will believe that an alternative allocation is more appropriate. The language has been modified accordingly.

                                   * * * * * *

     I hope that the foregoing is responsive to your comments. If you have any questions please call me at (617) 951-7819 or my colleagues Leigh R. Fraser at
(617) 951-7485 or Timothy W. Diggins at (617) 951-7389. Thank you for your efforts in reviewing the Registration Statement.

Very truly yours,

/s/ Jessica T. O'Mary

Jessica T. O'Mary

cc:
Carin Muhlbaum, Esq.
Mr. Alan M. Mandel
Timothy W. Diggins, Esq.
Leigh R. Fraser, Esq.
Sanjay Hebbar, Esq.

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--------------------------------------------------------------------------------

PROSPECTUS
JULY __, 2005

SCHRODER U.S. SMALL AND MID CAP OPPORTUNITIES FUND

Advisor Shares

This Prospectus describes Schroder U.S. Small and Mid Cap Opportunities Fund, a
mutual fund offered by Schroder Series Trust (the "Trust").

The Fund seeks capital appreciation. The Fund invests principally in equity securities of small and mid cap companies in the United States.

This Prospectus explains what you should know about the Fund before you invest.
Please read it carefully. You can call the Schroder Mutual Funds at (800)
464-3108 to find out more about the Fund and other funds in the Schroder family of funds. From outside the United States, please call (617) 483-5000 and ask to speak with a representative of the Schroder Mutual Funds.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

                              SCHRODER SERIES TRUST

ADDITIONAL INFORMATION ABOUT ADVISOR SHARES;

SUMMARY INFORMATION

This summary identifies the investment objective, principal investment strategies, and principal risks of Schroder U.S. Small and Mid Cap Opportunities
Fund (the "Fund"), a series of Schroder Series Trust (the "Trust").

o INVESTMENT OBJECTIVE. To seek capital appreciation.

o PRINCIPAL INVESTMENT STRATEGIES. The Fund invests primarily in companies in the United States (determined as described below) that the Fund's adviser considers to be small or mid cap companies. In selecting investments for the
Fund, the Fund's adviser seeks to identify securities of companies that it believes offer the potential for capital appreciation, based on novel, superior or niche products or services, operating characteristics, quality of management, an entrepreneurial management team, their having gone public in recent years, opportunities provided by mergers, divestitures or new management, or other factors. These factors generally apply to all investments made by the Fund, including initial public offerings, although the Fund may also invest in certain initial public offerings that the portfolio manager believes will be in high demand. The Fund may sell a security when the Fund's adviser believes it is fully priced or when more attractive investment candidates become available.

The Fund normally invests at least 80% of its net assets in companies considered by the Fund's adviser at the time to be a small or mid cap company located in the United States. The Fund's adviser currently considers a company to be a small or mid cap company if the company has a market capitalization (at the time of purchase) of between $1 billion and $7 billion. The Fund may also invest in equity securities of larger companies, if the Fund's adviser believes they offer the potential for capital appreciation. The Fund invests in a variety of equity securities, including common and preferred stocks, convertible preferred stock and warrants to purchase common and preferred stocks. The Fund may purchase securities on securities exchanges as well as over-the-counter, and may also purchase securities offered in initial public offerings.

The Fund's adviser will consider an issuer located in the United States if it is organized under the laws of the United States or any state of the United States, or is domiciled or has its principal place of business located in the United
States.


o PRINCIPAL RISKS.

     o   It is possible to lose money on an investment in the Fund.

     o   SMALL AND MID CAP COMPANIES. Small and mid cap companies tend to be more vulnerable to adverse developments than larger companies. Small and mid cap companies may have limited product lines, markets, or financial resources, or may depend on a limited management group. Their securities may trade less frequently and in limited volumes. As a result, the prices of these securities may fluctuate more than the prices of securities of larger, more widely traded companies. Also, there may be less publicly available information about small and mid cap companies or less market interest in their securities as compared to larger companies, and it may take longer for the price of the securities to reflect the full value of their issuers' earnings potential or assets.

     o   EQUITY SECURITIES. Equity securities are securities that represent an ownership interest (or the right to acquire such an interest) in a company and include common and preferred stocks and warrants to purchase common or preferred stocks. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of bonds take priority over holders of preferred stock, whose claims take priority over the claims of those who own common stock. A risk of investing in the Fund is the risk that the value of the equity securities in the portfolio will fall, or will not appreciate as anticipated by the
         Fund's adviser, due to factors that adversely affect U.S. equities markets generally or particular companies in the portfolio. The Fund may invest in preferred stock that is convertible into common stock which is subject to the same risks of both preferred and common stock.
         The Fund may invest in warrants to purchase securities. The price, performance and liquidity of such warrants are all directly linked to the underlying stock, less transaction costs. In addition to the market risk related to the underlying holdings, the Fund bears additional counterparty risk with respect to the issuing broker. Moreover, there is currently no active trading market for equity-linked warrants.

                                       1

     o   INITIAL PUBLIC OFFERINGS (IPOS). The Fund may purchase securities of companies in initial public offerings of their securities, either in the initial offering itself or shortly after the initial offering. Such investments are subject generally to the risks described above under
         "Small and Mid Cap Companies." Such securities have no trading history, and information about such companies may be available for very limited periods. Under certain market conditions, very few companies, if any, may determine to make initial public offerings of their securities. At any particular time or from time to time the Fund may not be able to invest in securities issued in IPOs or invest to the extent desired.
         The investment performance of the Fund during periods when it is unable to invest significantly or at all in initial public offerings may be lower than during periods when the Fund is able to do so. The prices of securities sold in initial public offerings can be highly volatile.

     o   MARKET RISK. This is the risk that the value of the Fund's investments will fluctuate as the stock markets fluctuate and that prices overall will decline over short- or long-term periods.

     o   OVER-THE-COUNTER RISK. Securities traded on the NASDAQ may trade in smaller volumes, and their prices may be more volatile, than securities principally traded on securities exchanges. Such securities may be less liquid than more widely traded securities. In addition, the prices of such securities may include an undisclosed dealer markup, which the
         Fund pays as part of the purchase price.

     o   MANAGEMENT RISK. Because the Fund is actively managed, its investment return depends on the ability of its adviser to manage its portfolio successfully. The Fund's adviser and the investment team will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results.

                            -----------------------

     Changes in investment objective and policies. The two policies described above requiring the Fund to invest at least 80% of its net assets in certain investments may be changed by the Trustees upon at least 60 days' prior written notice to shareholders. The Trustees may change the investment objective and other policies of the Fund without a vote of the shareholders.

                                       2

FEES AND EXPENSES

THIS TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU MAY PAY IF YOU BUY AND HOLD
ADVISOR SHARES OF THE FUND.

SHAREHOLDER FEES (paid directly from your investment):

        Maximum Sales Load Imposed on Purchases                        None
        Maximum Deferred Sales Load                                    None
        Maximum Sales Load Imposed on Reinvested Dividends             None
        Redemption Fee(1)                                              2.00%
        Exchange Fee                                                   None

(1) Shares of the Fund held for two months or less are subject to a redemption fee of 2.00%.

ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from Fund assets):

Management Fees (1)                                        1.00%
Distribution (12b-1) Fees                                  0.25%
Other Expenses (2)                                         0.96%
Total Annual Fund Operating Expenses                       2.21%
Less:  Fee Waiver                                         (0.21)%
Net Expenses (3)                                           2.00%

     (1) "Management Fees" for the Fund include all fees payable to the Fund's adviser and its affiliates for investment advisory and fund administration services. The Fund also pays sub-administrative fees directly to SEI
     Investments Global Funds Services, and those fees are included under "Other
     Expenses." Because the management fee is subject to breakpoints on average daily net assets of the Fund over $250 million, the management fee will likely be lower for periods when the Fund's assets exceed $250 million.

     (2) "Other Expenses" are based on estimated amounts for the Fund's current fiscal year.

     (3) The "Net Expenses" shown for the Fund reflect the effect of contractually imposed fee waivers and/or expense limitations, in effect through July 31, 2006, on the Total Annual Fund Operating Expenses of the
     Fund. In order to limit the expenses of the Fund's Advisor Shares, the
     Fund's adviser is contractually obligated to reduce its compensation and, if necessary, to pay certain other Fund expenses until July 31, 2006 to the extent that the Total Annual Fund Operating Expenses of the Fund allocable to its Advisor Shares exceed the annual rate of 2.00% of average daily net assets attributable to the Fund's Advisor Shares.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in Advisor Shares of the Fund for the time periods indicated and then redeem all of your Advisor Shares at the end of those periods. The Example also assumes that your investment earns a 5%
return each year and that the Fund's operating expenses for each year are the same as the Fund's Total Annual Fund Operating Expenses shown above (except that, in the first year, the operating expenses are the same as the Fund's Net
Expenses shown above). Your actual costs may be higher or lower. Based on these assumptions, your costs would be:

Example Table:

1 Year                              3 Years
------                              -------
$203                                $671

Because of Rule 12b-1 fees paid by the Fund, long-term shareholders may pay more than the economic equivalent of the maximum front-end sales load permitted under applicable broker-dealer sales rules.

                                       3

Performance Information. The Fund recently commenced operations and does not yet have historical investment performance. Accordingly, no performance information is included for the Fund. For performance information with respect to other investment accounts managed by the Fund's adviser, see the Statement of
Additional Information.

PRINCIPAL RISKS OF INVESTING IN THE FUND

The Fund may not achieve its objective. The following provides more detail about certain of the Fund's principal risks and the circumstances which could adversely affect the value of the Fund's shares or its investment return.

o SMALL AND MID CAP COMPANIES. The Fund may invest in companies that are smaller and less well-known than larger, more widely held companies. Small and mid cap companies may offer greater opportunities for capital appreciation than larger companies, but may also involve certain special risks. They are more likely than larger companies to have limited product lines, markets or financial resources, or to depend on a small, inexperienced management group. Securities of smaller companies may trade less frequently and in lesser volume than more widely held securities and their values may fluctuate more sharply than other securities.
They may also trade in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity. These securities may therefore be more vulnerable to adverse developments than securities of larger companies, and the
Fund may have difficulty establishing or closing out its securities positions in smaller companies at prevailing market prices. Also, there may be less publicly available information about smaller companies or less market interest in their securities as compared to larger companies, and it may take longer for the prices of the securities to reflect the full value of their issuers' earnings potential or assets.

o EQUITY SECURITIES. The principal risks of investing in the Fund include the risk that the value of the equity securities in the portfolio will fall, or will not appreciate as anticipated by the Fund's adviser, due to factors that adversely affect U.S. equities markets generally or particular companies in the portfolio. Common stocks represent an equity or ownership interest in an issuer and are subject to issuer and market risks that may cause their prices to fluctuate over time. Preferred stocks represent an equity or ownership interest in an issuer that typically pays dividends at a specified rate and that has priority over common stock in the payment of dividends and in liquidation. If interest rates rise, the fixed dividend on preferred stocks may be less attractive, causing the price of preferred stocks to decline.

o INITIAL PUBLIC OFFERINGS (IPOS). The Fund may also purchase securities of companies in initial public offerings (IPOs), which frequently are smaller companies. Such securities have no trading history, and information about these companies may be available for very limited periods. The prices of securities sold in IPOs also can be highly volatile. Under certain market conditions, very few companies, if any, may determine to make initial public offerings of their securities. At any particular time or from time to time the Fund may not be able to invest in securities issued in IPOs or invest to the extent desired, because, for example, only a small portion (if any) of the securities being offered in an
IPO may be made available to the Fund.The investment performance of the Fund during periods when it is unable to invest significantly or at all in initial public offerings may be lower than during periods when the Fund is able to do
so.

o MARKET RISK. Although stocks may outperform other asset classes over the long term, their prices tend to fluctuate more dramatically over the shorter term.
These movements may result from factors affecting individual companies, or from broader influences like changes in interest rates, market conditions, investor confidence or announcements of economic, political or financial information.
While potentially offering greater opportunities for capital growth than larger, more established companies, the stocks of smaller companies may be particularly volatile, especially during periods of economic uncertainty. These companies may face less certain growth prospects, or depend heavily on a limited line of products and services or the efforts of a small number of key management personnel.

o OVER-THE-COUNTER RISK. Securities traded on NASDAQ may trade in smaller volumes, and their prices may be more volatile, than securities principally traded on securities exchanges. Such securities may be less liquid than more widely traded securities. In addition, the prices of such securities may include an undisclosed dealer markup, which the Fund pays as part of the purchase price.

                                       4

o MANAGEMENT RISK. Because the Fund is actively managed, its investment return depends on the ability of its adviser to manage its portfolio successfully. The
Fund's adviser and the investment team will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results.

NON-PRINCIPAL INVESTMENT STRATEGIES AND TECHNIQUES

     In addition to the principal investment strategies described in the
Principal Investment Strategies section above, the Fund may at times, but is not required to, use the strategies and techniques described below, which involve certain special risks. This Prospectus does not attempt to disclose all of the various investment techniques and types of securities that the Fund's adviser might use in managing the Fund. As in any mutual fund, investors must rely on the professional investment judgment and skill of the Fund's adviser.

o FOREIGN INVESTMENTS. Investments in foreign securities entail certain risks.
There may be a possibility of nationalization or expropriation of assets, confiscatory taxation, political or financial instability, and diplomatic developments that could affect the value of the Fund's investments in certain foreign countries. Since foreign securities in which the Fund invests may be denominated and traded in foreign currencies, the value of the Fund's assets may be affected favorably or unfavorably by currency exchange rates, currency exchange control regulations, foreign withholding taxes, and restrictions or prohibitions on the repatriation of foreign currencies, although the Fund's adviser will typically (though not necessarily) attempt to limit any foreign currency exposure by entering into foreign currency exchange contracts or other hedging transactions. In addition, there may be less information publicly available about a foreign issuer than about a U.S. issuer, and foreign issuers are not generally subject to accounting, auditing, and financial reporting standards and practices comparable to those in the United States. The securities of some foreign issuers are less liquid and at times more volatile than securities of comparable U.S. issuers. Foreign brokerage commissions and other fees are also generally higher than in the United States. Foreign settlement procedures and trade regulations may involve certain risks (such as delay in payment or delivery of securities or in the recovery of the Fund's assets held abroad) and expenses not present in the settlement of domestic investments.

In addition, legal remedies available to investors in certain foreign countries may be more limited than those available to investors in the United States or in other foreign countries. The willingness and ability of foreign governmental entities to pay principal and interest on government securities depends on various economic factors, including the issuer's balance of payments, overall debt level, and cash-flow considerations related to the availability of tax or other revenues to satisfy the issuer's obligations. If a foreign governmental entity defaults on its obligations on the securities, the Fund may have limited recourse available to it. The laws of some foreign countries may limit the
Fund's ability to invest in securities of certain issuers located in those countries.

Special tax considerations apply to the Fund's investments in foreign securities. In determining whether to invest the Fund's assets in debt securities of foreign issuers, the Fund's adviser considers the likely impact of foreign taxes on the net yield available to the Fund and its shareholders.
Income and/or gains received by the Fund from sources within foreign countries may be reduced by withholding and other taxes imposed by such countries. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. Any such taxes paid by the Fund will reduce its income available for distribution to shareholders. In certain circumstances, the Fund may be able to pass through to shareholders credits for foreign taxes paid.
Certain of these risks may also apply to some extent to investments in U.S.
companies that are traded in foreign markets, or investments in U.S. companies that have significant foreign operations.

o SHORT SALES. The Fund may sell a security short when the Fund's adviser anticipates that the price of the security will decline. The Fund may make a profit or incur a loss depending on whether the market price of the security decreases or increases between the date of the short sale and the date on which the Fund "closes" the short position. A short position will result in a loss if the market price of the security in question increases between the date when the
Fund enters into the short position and the date when the Fund closes the short position. Such a loss could theoretically be unlimited in a case where the Fund is unable, for whatever reason, to close out its short position. In addition, short positions may result in a loss if a portfolio strategy of which the short position is a part is otherwise unsuccessful.

                                       5

o WHEN-ISSUED, DELAYED DELIVERY, AND FORWARD COMMITMENT TRANSACTIONS. The Fund
may purchase securities on a when-issued, delayed delivery, or forward commitment basis. These transactions involve a commitment by the Fund to purchase a security for a predetermined price or yield, with payments and delivery taking place more than seven days in the future, or after a period longer than the customary settlement period for that type of security. These transactions may increase the overall investment exposure for the Fund and involve a risk of loss if the value of the securities declines prior to the settlement date.

o PRIVATE PLACEMENTS AND RESTRICTED SECURITIES. The Fund may invest in securities that are purchased in private placements. Because there may be relatively few potential purchasers for such investments, especially under adverse market or economic conditions or in the event of adverse changes in the financial condition of the issuer, the Fund could find it more difficult to sell such securities when Schroders believes it advisable to do so or may be able to sell such securities only at prices lower than if such securities were more widely held. At times, it may also be more difficult to determine the fair value of such securities for purposes of computing a Fund's net asset value.

o U.S. GOVERNMENT SECURITIES. U.S. government securities include a variety of securities that differ in their interest rates, maturities, and dates of issue.
While securities issued or guaranteed by some agencies or instrumentalities of the U.S. government (such as the Government National Mortgage Association) are supported by the full faith and credit of the United States, securities issued or guaranteed by certain other agencies or instrumentalities of the U.S.
government (such as the Federal National Mortgage Association) are supported by the right of the issuer to borrow from the U.S. government, and securities issued or guaranteed by certain other agencies and instrumentalities of the U.S.
government (such as the Student Loan Marketing Association) are supported only by the credit of the issuer itself.

o SECURITIES LOANS AND REPURCHASE AGREEMENTS. The Fund may lend portfolio securities to broker-dealers, and may enter into repurchase agreements. These transactions must be fully collateralized at all times, but involve some risk to the Fund if the other party should default on its obligation and the Fund is delayed or prevented from recovering the collateral.

o INVESTMENT IN OTHER INVESTMENT COMPANIES. The Fund may invest in other investment companies or pooled vehicles, including closed-end funds, that are advised by the Fund's adviser or its affiliates or by unaffiliated parties, to the extent permitted by applicable law. When investing in a closed-end investment company, the Fund may pay a premium above such investment company's net asset value per share and when the shares are sold, the price received by the Fund may be at a discount to net asset value. As a shareholder in an investment company, the Fund, and indirectly the Fund's shareholders, would bear its ratable share of the investment company's expenses, including advisory and administrative fees, and would at the same time continue to pay its own fees and expenses.

o TEMPORARY DEFENSIVE STRATEGIES. At times, the Fund's adviser may judge that conditions in the securities markets make pursuing the Fund's basic investment strategy inconsistent with the best interests of its shareholders. At such times, the Fund's adviser may, but is not required to, temporarily use alternate investment strategies primarily designed to reduce fluctuations in the value of the Fund's assets. In implementing these "defensive" strategies, the Fund would invest in investment grade fixed income securities, cash or money market instruments to any extent the Fund's adviser considers consistent with such defensive strategies. It is impossible to predict when, or for how long, the
Fund would use these alternate strategies. One risk of taking such temporary defensive positions is that the Fund may not achieve its investment objective.

o OTHER INVESTMENTS. The Fund may also invest in other types of securities and utilize a variety of investment techniques and strategies that are not described in this Prospectus. These securities and techniques may subject the Fund to additional risks. Please see the Statement of Additional Information for
additional information about the securities and investment techniques described in this Prospectus and about additional techniques and strategies that may be used by the Fund.

o PORTFOLIO TURNOVER. The length of time the Fund has held a particular security is not generally a consideration in investment decisions. The investment policies of the Fund may lead to frequent changes in the Fund's investments, particularly in periods of volatile market movements, in order to take advantage of what the Fund's adviser believes to be temporary disparities in normal yield relationships between securities. A change in the securities held by the Fund is known as "portfolio turnover." Portfolio turnover generally involves some expense to the Fund, including bid-asked spreads, dealer mark-ups and other transaction costs on the sale of securities and

                                       6

reinvestments in other securities, and may result in the realization of taxable capital gains (including short-term gains, which are generally taxed to shareholders at ordinary income rates). The trading costs and tax effects associated with portfolio turnover may adversely affect the Fund's performance.
During periods when the Fund experiences high portfolio turnover rates, these effects are likely to be more pronounced. The Fund's adviser currently expects that the portfolio turnover rate for the current fiscal year will be approximately [ ] for the Fund. Consult your tax advisor regarding the Fund's portfolio turnover rate on your investments.

o PERCENTAGE INVESTMENT LIMITATIONS. Unless otherwise noted, all percentage limitations on Fund investments will apply at the time of investment. An investment by the Fund would not be considered to violate these limitations unless an excess or deficiency were to occur or exist immediately after and as a result of an investment. References in the discussion of the Fund's investment policies above to 80% of the Fund's net assets refer to that percentage of the aggregate of the Fund's net assets and the amount, if any, of borrowings by the
Fund for investment purposes.

MANAGEMENT OF THE FUND

A Board of Trustees governs the Trust. The Board of Trustees has retained
Schroder Investment Management North America Inc. ("Schroders") to serve as the
Fund's adviser and manage the investments of the Fund. Subject to the control of the Trustees, Schroders also manages the Fund's other affairs and business.

Schroders (itself and its predecessors) has been an investment manager since
1962, will serve as investment adviser to the Fund and currently serves as investment adviser to other mutual funds and a broad range of institutional investors. Schroders' ultimate parent, Schroders plc, and its affiliates currently engage in the asset management business, and as of December 31, 2004, had in the aggregate assets under management of approximately $204 billion.

o INVESTMENT ADVISORY FEES. The Fund expects to pay investment advisory fees to
Schroders at the annual rate of 0.75% of the Fund's average daily net assets up to $250 million, 0.65% of the next $250 million of such assets, and 0.60% of such assets in excess of $500 million.

o EXPENSE LIMITATIONS AND WAIVERS. In order to limit the expenses of the Fund's
Advisor Shares, Schroders is contractually obligated to reduce its compensation and, if necessary, to pay certain other Fund expenses until July 31, 2006 to the extent that the Total Annual Fund Operating Expenses of the Fund allocable to its Advisor Shares exceed the annual rate of 2.00% of the average daily net assets attributable to the Fund's Advisor Shares.

o PORTFOLIO MANAGEMENT. The following portfolio manager at Schroders will have primary responsibility for making investment decisions for the Fund. Her recent professional experience is also shown. The Fund's Statement of Additional
Information ("SAI") provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of securities in the Fund.



     NAME               TITLE                 SINCE                     RECENT PROFESSIONAL EXPERIENCE
     ----               -----                 -----                     ------------------------------

Jenny B. Jones    Portfolio Manager    Inception (July ___, 2005)       Employed as an investment professional at
                                                                        Schroders since 2003, and currently portfolio
                                                                        manager of Schroder U.S. Opportunities Fund.
                                                                        From 1996 through 2002, Ms. Jones was a
                                                                        portfolio manager at Morgan Stanley Investment
                                                                        Advisors Inc., where she most recently served
                                                                        as an Executive Director. Ms. Jones is an
                                                                        Executive Vice President of Schroders.


HOW THE FUND'S SHARES ARE PRICED

                                       7

The Fund calculates the net asset value of its Advisor Shares by dividing the total value of its assets attributable to its Advisor Shares, less its liabilities attributable to those shares, by the number of Advisor Shares outstanding. The Fund values its Advisor Shares as of the close of trading on the New York Stock Exchange (normally 4:00 p.m., Eastern Time) each day the
Exchange is open. The Trust expects that days, other than weekend days, when the
Exchange will not be open are New Year's Day, Martin Luther King, Jr. Day,
Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day,
Thanksgiving Day, and Christmas Day. The Fund values its portfolio securities for which market quotations are readily available at market value. Investments and assets for which market values are not readily available are valued by
Schroders at their fair values pursuant to guidelines established by the Board of Trustees, generally by reference to other securities or indexes. For instance, a pricing service may recommend a fair value based generally on prices of comparable securities. Short-term investments that will mature within 60 days are valued by Schroders using amortized cost, a form of fair valuation, pursuant to procedures adopted by the Board of Trustees. The net asset value of the
Fund's Investor Shares may differ from that of its Advisor Shares due to differences in the expenses of Investor Shares and Advisor Shares.

HOW TO BUY SHARES

You may purchase Advisor Shares of the Fund directly from the Trust (through
Schroder Fund Advisors Inc., the distributor of the Trust's shares), or through a service organization such as a bank, trust company, broker-dealer, or other financial organization (a "Service Organization") having an arrangement with
Schroder Fund Advisors Inc. If you do not have a Service Organization, Schroder
Fund Advisors Inc. can provide you with a list of available firms. Your Service
Organization is responsible for forwarding all of the necessary documentation to the Trust, and may charge you separately for its services.

The purchase, redemption and exchange policies and fees charged by such Service
Organizations may be different than those of the Fund. For instance, banks, brokers, retirement plans and financial advisers may charge transaction fees in addition to any fees charged by the Fund, and may set different investment minimums or limitations on buying, exchanging, or redeeming Advisor Shares.
Please consult a representative of your Service Organization for further information.

If the Advisor Shares you purchase will be held in your own name (rather than the name of your Service Organization), your payment for the shares must be accompanied by a completed Account Application and payment by check or wire as described below. Account Applications for Advisor Shares may be obtained from the Fund's transfer agent, Boston Financial Data Services, Inc. ("BFDS"), at the address provided below under "Purchases by Check," from your Service
Organization, or by calling the Schroder Mutual Funds at (800) 464-3108 (from outside the United States, please call (617) 483-5000 and ask to speak with a
Schroder Mutual Funds representative). Acceptance of your order will be delayed pending receipt of additional documentation, such as copies of corporate resolutions and instruments of authority, from corporations, administrators, executors, personal representatives, directors, or custodians.

The Fund sells its Advisor Shares at their net asset value next determined after the Fund, its transfer agent, BFDS, the Service Organization, or another authorized broker or financial institution (as described below) receives your request in good order (meaning that the request meets the requirements set out below and in the Account Application, and otherwise meets the requirements implemented from time to time by the Fund's transfer agent or the Fund). In order for you to receive the Fund's next determined net asset value, the Fund,
BFDS, the Service Organization or the authorized broker or financial institution must receive your order before the close of trading on the New York Stock
Exchange (normally 4:00 p.m., Eastern Time). The Trust reserves the right to reject any order to purchase Advisor Shares of the Fund.

Certain brokers or other financial institutions may accept purchase orders for
Advisor Shares on behalf of the Fund. Such brokers or financial institutions may designate other intermediaries to accept purchase orders on behalf of the Fund.
For purposes of pricing, the Fund will be deemed to have received a purchase order when an authorized broker or financial institution or, if applicable, a broker or financial institution's authorized designee, receives the order.
Agreements between such brokers or financial institutions and Schroder Fund
Advisors Inc., the Trust's distributor, provide that these orders will be priced at the Fund's net asset value next determined after they are received by the broker or financial institution or authorized designee. Orders received in good order prior to the close of the New York Stock Exchange on any day the Exchange is open for trading will receive the net asset value next determined as of the end of that day. Orders received after that time will receive the next day's net asset value.

                                       8

The minimum investments for initial and additional purchases of Advisor Shares of the Fund are as follows:

                                               INITIAL           ADDITIONAL
                                             INVESTMENT          INVESTMENTS
                                             ----------          -----------
    Regular Accounts                        $10,000 $1,000

    Traditional and Roth IRAs                $4,000 $250

The Trust may, in its sole discretion, waive these minimum initial or subsequent investment amounts for share purchases by: an employee of Schroders, any of its affiliates or a financial intermediary authorized to sell shares of the Fund, or such employee's spouse or life partner, or children or step-children age 21 or younger; investment advisory clients of Schroders; and current or former
Trustees. For share purchases made through certain fund networks or other financial intermediaries, the investment minimums associated with the policies and programs of the fund network or financial intermediary will apply.

Advisor Shares of the Fund are intended for investors making a minimum initial investment of $10,000 through a regular account or $4,000 through a traditional or Roth IRA and purchasing through a financial intermediary. Investor Shares offered through another prospectus are intended for purchase by investors making a minimum initial investment of $100,000 and purchasing directly from the Fund.

The Fund does not issue share certificates.

The Trust may suspend the offering of Advisor Shares of the Fund for any period of time. The Trust may change any investment minimum from time to time.

Purchases by check. You may purchase Advisor Shares of the Fund by mailing a check (in U.S. dollars) payable to the Fund. Schroder Mutual Funds will not accept third-party checks. You should direct your check and your completed
Account Application as follows:

REGULAR MAIL               OVERNIGHT OR EXPRESS MAIL
Schroder Mutual Funds      Boston Financial Data Services, Inc.
P.O. Box 8507              Attn: Schroder Mutual Funds
Boston, MA 02266           66 Brooks Drive
                           Braintree, MA  02184

For initial purchases, a completed Account Application must accompany your check.

Purchases by bank wire. If you make your initial investment by wire, a completed
Account Application must precede your order. Upon receipt of the Application,
BFDS will assign you an account number. BFDS will process wire orders received prior to the close of trading on the New York Stock Exchange (normally 4:00
p.m., Eastern Time) on each day the Exchange is open for trading at the net asset value next determined as of the end of that day. BFDS will process wire orders received after that time at the net asset value next determined thereafter.

Once you have an account number, you may purchase Advisor Shares through your
Service Organization or directly from the Fund by calling BFDS at (800) 464-3108 to give notice that you will send funds by wire, and obtain a wire reference number. (From outside the United States, please call (617) 483-5000 and ask to speak with a Schroder Mutual Funds representative.) Please be sure to obtain a wire reference number. Instruct your bank to wire funds with the assigned reference number as follows:

        State Street Bank and Trust Company
        225 Franklin Street
        Boston, Massachusetts  02110

        ABA No.: 011000028
        Attn: Schroder Mutual Funds
        DDA No.: 9904-650-0

                                       9

        FBO: Account Registration
        A/C: Mutual Fund Account Number
             Name of Fund

BFDS will not process your purchase until the wired funds have been received.

Automatic purchases. If you purchase Advisor Shares directly from the Trust and the shares are held in your own name, you can make regular investments of $100 or more per month or quarter in Advisor Shares of the Fund through automatic deductions from your bank account. Please complete the appropriate section of the Account Application if you would like to utilize this option. For more information, please call (800) 464-3108. If you purchase Advisor Shares through a Service Organization, your firm may also provide automatic purchase options.
Please contact your Service Organization for details.

Purchases in-kind. Investors may purchase Advisor Shares of the Fund for cash or in exchange for securities, subject to the determination by Schroders in its discretion that the securities are acceptable. (For purposes of determining whether securities will be acceptable, Schroders will consider, among other things, whether they are liquid securities of a type consistent with the investment objective and policies of the Fund and have a readily ascertainable value.) If the Fund receives securities from an investor in exchange for Advisor
Shares of the Fund, the Fund will under some circumstances have the same tax basis in the securities as the investor had prior to the exchange (and the
Fund's gain for tax purposes would be calculated with regard to the investor's tax basis), and in such cases the Fund's holding period in those securities would include the investor's holding period. Any gain on the sale of securities received in exchange for Advisor Shares of the Fund would be subject to distribution as capital gain to all of the Fund's shareholders. (In some circumstances, receipt of securities from an investor in exchange for Advisor
Shares of the Fund may be a taxable transaction to the investor, in which case the Fund's tax basis in the securities would reflect the fair market value of the securities on the date of the exchange, and its holding period in the securities would begin on that date.) The Fund values securities accepted by
Schroders in the same manner as are the Fund's portfolio securities as of the time of the next determination of the Fund's net asset value. Although the Fund seeks to determine the fair value of securities contributed to the Fund, any valuation that does not reflect fair value may dilute the interests of the purchasing shareholder or the other shareholders of the Fund. All rights reflected in the market price of accepted securities at the time of valuation become the property of the Fund and must be delivered to the Fund upon receipt by the investor. Investors may realize a taxable gain or loss upon the exchange.
Investors interested in purchases through exchange should telephone Schroders at
(800) 464-3108, their Schroders client representative, or other financial intermediary.

Certain payments by Schroders or its affiliates. Schroder Fund Advisors Inc.,
Schroders, or their affiliates may, at their own expense and out of their own assets, provide compensation to financial intermediaries in connection with sales of Fund shares or shareholder servicing. In some instances, they may make this compensation available only to certain intermediaries who have sold or are expected to sell significant amounts of shares of the Fund. If you purchase or sell shares through an intermediary, the intermediary may charge a separate fee for its services. Consult your intermediary for information.

If correspondence to the shareholder's address of record is returned, then, unless BFDS determines the shareholder's new address, BFDS will reinvest dividends and other distributions returned to it in the Fund, and if the correspondence included checks, the checks will be canceled.

HOW TO SELL SHARES

When You May Redeem. You may sell your Advisor Shares back to the Fund on any day the New York Stock Exchange is open, either through your Service
Organization or directly to the Fund. If your shares are held in the name of a
Service Organization, you may only sell the shares through that Service
Organization. The Service Organization may charge you a fee for its services. If you choose to sell your shares directly to the Fund, you may do so by sending a letter of instruction or stock power form to Schroder Mutual Funds, or by calling BFDS at (800) 464-3108. Redemption requests received in good order by
Schroder Mutual Funds, BFDS, your Service Organization or another authorized broker or financial institution (as described below) prior to the close of the
New York Stock Exchange on any day the Exchange is open for trading will be priced at the net asset value next determined as of the end of that day. Orders received after that time will receive the next day's net asset value. A redemption request is in good order if it includes the exact name in which the shares are registered, the investor's
                                       10

account number, and the number of shares or the dollar amount of shares to be redeemed, and, for written requests, if it is signed in accordance with the account registration. A bank, broker-dealer, or certain other financial institutions must guarantee any signature in the form of the Stamp 2000
Medallion Guarantee. An investor can obtain this signature guarantee from a commercial bank, savings bank, credit union, or broker-dealer that participates in one of the Medallion signature guarantee programs. You may redeem your shares by telephone only if you elected the telephone redemption privilege option on your Account Application or otherwise in writing. Telephone redemption proceeds will be sent only to you at an address on record with the Fund for at least 30 days. Unless otherwise agreed, you may only exercise the telephone redemption privilege to redeem shares worth not more than $50,000. The Trust may require additional documentation from shareholders that are corporations, partnerships, agents, fiduciaries, surviving joint owners, those acting through powers of attorney, or similar delegation.

If you redeem shares through your Service Organization, your Service
Organization is responsible for ensuring that the Transfer Agent receives your redemption request in proper form. If your Service Organization receives Federal
Reserve wires, you may instruct that your redemption proceeds be forwarded by wire to your account with your Service Organization; you may also instruct that your redemption proceeds be forwarded to you by a wire transfer. Please indicate your Service Organization's or your own complete wiring instructions. Your
Service Organization may charge you separately for this service.

Certain brokers or other financial institutions may accept redemption orders for
Advisor Shares on behalf of the Fund. Such brokers or financial institutions may designate other intermediaries to accept redemption orders on behalf of the
Fund. For purposes of pricing, the Fund may be deemed to have received a redemption order when an authorized broker or financial institution or, if applicable, a broker or financial institution's authorized designee, receives the order. Agreements between such brokers or financial institutions and
Schroder Fund Advisors Inc., the Trust's distributor, provide that these orders would be priced at the Fund's net asset value next determined after they are received by the broker or financial institution or authorized designee. Orders received in good order prior to the close of the New York Stock Exchange on any day the Exchange is open for trading will receive the net asset value next determined as of the end of that day. Orders received after that time will receive the next day's net asset value.

The Trust will pay you for your redemptions as promptly as possible and in any event within seven days after the request for redemption is received in good order. The Trust generally sends payment for shares on the business day after a request is received. In case of emergencies, the Trust may suspend redemptions or postpone payment for more than seven days, as permitted by law. If you paid for your Advisor Shares by check, the Trust will not send you your redemption proceeds until the check you used to pay for the shares has cleared, which may take up to 15 calendar days from the purchase date.

Involuntary Redemptions. If, because of your redemptions, your account balance for the Fund falls below a minimum amount set by the Trustees (presently
$2,000), the Trust may choose to redeem your Advisor Shares in the Fund and pay you for them. You will receive at least 30 days' written notice before the Trust redeems your Advisor Shares, and you may purchase additional Advisor Shares at any time to avoid a redemption. The Trust may also redeem Advisor Shares if you own shares of the Fund above a maximum amount set by the Trustees. There is currently no maximum, but the Trustees may establish one at any time, which could apply to both present and future shareholders.

Suspension. The Trust may suspend the right of redemption of the Fund or postpone payment by the Fund during any period when: (1) trading on the New York
Stock Exchange is restricted, as determined by the Securities and Exchange
Commission ("SEC"), or the Exchange is closed; (2) the SEC has by order permitted such suspension; or (3) an emergency (as defined by rules of the SEC)
exists, making disposal of portfolio investments or determination of the Fund's net asset value not reasonably practicable.

Redemptions in kind. The Trust has agreed to redeem Advisor Shares of the Fund solely in cash up to the lesser of $250,000 or 1% of the Fund's net assets attributable to Advisor Shares during any 90-day period for any one shareholder.
In consideration of the best interests of the remaining shareholders of the
Fund, the Trust may pay any redemption proceeds exceeding this amount in whole or in part by a distribution in kind of securities held by the Fund in lieu of cash. The Trust does not expect to redeem Advisor Shares in kind under normal circumstances. If the Trust redeems your Advisor Shares in kind, you should expect to incur brokerage expenses and other transaction costs upon the disposition of the securities you receive from the Fund. In addition, the price of those securities may change between the time when you receive the securities and the time when you are able to dispose of them.

General. If you request that your redemption proceeds be sent to you at an address other than your address of record, or to another party, you must include a signature guarantee for each signature, by an eligible signature guarantor, such as a member firm of a national securities exchange or a commercial bank or trust company located in the United States. If you are a resident of a foreign country, another type of certification may be required. For more details, please contact BFDS at (800) 464-3108, your Schroders client representative or your financial intermediary. The Trust may require corporations, fiduciaries, and other types of shareholders to supply additional documents which support their authority to effect a redemption. In an effort to prevent unauthorized or fraudulent redemption requests by telephone, BFDS will follow reasonable procedures to confirm that telephone instructions are

                                       11

genuine. BFDS and the Trust generally will not be liable for any losses due to unauthorized or fraudulent purchase or redemption requests, but the applicable party or parties may be liable if they do not follow these procedures.

Redemption Fee. The Fund imposes a 2.00% redemption fee on shares redeemed
(including in connection with an exchange) two months or less from their date of purchase. The fee is not a sales charge (load); it is paid directly to the Fund.

To the extent that the redemption fee applies, the price you will receive when you redeem your shares of the Fund is the net asset value next determined after receipt of your redemption request in good order, minus the redemption fee. The redemption fee is applied only against the portion of your redemption proceeds that represents the lower of (i) the initial cost of the shares redeemed and
(ii) the net asset value of the shares at the time of redemption, so that you will not pay a fee on amounts attributable to capital appreciation of your shares. The redemption fee is not assessed on shares acquired through the reinvestment of dividends or distributions paid by the Fund, shares held in employer-sponsored retirement accounts (such as 401(k), 403(b), Keogh, profit sharing, SIMPLE IRA, SEP-IRA and money purchase pension accounts), or shares redeemed through designated systematic withdrawal plans. The redemption fee does apply to IRAs, and may also apply to shares in retirement plans held in broker omnibus accounts.

For purposes of computing the redemption fee, redemptions by a shareholder to which the fee applies will be deemed to have been made in the following order:
(i) from shares of the Fund purchased through the reinvestment of dividends and distributions paid by the Fund; and (ii) from all other shares of the Fund, on a first-purchased, first-redeemed basis. Only shares described in clause (ii)
above that are redeemed two months or less from their date of purchase will be subject to the redemption fee.

ADDITIONAL INFORMATION ABOUT ADVISOR SHARES; DISTRIBUTION PLANS

The Trust sells Advisor Shares of the Fund at their net asset value without any sales charges or loads, so that the full amount of your purchase payment is invested in the Fund. You also receive the full value of your Advisor Shares when you sell them back to the Fund, without any deferred sales charge.

Distribution plans. The Fund has adopted a Distribution Plan pursuant to Rule
12b-1 under the Investment Company Act of 1940, as amended, that allows the Fund to pay distribution and other fees with respect to its Advisor Shares. Under the
Plan, the Fund may make payments at an annual rate of up to 0.25% of the average daily net assets attributable to its Advisor Shares to compensate the distributor for distribution services and certain shareholder services with respect to the Fund's Advisor Shares.

Because the fees are paid out of the Fund's assets on a ongoing basis, over time these fees will increase the cost of an investment in Advisor Shares of the Fund and may cost you more than paying other types of sales charges.

In addition, the Fund may pay Schroders or its affiliates, banks, broker-dealers, financial advisors, or other financial institutions fees for sub-administration, sub-transfer agency, and other shareholder services associated with shareholders whose shares are held of record in omnibus or other group accounts. In addition, the Fund's service providers, including Schroders, or any of their affiliates, may, from time to time, make these types of payment or payments for other shareholder services or distribution, out of their own resources and without additional cost to the Fund or its shareholders.

EXCHANGES

You can exchange your Advisor Shares of the Fund for Advisor Shares of other funds in the Schroder family of funds at any time at their respective net asset values. The Trust would treat the exchange as a sale of your Advisor Shares, and any gain on the exchange will generally be subject to tax. For a listing of the
Schroder funds available for exchange and to exchange Advisor Shares, please contact your Service Organization or call the Trust directly at (800) 464-3108.
(From outside the United States, please call (617) 483-5000 and ask to speak with a representative of the Schroder Mutual Funds.) In order to exchange shares by telephone, you must complete the appropriate

                                       12

section of the Account Application. The Trust and Schroders reserve the right to change or suspend the exchange privilege at any time. Schroders would notify shareholders of any such change or suspension.

DIVIDENDS AND DISTRIBUTIONS

The Fund distributes any net investment income and any net realized capital gain at least annually. Distributions from net capital gain are made after applying any available capital loss carryovers.

Shares begin to earn dividends on the first business day following the day of purchase. Shares earn dividends through the date of redemption.

YOU CAN CHOOSE FROM FOUR DISTRIBUTION OPTIONS:

     o   Reinvest all distributions in additional Advisor Shares of the Fund;

     o   Receive distributions from net investment income in cash while reinvesting capital gains distributions in additional Advisor Shares of the Fund;

     o   Receive distributions from net investment income in additional Advisor
         Shares of the Fund while receiving capital gain distributions in cash;
         or

     o   Receive all distributions in cash.

You can change your distribution option by notifying BFDS in writing. If you do not select an option when you open your account, the Fund will reinvest all distributions in Advisor Shares of the Fund. You will receive a statement confirming reinvestment of distributions in additional Fund shares promptly following the period in which the reinvestment occurs.

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

Excessive trading can hurt Fund performance, operations, and shareholders. The
Board of Trustees of the Fund has adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares by Fund shareholders. The
Fund discourages, and does not accommodate, frequent purchases and redemption of the Fund's shares to the extent Schroders believes that such trading is harmful to the Fund's shareholders, although the Fund will not necessarily prevent all frequent trading in its shares. The Fund reserves the right, in its discretion, to reject any purchase, in whole or in part (including, without limitation, purchases by persons whose trading activity Schroders believes could be harmful to the Fund). The Trust or Schroders may also limit the amount or number of exchanges or reject any purchase by exchange if the Trust or Schroders believes that the investor in question is engaged in "market timing activities" or similar activities that may be harmful to the Fund or its shareholders, although the Trust and Schroders have not established any maximum amount or number of such exchanges that may occur in any period. In addition, the Board of Trustees of the Fund has established a 2.00% redemption fee for shares of the Fund held for two months or less from their date of purchase. See "How to Sell Shares -
Redemption Fee" for further information. The ability of Schroders to monitor trades that are placed through omnibus or other nominee accounts is limited in those instances in which the broker, retirement plan administrator, or fee-based program sponsor does not provide complete information to Schroders regarding underlying beneficial owners of Fund shares. The Trust or Schroders may take any steps they consider appropriate in respect of frequent trading in omnibus accounts, including seeking additional information from the holder of the omnibus account or potentially closing the omnibus account (although there can be no assurance that the Trust or Schroders would do so). Please see the
Statement of Additional Information for additional information on frequent purchases and redemptions of Fund shares. There can be no assurance that the
Fund or Schroders will identify all harmful purchase or redemption activity, or market timing or similar activities, affecting the Fund, or that the Fund or
Schroders will be successful in limiting or eliminating such activities.

PAYMENT OF FEES

                                       13

The Fund may pay Schroders or its affiliates, banks, broker-dealers, financial advisors, or other financial institutions fees for sub-administration, sub-transfer agency, and other shareholder services associated with shareholders whose shares are held of record in omnibus or other group accounts. In addition, the Fund's service providers, including Schroders, or any of their affiliates, may, from time to time, make these types of payment or payments for other shareholder services or distribution, out of their own resources and without additional cost to the Fund or its shareholders.

TAXES

TAXES ON DIVIDENDS AND DISTRIBUTIONS. For federal income tax purposes, distributions of investment income are taxed as ordinary income. Taxes on distributions of capital gains are determined by how long the Fund owned the investments that generated the gains, rather than how long you have owned your shares. Distributions of net capital gains from the sale of investments that the
Fund has held for more than one year and that are properly designated by the
Fund as capital gain dividends will be taxable as long-term capital gains.
Distributions of gains from the sale of investments that the Fund owned for one year or less will be taxable as ordinary income. Generally, gains realized by the Fund on the sale or exchange of investments, the income from which is tax exempt, will be taxable to shareholders. For taxable years beginning on or before December 31, 2008, distributions of investment income designated by the
Fund as derived from "qualified dividend income" will be taxed in the hands of individuals at rates applicable to long-term capital gains provided holding period and other requirements are met at both the shareholder and Fund level.
The Fund does not expect a significant portion of Fund distributions to be derived from qualified dividend income.

Distributions are taxable to shareholders even if they are paid from income or gains earned by the Fund before a shareholder's investment (and thus were included in the price the shareholder paid). Distributions are taxable whether shareholders receive them in cash or reinvest them in additional shares.

In general, dividends (other than capital gain dividends) paid to a shareholder that is not a "U.S. person" within the meaning of the Code (a "foreign person"), are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate). However, under the American Jobs Creation Act of 2004, effective for taxable years of the Fund beginning after December 31, 2004 and before January 1, 2008, the Fund generally will not be required to withhold any amounts with respect to distributions of (i) U.S. source interest income that would not be subject to U.S. federal income tax if earned directly by an individual foreign person, and (ii) net short-term capital gains in excess of net long-term capital losses, in each case to the extent such distributions are properly designated by the Fund.

Long-term capital gain rates applicable to individuals have been temporarily reduced - in general, to 15% with lower rates applying to taxpayers in the 10%
and 15% rate brackets - for taxable years beginning on or before December 31,
2008.

TAXES WHEN YOU SELL, REDEEM OR EXCHANGE YOUR SHARES. Any gain resulting from a redemption, sale or exchange (including an exchange for shares of another fund)
of your shares in the Fund will also generally be subject to federal income tax at either short-term or long-term capital gain rates depending on how long you have owned your shares.

FOREIGN TAXES. The Fund's investments in foreign securities may be subject to foreign withholding or other taxes. In that case, the Fund's yield on those securities would be decreased. Shareholders generally will not be entitled to claim a credit or deduction with respect to foreign taxes. In addition, investments in foreign securities may increase or accelerate the Fund's recognition of ordinary income and may affect the timing or amount of the Fund's distributions.

CONSULT YOUR TAX ADVISOR ABOUT OTHER POSSIBLE TAX CONSEQUENCES. This is a
summary of certain U.S. federal income tax consequences of investing in the
Fund. You should consult your tax advisor for more information on your own tax situation, including possible other federal, state, local and foreign tax consequences of investing in the Fund.

DISCLOSURES OF FUND PORTFOLIO INFORMATION

                                       14

Please see the Fund's Statement of Additional Information for a description of the Fund's policies and procedures regarding the persons to whom the Fund or
Schroders may disclose the Fund's portfolio securities positions, and under which circumstances.

USA PATRIOT ACT

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means to you: When you open an account directly with the Fund, you will be asked your name, address, date of birth, and other information that will allow you to be identified. You may also be asked for other identifying documentation.
If the Trust is unable to verify the information shortly after your account is opened, your account may be closed and your shares redeemed at their net asset values at the time of the redemption.

                                       15

                               INVESTMENT ADVISER
                Schroder Investment Management North America Inc.
                                875 Third Avenue
                            New York, New York 10022

                                  ADMINISTRATOR
                           Schroder Fund Advisors Inc.
                                875 Third Avenue
                            New York, New York 10022

                                SUB-ADMINISTRATOR
                      SEI Investments Global Funds Services
                             1 Freedom Valley Drive
                            Oaks, Pennsylvania 19456

                                    CUSTODIAN
                             J.P. Morgan Chase Bank
                                 270 Park Avenue
                            New York, New York 10017

                                   DISTRIBUTOR
                           Schroder Fund Advisors Inc.
                                875 Third Avenue
                            New York, New York 10022

                     TRANSFER AND DIVIDEND DISBURSING AGENT
                      Boston Financial Data Services, Inc.
                               Two Heritage Drive
                        North Quincy, Massachusetts 02171

                                     COUNSEL
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110

                             INDEPENDENT ACCOUNTANTS
                           PricewaterhouseCoopers LLP
                               Two Commerce Square
                                   Suite 1700
                               2001 Market Street
                        Philadelphia, Pennsylvania 19103

SCHRODER SERIES TRUST
Schroder U.S. Small and Mid Cap Opportunities Fund

Schroder U.S. Small and Mid Cap Opportunities Fund has a Statement of Additional
Information (SAI) which includes additional information about the Fund. The SAI is incorporated by reference into this Prospectus, which means it is part of this Prospectus for legal purposes. You may get free copies of these materials, request other information about the Fund, or make shareholder inquiries by calling (800) 464-3108. From outside the United States, please call (617)
483-5000 and ask to speak with a representative of the Schroder Mutual Funds.
The Fund's SAI and annual and semi-annual reports are also available on the following website: www.schroderfunds.com.

You may review and copy information about the Fund, including its SAI, at the
Securities and Exchange Commission's public reference room in Washington, D.C.
You may call the Commission at 1-800-SEC-0330 for information about the operation of the public reference room. You may also access reports and other information about the Fund on the Commission's Internet site at www.sec.gov. You may get copies of this information, with payment of a duplication fee, by electronic request to the following e-mail address: publicinfo@sec.gov or by writing the Public Reference Section of the Commission, Washington, D.C.
20549-0102. You may need to refer to Schroder Series Trust's file number under the Investment Company Act, which is 811-7840.

SCHRODER SERIES TRUST
875 Third Avenue
New York, New York 10022
(800) 464-3108

File No. 811-7840

[SCHRODERS LOGO]
--------------------------------------------------------------------------------
PROSPECTUS
JULY __, 2005

SCHRODER U.S. SMALL AND MID CAP OPPORTUNITIES FUND

Investor Shares

This Prospectus describes Schroder U.S. Small and Mid Cap Opportunities Fund, a
mutual fund offered by Schroder Series Trust (the "Trust").

The Fund seeks capital appreciation. The Fund invests principally in equity securities of small and mid cap companies in the United States.

This Prospectus explains what you should know about the Fund before you invest.
Please read it carefully. You can call the Schroder Mutual Funds at (800)
464-3108 to find out more about the Fund and other funds in the Schroder family of funds. From outside the United States, please call (617) 483-5000 and ask to speak with a representative of the Schroder Mutual Funds.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

                              SCHRODER SERIES TRUST

                                                                            PAGE
                                                                            ----

SUMMARY INFORMATION

This summary identifies the investment objective, principal investment strategies, and principal risks of Schroder U.S. Small and Mid Cap Opportunities
Fund (the "Fund"), a series of Schroder Series Trust (the "Trust").

o INVESTMENT OBJECTIVE. To seek capital appreciation.

o PRINCIPAL INVESTMENT STRATEGIES. The Fund invests primarily in companies in the United States (determined as described below) that the Fund's adviser considers to be small or mid cap companies. In selecting investments for the
Fund, the Fund's adviser seeks to identify securities of companies that it believes offer the potential for capital appreciation, based on novel, superior or niche products or services, operating characteristics, quality of management, an entrepreneurial management team, their having gone public in recent years, opportunities provided by mergers, divestitures or new management, or other factors. These factors generally apply to all investments made by the Fund, including initial public offerings, although the Fund may also invest in certain initial public offerings that the portfolio manager believes will be in high demand.  The Fund may sell a security when the Fund's adviser believes it is fully priced or when more attractive investment candidates become available.

The Fund normally invests at least 80% of its net assets in companies considered by the Fund's adviser at the time to be a small or mid cap company located in the United States. The Fund's adviser currently considers a company to be a small or mid cap company if the company has a market capitalization (at the time of purchase) of between $1 billion and $7 billion. The Fund may also invest in equity securities of larger companies, if the Fund's adviser believes they offer the potential for capital appreciation. The Fund invests in a variety of equity securities, including common and preferred stocks, convertible preferred stock and warrants to purchase common and preferred stocks. The Fund may purchase securities on securities exchanges as well as over-the-counter, and may also purchase securities offered in initial public offerings.

The Fund's adviser will consider an issuer located in the United States if it is organized under the laws of the United States or any state of the United States, or is domiciled or has its principal place of business located in the United
States.

o PRINCIPAL RISKS.

     o   It is possible to lose money on an investment in the Fund.

     o   SMALL AND MID CAP COMPANIES. Small and mid cap companies tend to be more vulnerable to adverse developments than larger companies. Small and mid cap companies may have limited product lines, markets, or financial resources, or may depend on a limited management group. Their securities may trade less frequently and in limited volumes. As a result, the prices of these securities may fluctuate more than the prices of securities of larger, more widely traded companies. Also, there may be less publicly available information about small and mid cap companies or less market interest in their securities as compared to larger companies, and it may take longer for the price of the securities to reflect the full value of their issuers' earnings potential or assets.

     o   EQUITY SECURITIES. Equity securities are securities that represent an ownership interest (or the right to acquire such an interest) in a company and include common and preferred stocks and warrants to purchase common or preferred stocks. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of bonds take priority over holders of preferred stock, whose claims take priority over the claims of those who own common stock. A risk of investing in the Fund is the risk that the value of the equity securities in the portfolio will fall, or will not appreciate as anticipated by the
         Fund's adviser, due to factors that adversely affect U.S. equities markets generally or particular companies in the portfolio. The Fund may invest in preferred stock that is convertible into common stock which is subject to the same risks of both preferred and common stock.
         The Fund may invest in warrants to purchase securities. The price, performance and liquidity of such warrants are all directly linked to the underlying stock, less transaction costs. In addition to the market risk related to the underlying holdings, the Fund bears additional counterparty risk with respect to the issuing broker. Moreover, there is currently no active trading market for equity-linked warrants.

     o   INITIAL PUBLIC OFFERINGS (IPOS). The Fund may purchase securities of companies in initial public offerings of their securities, either in the initial offering itself or shortly after the initial offering. Such investments are subject generally to the risks described above under
         "Small and Mid Cap Companies." Such securities have

                                       1

         no trading history, and information about such companies may be available for very limited periods. Under certain market conditions, very few companies, if any, may determine to make initial public offerings of their securities. At any particular time or from time to time the Fund may not be able to invest in securities issued in IPOs or invest to the extent desired. The investment performance of the Fund during periods when it is unable to invest significantly or at all in initial public offerings may be lower than during periods when the Fund is able to do so. The prices of securities sold in initial public offerings can be highly volatile.

     o   MARKET RISK. This is the risk that the value of the Fund's investments will fluctuate as the stock markets fluctuate and that prices overall will decline over short- or long-term periods.

     o   OVER-THE-COUNTER RISK. Securities traded on the NASDAQ may trade in smaller volumes, and their prices may be more volatile, than securities principally traded on securities exchanges. Such securities may be less liquid than more widely traded securities. In addition, the prices of such securities may include an undisclosed dealer markup, which the
         Fund pays as part of the purchase price.

     o   MANAGEMENT RISK. Because the Fund is actively managed, its investment return depends on the ability of its adviser to manage its portfolio successfully. The Fund's adviser and the investment team will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results.

                                 --------------

     Changes in investment objective and policies. The two policies described above requiring the Fund to invest at least 80% of its net assets in certain investments may be changed by the Trustees upon at least 60 days' prior written notice to shareholders. The Trustees may change the investment objective and other policies of the Fund without a vote of the shareholders.

                                       2

FEES AND EXPENSES

THIS TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU MAY PAY IF YOU BUY AND HOLD
INVESTOR SHARES OF THE FUND.

SHAREHOLDER FEES (paid directly from your investment):

        Maximum Sales Load Imposed on Purchases                       None
        Maximum Deferred Sales Load                                   None
        Maximum Sales Load Imposed on Reinvested Dividends            None
        Redemption Fee(1)                                             2.00%
        Exchange Fee                                                  None

(1) Shares of the Fund held for two months or less are subject to a redemption fee of 2.00%.

ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Fund assets):

Management Fees (1)                                        1.00%
Distribution (12b-1) Fees                                  None
Other Expenses (2)                                         0.96%
Total Annual Fund Operating Expenses                       1.96%
Less:  Fee Waiver                                         (0.21)%
Net Expenses (3)                                           1.75%

     (1) "Management Fees" for the Fund include all fees payable to the Fund's adviser and its affiliates for investment advisory and fund administration services. The Fund also pays sub-administrative fees directly to SEI
     Investments Global Funds Services, and those fees are included under "Other
     Expenses." Because the management fee is subject to breakpoints on average daily net assets of the Fund over $250 million, the management fee will likely be lower for periods when the Fund's assets exceed $250 million.

     (2) "Other Expenses" are based on estimated amounts for the Fund's current fiscal year.

     (3) The "Net Expenses" shown for the Fund reflect the effect of contractually imposed fee waivers and/or expense limitations, in effect through July 31, 2006, on the Total Annual Fund Operating Expenses of the
     Fund. In order to limit the expenses of the Fund's Investor Shares, the
     Fund's adviser is contractually obligated to reduce its compensation and, if necessary, to pay certain other Fund expenses until July 31, 2006 to the extent that the Total Annual Fund Operating Expenses of the Fund allocable to its Investor Shares exceed the annual rate of 1.75% of average daily net assets attributable to the Fund's Investor Shares.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in Investor Shares of the Fund for the time periods indicated and then redeem all of your Investor Shares at the end of those periods. The Example also assumes that your investment earns a 5%
return each year and that the Fund's operating expenses for each year are the same as the Fund's Total Annual Fund Operating Expenses shown above (except that, in the first year, the operating expenses are the same as the Fund's Net
Expenses shown above). Your actual costs may be higher or lower. Based on these assumptions, your costs would be:

Example Table:

1 Year                              3 Years
------                              -------
$178                                $595

                                       3

Performance Information. The Fund recently commenced operations and does not yet have historical investment performance. Accordingly, no performance information is included for the Fund. For performance information with respect to other investment accounts managed by the Fund's adviser, see the Statement of
Additional Information.

PRINCIPAL RISKS OF INVESTING IN THE FUND

The Fund may not achieve its objective. The following provides more detail about certain of the Fund's principal risks and the circumstances which could adversely affect the value of the Fund's shares or its investment return.

o SMALL AND MID CAP COMPANIES. The Fund may invest in companies that are smaller and less well-known than larger, more widely held companies. Small and mid cap companies may offer greater opportunities for capital appreciation than larger companies, but may also involve certain special risks. They are more likely than larger companies to have limited product lines, markets or financial resources, or to depend on a small, inexperienced management group. Securities of smaller companies may trade less frequently and in lesser volume than more widely held securities and their values may fluctuate more sharply than other securities.
They may also trade in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity. These securities may therefore be more vulnerable to adverse developments than securities of larger companies, and the
Fund may have difficulty establishing or closing out its securities positions in smaller companies at prevailing market prices. Also, there may be less publicly available information about smaller companies or less market interest in their securities as compared to larger companies, and it may take longer for the prices of the securities to reflect the full value of their issuers' earnings potential or assets.

o EQUITY SECURITIES. The principal risks of investing in the Fund include the risk that the value of the equity securities in the portfolio will fall, or will not appreciate as anticipated by the Fund's adviser, due to factors that adversely affect U.S. equities markets generally or particular companies in the portfolio. Common stocks represent an equity or ownership interest in an issuer and are subject to issuer and market risks that may cause their prices to fluctuate over time. Preferred stocks represent an equity or ownership interest in an issuer that typically pays dividends at a specified rate and that has priority over common stock in the payment of dividends and in liquidation. If interest rates rise, the fixed dividend on preferred stocks may be less attractive, causing the price of preferred stocks to decline.

o INITIAL PUBLIC OFFERINGS (IPOS). The Fund may also purchase securities of companies in initial public offerings (IPOs), which frequently are smaller companies. Such securities have no trading history, and information about these companies may be available for very limited periods. The prices of securities sold in IPOs also can be highly volatile. Under certain market conditions, very few companies, if any, may determine to make initial public offerings of their securities. At any particular time or from time to time the Fund may not be able to invest in securities issued in IPOs or invest to the extent desired, because, for example, only a small portion (if any) of the securities being offered in an
IPO may be made available to the Fund. The investment performance of the Fund during periods when it is unable to invest significantly or at all in initial public offerings may be lower than during periods when the Fund is able to do
so.

o MARKET RISK. Although stocks may outperform other asset classes over the long term, their prices tend to fluctuate more dramatically over the shorter term.
These movements may result from factors affecting individual companies, or from broader influences like changes in interest rates, market conditions, investor confidence or announcements of economic, political or financial information.
While potentially offering greater opportunities for capital growth than larger, more established companies, the stocks of smaller companies may be particularly volatile, especially during periods of economic uncertainty. These companies may face less certain growth prospects, or depend heavily on a limited line of products and services or the efforts of a small number of key management personnel.

o OVER-THE-COUNTER RISK. Securities traded on NASDAQ may trade in smaller volumes, and their prices may be more volatile, than securities principally traded on securities exchanges. Such securities may be less liquid than more widely traded securities. In addition, the prices of such securities may include an undisclosed dealer markup, which the Fund pays as part of the purchase price.

o MANAGEMENT RISK. Because the Fund is actively managed, its investment return depends on the ability of its adviser to manage its portfolio successfully. The
Fund's adviser and the investment team will apply investment

                                       4

techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results.

NON-PRINCIPAL INVESTMENT STRATEGIES AND TECHNIQUES

     In addition to the principal investment strategies described in the
Principal Investment Strategies section above, the Fund may at times, but is not required to, use the strategies and techniques described below, which involve certain special risks. This Prospectus does not attempt to disclose all of the various investment techniques and types of securities that the Fund's adviser might use in managing the Fund. As in any mutual fund, investors must rely on the professional investment judgment and skill of the Fund's adviser.

o FOREIGN INVESTMENTS. Investments in foreign securities entail certain risks.
There may be a possibility of nationalization or expropriation of assets, confiscatory taxation, political or financial instability, and diplomatic developments that could affect the value of the Fund's investments in certain foreign countries. Since foreign securities in which the Fund invests may be denominated and traded in foreign currencies, the value of the Fund's assets may be affected favorably or unfavorably by currency exchange rates, currency exchange control regulations, foreign withholding taxes, and restrictions or prohibitions on the repatriation of foreign currencies, although the Fund's adviser will typically (though not necessarily) attempt to limit any foreign currency exposure by entering into foreign currency exchange contracts or other hedging transactions. In addition, there may be less information publicly available about a foreign issuer than about a U.S. issuer, and foreign issuers are not generally subject to accounting, auditing, and financial reporting standards and practices comparable to those in the United States. The securities of some foreign issuers are less liquid and at times more volatile than securities of comparable U.S. issuers. Foreign brokerage commissions and other fees are also generally higher than in the United States. Foreign settlement procedures and trade regulations may involve certain risks (such as delay in payment or delivery of securities or in the recovery of the Fund's assets held abroad) and expenses not present in the settlement of domestic investments.

In addition, legal remedies available to investors in certain foreign countries may be more limited than those available to investors in the United States or in other foreign countries. The willingness and ability of foreign governmental entities to pay principal and interest on government securities depends on various economic factors, including the issuer's balance of payments, overall debt level, and cash-flow considerations related to the availability of tax or other revenues to satisfy the issuer's obligations. If a foreign governmental entity defaults on its obligations on the securities, the Fund may have limited recourse available to it. The laws of some foreign countries may limit the
Fund's ability to invest in securities of certain issuers located in those countries.

Special tax considerations apply to the Fund's investments in foreign securities. In determining whether to invest the Fund's assets in debt securities of foreign issuers, the Fund's adviser considers the likely impact of foreign taxes on the net yield available to the Fund and its shareholders.
Income and/or gains received by the Fund from sources within foreign countries may be reduced by withholding and other taxes imposed by such countries. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. Any such taxes paid by the Fund will reduce its income available for distribution to shareholders. In certain circumstances, the Fund may be able to pass through to shareholders credits for foreign taxes paid.
Certain of these risks may also apply to some extent to investments in U.S.
companies that are traded in foreign markets, or investments in U.S. companies that have significant foreign operations.

o SHORT SALES. The Fund may sell a security short when the Fund's adviser anticipates that the price of the security will decline. The Fund may make a profit or incur a loss depending on whether the market price of the security decreases or increases between the date of the short sale and the date on which the Fund "closes" the short position. A short position will result in a loss if the market price of the security in question increases between the date when the
Fund enters into the short position and the date when the Fund closes the short position. Such a loss could theoretically be unlimited in a case where the Fund is unable, for whatever reason, to close out its short position. In addition, short positions may result in a loss if a portfolio strategy of which the short position is a part is otherwise unsuccessful.

o WHEN-ISSUED, DELAYED DELIVERY, AND FORWARD COMMITMENT TRANSACTIONS. The Fund
may purchase securities on a when-issued, delayed delivery, or forward commitment basis. These transactions involve a commitment by the Fund to purchase a security for a predetermined price or yield, with payments and delivery taking

                                       5

place more than seven days in the future, or after a period longer than the customary settlement period for that type of security. These transactions may increase the overall investment exposure for the Fund and involve a risk of loss if the value of the securities declines prior to the settlement date.

o PRIVATE PLACEMENTS AND RESTRICTED SECURITIES. The Fund may invest in securities that are purchased in private placements. Because there may be relatively few potential purchasers for such investments, especially under adverse market or economic conditions or in the event of adverse changes in the financial condition of the issuer, the Fund could find it more difficult to sell such securities when Schroders believes it advisable to do so or may be able to sell such securities only at prices lower than if such securities were more widely held. At times, it may also be more difficult to determine the fair value of such securities for purposes of computing a Fund's net asset value.

o U.S. GOVERNMENT SECURITIES. U.S. government securities include a variety of securities that differ in their interest rates, maturities, and dates of issue.
While securities issued or guaranteed by some agencies or instrumentalities of the U.S. government (such as the Government National Mortgage Association) are supported by the full faith and credit of the United States, securities issued or guaranteed by certain other agencies or instrumentalities of the U.S.
government (such as the Federal National Mortgage Association) are supported by the right of the issuer to borrow from the U.S. government, and securities issued or guaranteed by certain other agencies and instrumentalities of the U.S.
government (such as the Student Loan Marketing Association) are supported only by the credit of the issuer itself.

o SECURITIES LOANS AND REPURCHASE AGREEMENTS. The Fund may lend portfolio securities to broker-dealers, and may enter into repurchase agreements. These transactions must be fully collateralized at all times, but involve some risk to the Fund if the other party should default on its obligation and the Fund is delayed or prevented from recovering the collateral.

o INVESTMENT IN OTHER INVESTMENT COMPANIES. The Fund may invest in other investment companies or pooled vehicles, including closed-end funds, that are advised by the Fund's adviser or its affiliates or by unaffiliated parties, to the extent permitted by applicable law. When investing in a closed-end investment company, the Fund may pay a premium above such investment company's net asset value per share and when the shares are sold, the price received by the Fund may be at a discount to net asset value. As a shareholder in an investment company, the Fund, and indirectly the Fund's shareholders, would bear its ratable share of the investment company's expenses, including advisory and administrative fees, and would at the same time continue to pay its own fees and expenses.

o TEMPORARY DEFENSIVE STRATEGIES. At times, the Fund's adviser may judge that conditions in the securities markets make pursuing the Fund's basic investment strategy inconsistent with the best interests of its shareholders. At such times, the Fund's adviser may, but is not required to, temporarily use alternate investment strategies primarily designed to reduce fluctuations in the value of the Fund's assets. In implementing these "defensive" strategies, the Fund would invest in investment grade fixed income securities, cash or money market instruments to any extent the Fund's adviser considers consistent with such defensive strategies. It is impossible to predict when, or for how long, the
Fund would use these alternate strategies. One risk of taking such temporary defensive positions is that the Fund may not achieve its investment objective.

o OTHER INVESTMENTS. The Fund may also invest in other types of securities and utilize a variety of investment techniques and strategies that are not described in this Prospectus. These securities and techniques may subject the Fund to additional risks. Please see the Statement of Additional Information for
additional information about the securities and investment techniques described in this Prospectus and about additional techniques and strategies that may be used by the Fund.

o PORTFOLIO TURNOVER. The length of time the Fund has held a particular security is not generally a consideration in investment decisions. The investment policies of the Fund may lead to frequent changes in the Fund's investments, particularly in periods of volatile market movements, in order to take advantage of what the Fund's adviser believes to be temporary disparities in normal yield relationships between securities. A change in the securities held by the Fund is known as "portfolio turnover." Portfolio turnover generally involves some expense to the Fund, including bid-asked spreads, dealer mark-ups and other transaction costs on the sale of securities and reinvestments in other securities, and may result in the realization of taxable capital gains
(including short-term gains, which are generally taxed to shareholders at ordinary income rates). The trading costs and tax effects associated with portfolio turnover may adversely affect the Fund's performance. During periods when the Fund experiences high portfolio turnover rates, these effects are likely to be more pronounced. The Fund's adviser currently expects that

                                       6

the portfolio turnover rate for the current fiscal year will be approximately
[ ] for the Fund. Consult your tax advisor regarding the Fund's portfolio turnover rate on your investments.

o PERCENTAGE INVESTMENT LIMITATIONS. Unless otherwise noted, all percentage limitations on Fund investments will apply at the time of investment. An investment by the Fund would not be considered to violate these limitations unless an excess or deficiency were to occur or exist immediately after and as a result of an investment. References in the discussion of the Fund's investment policies above to 80% of the Fund's net assets refer to that percentage of the aggregate of the Fund's net assets and the amount, if any, of borrowings by the
Fund for investment purposes.

MANAGEMENT OF THE FUND

A Board of Trustees governs the Trust. The Board of Trustees has retained
Schroder Investment Management North America Inc. ("Schroders") to serve as the
Fund's adviser and manage the investments of the Fund. Subject to the control of the Trustees, Schroders also manages the Fund's other affairs and business.

Schroders (itself and its predecessors) has been an investment manager since
1962, will serve as investment adviser to the Fund and currently serves as investment adviser to other mutual funds and a broad range of institutional investors. Schroders' ultimate parent, Schroders plc, and its affiliates currently engage in the asset management business, and as of December 31, 2004, had in the aggregate assets under management of approximately $204 billion.

o INVESTMENT ADVISORY FEES. The Fund expects to pay investment advisory fees to
Schroders at the annual rate of 0.75% of the Fund's average daily net assets up to $250 million, 0.65% of the next $250 million of such assets, and 0.60% of such assets in excess of $500 million.

o EXPENSE LIMITATIONS AND WAIVERS. In order to limit the expenses of the Fund's
Investor Shares, Schroders is contractually obligated to reduce its compensation and, if necessary, to pay certain other Fund expenses until July 31, 2006 to the extent that the Total Annual Fund Operating Expenses of the Fund allocable to its Investor Shares exceed the annual rate of 1.75% of the average daily net assets attributable to the Fund's Investor Shares.

o PORTFOLIO MANAGEMENT. The following portfolio manager at Schroders will have primary responsibility for making investment decisions for the Fund. Her recent professional experience is also shown. The Fund's Statement of Additional
Information ("SAI") provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of securities in the Fund.



      NAME              TITLE                SINCE                   RECENT PROFESSIONAL EXPERIENCE
      ----              -----                -----                   ------------------------------

Jenny B. Jones     Portfolio Manager   Inception (July ___, 2005)    Employed as an investment professional at Schroders since
                                                                     2003, and currently portfolio manager of Schroder U.S.
                                                                     Opportunities Fund. From 1996 through 2002, Ms. Jones was a portfolio manager at Morgan Stanley Investment Advisors
                                                                     Inc., where she most recently served as an Executive
                                                                     Director. Ms. Jones is an Executive Vice President of
                                                                     Schroders.


HOW THE FUND'S SHARES ARE PRICED

The Fund calculates the net asset value of its Investor Shares by dividing the total value of its assets attributable to its Investor Shares, less its liabilities attributable to those shares, by the number of Investor Shares outstanding. The Fund values its Investor Shares as of the close of trading on the New York Stock Exchange (normally 4:00 p.m., Eastern Time) each day the
Exchange is open. The Trust expects that days, other than weekend days, when the

                                       7

Exchange will not be open are New Year's Day, Martin Luther King, Jr. Day,
Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day,
Thanksgiving Day, and Christmas Day. The Fund values its portfolio securities for which market quotations are readily available at market value. Investments and assets for which market values are not readily available are valued by
Schroders at their fair values pursuant to guidelines established by the Board of Trustees, generally by reference to other securities or indexes. For instance, a pricing service may recommend a fair value based generally on prices of comparable securities. Short-term investments that will mature within 60 days are valued by Schroders using amortized cost, a form of fair valuation, pursuant to procedures adopted by the Board of Trustees. The net asset value of the
Fund's Investor Shares may differ from that of its Advisor Shares due to differences in the expenses of Investor Shares and Advisor Shares.

HOW TO BUY SHARES

The Trust, through its distributor, Schroder Fund Advisors Inc., sells Investor
Shares of the Fund at their net asset value without any sales charges or loads, so that the full amount of your purchase payment is invested in the Fund.

You may purchase Investor Shares of the Fund by completing the Account
Application that accompanies this Prospectus, and sending payment by check or wire as described below. Acceptance of your order will be delayed pending receipt of additional documentation, such as copies of corporate resolutions and instruments of authority, from corporations, administrators, executors, personal representatives, directors, or custodians.

The Fund sells its Investor Shares at their net asset value next determined after the Fund, its transfer agent, Boston Financial Data Services, Inc.
("BFDS") or an authorized broker or financial institution (as described below), receives your request in good order (meaning that the request meets the requirements set out below and in the Account Application, and otherwise meets the requirements implemented from time to time by the Fund's transfer agent or the Fund). In order for you to receive the Fund's next determined net asset value, the Fund, BFDS or the authorized broker or financial institution must receive your order before the close of trading on the New York Stock Exchange
(normally 4:00 p.m., Eastern Time). The Trust reserves the right to reject any order to purchase Investor Shares of the Fund.

The minimum investments for initial and additional purchases of Investor Shares of the Fund are as follows:

                                              INITIAL            ADDITIONAL
                                             INVESTMENT          INVESTMENTS
                                             ----------          -----------
         Regular Accounts                     $100,000             $10,000

The Trust may, in its sole discretion, waive these minimum initial or subsequent investment amounts for share purchases by: an employee of Schroders, any of its affiliates or a financial intermediary authorized to sell shares of the Fund, or such employee's spouse or life partner, or children or step-children age 21 or younger; investment advisory clients of Schroders; and current or former
Trustees. For share purchases made through certain fund networks or other financial intermediaries, the investment minimums associated with the policies and programs of the fund network or financial intermediary will apply.

Investor Shares of the Fund are intended for purchase by investors making a minimum initial investment of $100,000 and purchasing shares directly from the
Fund. Advisor Shares of the Fund are offered through another prospectus and are intended for investors making a minimum initial investment of $10,000 through a regular account or $4,000 through a traditional or Roth IRA and purchasing shares through a financial intermediary.

The Fund does not issue share certificates.

The Trust may suspend the offering of Investor Shares of the Fund for any period of time. The Trust may change any investment minimum from time to time.

Purchases by check. You may purchase Investor Shares of the Fund by mailing a check (in U.S. dollars) payable to the Fund. Schroder Mutual Funds will not accept third-party checks. You should direct your check and your completed
Account Application as follows:

REGULAR MAIL               OVERNIGHT OR EXPRESS MAIL
Schroder Mutual Funds      Boston Financial Data Services, Inc.
P.O. Box 8507              Attn: Schroder Mutual Funds

                                       8

Boston, MA 02266           66 Brooks Drive
                           Braintree, MA  02184

For initial purchases, a completed Account Application must accompany your check.

Purchases by bank wire. If you make your initial investment by wire, a completed
Account Application must precede your order. Upon receipt of the Application,
BFDS will assign you an account number. BFDS will process wire orders received prior to the close of trading on the New York Stock Exchange (normally 4:00
p.m., Eastern Time) on each day the Exchange is open for trading at the net asset value next determined as of the end of that day. BFDS will process wire orders received after that time at the net asset value next determined thereafter.

Please call BFDS at (800) 464-3108 to give notice that you will send funds by wire, and obtain a wire reference number. (From outside the United States, please call (617) 483-5000 and ask to speak with a Schroder Mutual Funds representative.) Please be sure to obtain a wire reference number. Instruct your bank to wire funds with the assigned reference number as follows:

          State Street Bank and Trust Company
          225 Franklin Street
          Boston, Massachusetts  02110

          ABA No.: 011000028
          Attn: Schroder Mutual Funds
          DDA No.: 9904-650-0
          FBO: Account Registration
          A/C: Mutual Fund Account Number
               Name of Fund

BFDS will not process your purchase until it receives the wired funds.

Automatic purchases. You can make regular investments of $100 or more per month or quarter in Investor Shares of the Fund through automatic deductions from your bank account. Please complete the appropriate section of the Account Application if you would like to utilize this option. For more information, please call
(800) 464-3108.

Brokers and other financial institutions. You may also buy and exchange Investor
Shares of the Fund through an authorized broker or other financial institution that has an agreement with Schroders or Schroder Fund Advisors Inc. The purchase and exchange policies and fees charged by such brokers and other institutions may be different than those of the Fund. For instance, banks, brokers, retirement plans and financial advisers may charge transaction fees and may set different investment minimums or limitations on buying or exchanging Investor
Shares. Please consult a representative of your financial institution for further information.

Certain brokers or other financial institutions may accept purchase orders for
Investor Shares on behalf of the Fund. Such brokers or financial institutions may designate other intermediaries to accept purchase orders on behalf of the
Fund. For purposes of pricing, the Fund will be deemed to have received a purchase order when an authorized broker or financial institution or, if applicable, a broker or financial institution's authorized designee, receives the order. Agreements between such brokers or financial institutions and
Schroder Fund Advisors Inc., the Trust's distributor, provide that these orders will be priced at the Fund's net asset value next determined after they are received by the broker or financial institution or authorized designee. Orders received in good order prior to the close of the New York Stock Exchange on any day the Exchange is open for trading will receive the net asset value next determined as of the end of that day. Orders received after that time will receive the next day's net asset value.

Brokers or other agents may charge investors a fee for effecting transactions in shares of the Fund, in addition to any fees the Fund charges.

Purchases in-kind. Investors may purchase Investor Shares of the Fund for cash or in exchange for securities, subject to the determination by Schroders in its discretion that the securities are acceptable. (For purposes of determining whether securities will be acceptable, Schroders will consider, among other things, whether they are liquid securities of a type consistent with the investment objective and policies of the Fund and have a readily ascertainable value.) If the Fund receives securities from an investor in exchange for
Investor Shares of the Fund, the Fund will under some circumstances have the same tax basis in the securities as the investor had prior to the

                                       9

exchange (and the Fund's gain for tax purposes would be calculated with regard to the investor's tax basis), and in such cases the Fund's holding period in those securities would include the investor's holding period. Any gain on the sale of securities received in exchange for Investor Shares of the Fund would be subject to distribution as capital gain to all of the Fund's shareholders. (In some circumstances, receipt of securities from an investor in exchange for
Investor Shares of the Fund may be a taxable transaction to the investor, in which case the Fund's tax basis in the securities would reflect the fair market value of the securities on the date of the exchange, and its holding period in the securities would begin on that date.) The Fund values securities accepted by
Schroders in the same manner as are the Fund's portfolio securities as of the time of the next determination of the Fund's net asset value. Although the Fund seeks to determine the fair value of securities contributed to the Fund, any valuation that does not reflect fair value may dilute the interests of the purchasing shareholder or the other shareholders of the Fund. All rights reflected in the market price of accepted securities at the time of valuation become the property of the Fund and must be delivered to the Fund upon receipt by the investor. Investors may realize a taxable gain or loss upon the exchange.
Investors interested in purchases through exchange should telephone Schroders at
(800) 464-3108, their Schroders client representative, or other financial intermediary.

Certain payments by Schroders or its affiliates. Schroder Fund Advisors Inc.,
Schroders, or their affiliates may, at their own expense and out of their own assets, provide compensation to financial intermediaries in connection with sales of Fund shares or shareholder servicing. In some instances, they may make this compensation available only to certain intermediaries who have sold or are expected to sell significant amounts of shares of the Fund. If you purchase or sell shares through an intermediary, the intermediary may charge a separate fee for its services. Consult your intermediary for information.

If correspondence to the shareholder's address of record is returned, then, unless BFDS determines the shareholder's new address, BFDS will reinvest dividends and other distributions returned to it in the Fund, and if the correspondence included checks, the checks will be canceled.

HOW TO SELL SHARES

When You May Redeem. You may sell your Investor Shares back to the Fund on any day the New York Stock Exchange is open by sending a letter of instruction or stock power form to Schroder Mutual Funds, or by calling BFDS at (800) 464-3108.
Redemption requests received in good order by Schroder Mutual Funds, BFDS, or an authorized broker or financial institution (as described below) prior to the close of the New York Stock Exchange on any day the Exchange is open for trading will be priced at the net asset value next determined as of the end of that day.
Orders received after that time will receive the next day's net asset value. A redemption request is in good order if it includes the exact name in which the shares are registered, the investor's account number, and the number of shares or the dollar amount of shares to be redeemed, and, for written requests, if it is signed in accordance with the account registration. A bank, broker-dealer, or certain other financial institutions must guarantee any signature in the form of the Stamp 2000 Medallion Guarantee. An investor can obtain this signature guarantee from a commercial bank, savings bank, credit union, or broker-dealer that participates in one of the Medallion signature guarantee programs. You may redeem your shares by telephone only if you elected the telephone redemption privilege option on your Account Application or otherwise in writing. Telephone redemption proceeds will be sent only to you at an address on record with the
Fund for at least 30 days. Unless otherwise agreed, you may only exercise the telephone redemption privilege to redeem shares worth not more than $50,000. The
Trust may require additional documentation from shareholders that are corporations, partnerships, agents, fiduciaries, surviving joint owners, those acting through powers of attorney, or similar delegation.

The Trust will pay you for your redemptions as promptly as possible and in any event within seven days after the request for redemption is received in good order. The Trust generally sends payment for shares on the business day after a request is received. In case of emergencies, the Trust may suspend redemptions or postpone payment for more than seven days, as permitted by law. If you paid for your Investor Shares by check, the Trust will not send you your redemption proceeds until the check you used to pay for the shares has cleared, which may take up to 15 calendar days from the purchase date.

Brokers and other financial institutions. You may also redeem and exchange
Investor Shares of the Fund through an authorized broker or other financial institution that has an agreement with Schroders or Schroder Fund Advisors Inc.
The redemption and exchange policies and fees charged by such brokers and other institutions may be different than those of the Fund. For instance, banks, brokers, retirement plans and financial advisers may charge transaction fees

                                       10

and may set different investment minimums or limitations on exchanging or redeeming Investor Shares. Please consult a representative of your financial institution for further information.

Certain brokers or other financial institutions may accept redemption orders for
Investor Shares on behalf of the Fund. Such brokers or financial institutions may designate other intermediaries to accept redemption orders on behalf of the
Fund. For purposes of pricing, the Fund will be deemed to have received a redemption order when an authorized broker or financial institution or, if applicable, a broker or financial institution's authorized designee, receives the order. Agreements between such brokers or financial institutions and
Schroder Fund Advisors Inc., the Trust's distributor, provide that these orders will be priced at the Fund's net asset value next determined after they are received by the broker or financial institution or authorized designee. Orders received in good order prior to the close of the New York Stock Exchange on any day the Exchange is open for trading will receive the net asset value next determined as of the end of that day. Orders received after that time will receive the next day's net asset value.

Brokers or other agents may charge investors a fee for effecting transactions in shares of the Fund, in addition to any fees the Fund charges.

Involuntary Redemptions. If, because of your redemptions, your account balance for the Fund falls below a minimum amount set by the Trustees (presently
$2,000), the Trust may choose to redeem your Investor Shares in the Fund and pay you for them. You will receive at least 30 days' written notice before the Trust redeems your Investor Shares, and you may purchase additional Investor Shares at any time to avoid a redemption. The Trust may also redeem Investor Shares if you own shares of the Fund above a maximum amount set by the Trustees. There is currently no maximum, but the Trustees may establish one at any time, which could apply to both present and future shareholders.

Suspension. The Trust may suspend the right of redemption of the Fund or postpone payment by the Fund during any period when: (1) trading on the New York
Stock Exchange is restricted, as determined by the Securities and Exchange
Commission ("SEC"), or the Exchange is closed; (2) the SEC has by order permitted such suspension; or (3) an emergency (as defined by rules of the SEC)
exists, making disposal of portfolio investments or determination of the Fund's net asset value not reasonably practicable.

Redemptions in kind. The Trust has agreed to redeem Investor Shares of the Fund solely in cash up to the lesser of $250,000 or 1% of the Fund's net assets attributable to Investor Shares during any 90-day period for any one shareholder. In consideration of the best interests of the remaining shareholders of the Fund, the Trust may pay any redemption proceeds exceeding this amount in whole or in part by a distribution in kind of securities held by the Fund in lieu of cash. The Trust does not expect to redeem Investor Shares in kind under normal circumstances. If the Trust redeems your Investor Shares in kind, you should expect to incur brokerage expenses and other transaction costs upon the disposition of the securities you receive from the Fund. In addition, the price of those securities may change between the time when you receive the securities and the time when you are able to dispose of them.

General. If you request that your redemption proceeds be sent to you at an address other than your address of record, or to another party, you must include a signature guarantee for each signature, by an eligible signature guarantor, such as a member firm of a national securities exchange or a commercial bank or trust company located in the United States. If you are a resident of a foreign country, another type of certification may be required. For more details, please contact BFDS at (800) 464-3108, your Schroders client representative or your financial intermediary. The Trust may require corporations, fiduciaries, and other types of shareholders to supply additional documents which support their authority to effect a redemption. In an effort to prevent unauthorized or fraudulent redemption requests by telephone, BFDS will follow reasonable procedures to confirm that telephone instructions are genuine. BFDS and the
Trust generally will not be liable for any losses due to unauthorized or fraudulent purchase or redemption requests, but the applicable party or parties may be liable if they do not follow these procedures.

Redemption Fee. The Fund imposes a 2.00% redemption fee on shares redeemed
(including in connection with an exchange) two months or less from their date of purchase. The fee is not a sales charge (load); it is paid directly to the Fund.

To the extent that the redemption fee applies, the price you will receive when you redeem your shares of the Fund is the net asset value next determined after receipt of your redemption request in good order, minus the redemption fee. The redemption fee is applied only against the portion of your redemption proceeds that represents the lower of (i) the initial cost of the shares redeemed and
(ii) the net asset value of the shares at the time of redemption, so that you will not pay a fee on amounts attributable to capital appreciation of your shares. The redemption fee is not

                                       11

assessed on shares acquired through the reinvestment of dividends or distributions paid by the Fund, shares held in employer-sponsored retirement accounts (such as 401(k), 403(b), Keogh, profit sharing, SIMPLE IRA, SEP-IRA and money purchase pension accounts), or shares redeemed through designated systematic withdrawal plans. The redemption fee does apply to IRAs, and may also apply to shares in retirement plans held in broker omnibus accounts.

For purposes of computing the redemption fee, redemptions by a shareholder to which the fee applies will be deemed to have been made in the following order:
(i) from shares of the Fund purchased through the reinvestment of dividends and distributions paid by the Fund; and (ii) from all other shares of the Fund, on a first-purchased, first-redeemed basis. Only shares described in clause (ii)
above that are redeemed two months or less from their date of purchase will be subject to the redemption fee.

EXCHANGES

You can exchange your Investor Shares of the Fund for Investor Shares of other funds in the Schroder family of funds at any time at their respective net asset values. The Trust would treat the exchange as a sale of your Investor Shares, and any gain on the exchange will generally be subject to tax. For a listing of the Schroder funds available for exchange and to exchange Investor Shares, please call (800) 464-3108. (From outside the United States, please call (617)
483-5000 and ask to speak with a representative of the Schroder Mutual Funds.)
In order to exchange shares by telephone, you must complete the appropriate section of the Account Application. The Trust and Schroders reserve the right to change or suspend the exchange privilege at any time. Schroders would notify shareholders of any such change or suspension.

DIVIDENDS AND DISTRIBUTIONS

The Fund distributes any net investment income and any net realized capital gain at least annually. Distributions from net capital gain are made after applying any available capital loss carryovers.

Shares begin to earn dividends on the first business day following the day of purchase. Shares earn dividends through the date of redemption.

YOU CAN CHOOSE FROM FOUR DISTRIBUTION OPTIONS:

     o   Reinvest all distributions in additional Investor Shares of the Fund;

     o   Receive distributions from net investment income in cash while reinvesting capital gains distributions in additional Investor Shares of the Fund;

     o   Receive distributions from net investment income in additional Investor
         Shares of the Fund while receiving capital gain distributions in cash;
         or

     o   Receive all distributions in cash.

You can change your distribution option by notifying BFDS in writing. If you do not select an option when you open your account, the Fund will reinvest all distributions in Investor Shares of the Fund. You will receive a statement confirming reinvestment of distributions in additional Fund shares promptly following the period in which the reinvestment occurs.

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

Excessive trading can hurt Fund performance, operations, and shareholders. The
Board of Trustees of the Fund has adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares by Fund shareholders. The
Fund discourages, and does not accommodate, frequent purchases and redemption of the Fund's shares to the extent Schroders believes that such trading is harmful to the Fund's shareholders, although the Fund will not necessarily prevent all frequent trading in its shares. The Fund reserves the right, in its discretion, to reject any purchase, in whole or in part (including, without limitation, purchases by persons whose trading activity

                                       12

Schroders believes could be harmful to the Fund). The Trust or Schroders may also limit the amount or number of exchanges or reject any purchase by exchange if the Trust or Schroders believes that the investor in question is engaged in
"market timing activities" or similar activities that may be harmful to the Fund or its shareholders, although the Trust and Schroders have not established any maximum amount or number of such exchanges that may occur in any period. In addition, the Board of Trustees of the Fund has established a 2.00% redemption fee for shares of the Fund held for two months or less from their date of purchase. See "How to Sell Shares - Redemption Fee" for further information. The ability of Schroders to monitor trades that are placed through omnibus or other nominee accounts is limited in those instances in which the broker, retirement plan administrator, or fee-based program sponsor does not provide complete information to Schroders regarding underlying beneficial owners of Fund shares.
The Trust or Schroders may take any steps they consider appropriate in respect of frequent trading in omnibus accounts, including seeking additional information from the holder of the omnibus account or potentially closing the omnibus account (although there can be no assurance that the Trust or Schroders would do so). Please see the Statement of Additional Information for additional information on frequent purchases and redemptions of Fund shares. There can be no assurance that the Fund or Schroders will identify all harmful purchase or redemption activity, or market timing or similar activities, affecting the Fund, or that the Fund or Schroders will be successful in limiting or eliminating such activities.

PAYMENT OF FEES

The Fund may pay Schroders or its affiliates, banks, broker-dealers, financial advisors, or other financial institutions fees for sub-administration, sub-transfer agency, and other shareholder services associated with shareholders whose shares are held of record in omnibus or other group accounts. In addition, the Fund's service providers, including Schroders, or any of their affiliates, may, from time to time, make these types of payment or payments for other shareholder services or distribution, out of their own resources and without additional cost to the Fund or its shareholders.

TAXES

TAXES ON DIVIDENDS AND DISTRIBUTIONS. For federal income tax purposes, distributions of investment income are taxed as ordinary income. Taxes on distributions of capital gains are determined by how long the Fund owned the investments that generated the gains, rather than how long you have owned your shares. Distributions of net capital gains from the sale of investments that the
Fund has held for more than one year and that are properly designated by the
Fund as capital gain dividends will be taxable as long-term capital gains.
Distributions of gains from the sale of investments that the Fund owned for one year or less will be taxable as ordinary income. Generally, gains realized by the Fund on the sale or exchange of investments, the income from which is tax exempt, will be taxable to shareholders. For taxable years beginning on or before December 31, 2008, distributions of investment income designated by the
Fund as derived from "qualified dividend income" will be taxed in the hands of individuals at rates applicable to long-term capital gains provided holding period and other requirements are met at both the shareholder and Fund level.
The Fund does not expect a significant portion of Fund distributions to be derived from qualified dividend income.

Distributions are taxable to shareholders even if they are paid from income or gains earned by the Fund before a shareholder's investment (and thus were included in the price the shareholder paid). Distributions are taxable whether shareholders receive them in cash or reinvest them in additional shares.

In general, dividends (other than capital gain dividends) paid to a shareholder that is not a "U.S. person" within the meaning of the Code (a "foreign person"), are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate). However, under the American Jobs Creation Act of 2004, effective for taxable years of the Fund beginning after December 31, 2004 and before January 1, 2008, the Fund generally will not be required to withhold any amounts with respect to distributions of (i) U.S. source interest income that would not be subject to U.S. federal income tax if earned directly by an individual foreign person, and (ii) net short-term capital gains in excess of net long-term capital losses, in each case to the extent such distributions are properly designated by the Fund.

Long-term capital gain rates applicable to individuals have been temporarily reduced - in general, to 15% with lower rates applying to taxpayers in the 10%
and 15% rate brackets - for taxable years beginning on or before December 31,
2008.

                                       13

TAXES WHEN YOU SELL, REDEEM OR EXCHANGE YOUR SHARES. Any gain resulting from a redemption, sale or exchange (including an exchange for shares of another fund)
of your shares in the Fund will also generally be subject to federal income tax at either short-term or long-term capital gain rates depending on how long you have owned your shares.

FOREIGN TAXES. The Fund's investments in foreign securities may be subject to foreign withholding or other taxes. In that case, the Fund's yield on those securities would be decreased. Shareholders generally will not be entitled to claim a credit or deduction with respect to foreign taxes. In addition, investments in foreign securities may increase or accelerate the Fund's recognition of ordinary income and may affect the timing or amount of the Fund's distributions.

CONSULT YOUR TAX ADVISOR ABOUT OTHER POSSIBLE TAX CONSEQUENCES. This is a
summary of certain U.S. federal income tax consequences of investing in the
Fund. You should consult your tax advisor for more information on your own tax situation, including possible other federal, state, local and foreign tax consequences of investing in the Fund.

DISCLOSURES OF FUND PORTFOLIO INFORMATION

Please see the Fund's Statement of Additional Information for a description of the Fund's policies and procedures regarding the persons to whom the Fund or
Schroders may disclose the Fund's portfolio securities positions, and under which circumstances.

USA PATRIOT ACT

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means to you: When you open an account directly with the Fund, you will be asked your name, address, date of birth, and other information that will allow you to be identified. You may also be asked for other identifying documentation.
If the Trust is unable to verify the information shortly after your account is opened, your account may be closed and your shares redeemed at their net asset values at the time of the redemption.

                                       14

                               INVESTMENT ADVISER
                Schroder Investment Management North America Inc.
                                875 Third Avenue
                            New York, New York 10022

                                  ADMINISTRATOR
                           Schroder Fund Advisors Inc.
                                875 Third Avenue
                            New York, New York 10022

                                SUB-ADMINISTRATOR
                      SEI Investments Global Funds Services
                             1 Freedom Valley Drive
                            Oaks, Pennsylvania 19456

                                    CUSTODIAN
                             J.P. Morgan Chase Bank
                                 270 Park Avenue
                            New York, New York 10017

                                   DISTRIBUTOR
                           Schroder Fund Advisors Inc.
                                875 Third Avenue
                            New York, New York 10022

                     TRANSFER AND DIVIDEND DISBURSING AGENT
                      Boston Financial Data Services, Inc.
                               Two Heritage Drive
                        North Quincy, Massachusetts 02171

                                     COUNSEL
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110

                             INDEPENDENT ACCOUNTANTS
                           PricewaterhouseCoopers LLP
                               Two Commerce Square
                                   Suite 1700
                               2001 Market Street
                        Philadelphia, Pennsylvania 19103

SCHRODER SERIES TRUST
Schroder U.S. Small and Mid Cap Opportunities Fund

Schroder U.S. Small and Mid Cap Opportunities Fund has a Statement of Additional
Information (SAI) which includes additional information about the Fund. The SAI is incorporated by reference into this Prospectus, which means it is part of this Prospectus for legal purposes. You may get free copies of these materials, request other information about the Fund, or make shareholder inquiries by calling (800) 464-3108. From outside the United States, please call (617)
483-5000 and ask to speak with a representative of the Schroder Mutual Funds.
The Fund's SAI and annual and semi-annual reports are also available on the following website: www.schroderfunds.com.

You may review and copy information about the Fund, including its SAI, at the
Securities and Exchange Commission's public reference room in Washington, D.C.
You may call the Commission at 1-800-SEC-0330 for information about the operation of the public reference room. You may also access reports and other information about the Fund on the Commission's Internet site at www.sec.gov. You may get copies of this information, with payment of a duplication fee, by electronic request to the following e-mail address: publicinfo@sec.gov or by writing the Public Reference Section of the Commission, Washington, D.C.
20549-0102. You may need to refer to Schroder Series Trust's file number under the Investment Company Act, which is 811-7840.

SCHRODER SERIES TRUST
875 Third Avenue
New York, New York 10022
(800) 464-3108

File No. 811-7840

                              SCHRODER SERIES TRUST

               Schroder U.S. Small and Mid Cap Opportunities Fund

                                    FORM N-1A
                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                                  JULY __, 2005

         This Statement of Additional Information ("SAI") is not a prospectus and is only authorized for distribution when accompanied or preceded by a
Prospectus for the Schroder U.S. Small and Mid Cap Opportunities Fund (the
"Fund"), as amended or supplemented from time to time. This SAI relates to the
Fund's Investor Shares and Advisor Shares. Investor Shares and Advisor Shares of
the Fund are offered through separate Prospectuses each dated July __, 2005
(each, a "Prospectus," and together, the "Prospectuses"), as amended or supplemented from time to time. This SAI contains information which may be useful to investors but which is not included in the Prospectuses. Investors may obtain free copies of the Prospectuses by calling the Trust at 800-464-3108.
From outside the United States, please call (617) 483-5000 and ask to speak with a Schroder Mutual Funds representative. The Fund is a series of Schroder Series
Trust.



TRUST HISTORY...............................................................................1

FUND CLASSIFICATION.........................................................................1

CAPITALIZATION AND SHARE CLASSES............................................................1

ADDITIONAL INFORMATION CONCERNING THE FUND'S PRINCIPAL

ARRANGEMENTS PERMITTING FREQUENT PURCHASES AND REDEMPTIONS OF FUND



                              SCHRODER SERIES TRUST

               SCHRODER U.S. SMALL AND MID CAP OPPORTUNITIES FUND

                       STATEMENT OF ADDITIONAL INFORMATION

TRUST HISTORY

         Schroder Series Trust (the "Trust") is a Massachusetts business trust organized under the laws of The Commonwealth of Massachusetts on May 6, 1993.
The Trust's Agreement and Declaration of Trust (as amended, the "Declaration of
Trust"), which is governed by Massachusetts law, is on file with the Secretary of State of The Commonwealth of Massachusetts. Schroder U.S. Small and Mid Cap
Opportunities Fund (the "Fund") is a series of the Trust. The Trust currently also comprises four other series, Schroder Enhanced Income Fund, Schroder U.S.
Core Fixed Income Fund, Schroder Municipal Bond Fund, and Schroder Short-Term
Municipal Bond Fund, which are offered through separate prospectuses and statements of additional information. Schroder Investment Management North
America Inc. ("Schroders") serves as investment adviser to the Funds.

FUND CLASSIFICATION

         The Fund is a diversified, open-end, management investment company registered under the Investment Company Act of 1940, as amended (the "Investment
Company Act"). This means that with respect to 75% of the Fund's total assets
(i) the Fund may not invest in securities of any issuer if, immediately after such investment, more than 5% of the total assets of the Fund (taken at current value) would be invested in the securities of that issuer (this limitation does not apply to investments in U.S. government securities or securities of other investment companies) and (ii) the Fund may not invest in a security if, as a result of such investment, it would hold more than 10% (taken at the time of such investment) of the outstanding voting securities of any one issuer (this limitation does not apply to investments in U.S. government securities or securities of other investment companies). The Fund is not subject to this limitation with respect to the remaining 25% of its total assets.

CAPITALIZATION AND SHARE CLASSES

         The Trust has an unlimited number of shares of beneficial interest that may, without shareholder approval, be divided into an unlimited number of series of such shares, which, in turn, may be divided into an unlimited number of classes of such shares. The shares of the Fund described in this SAI are currently divided into two classes, Investor Shares and Advisor Shares. Each class of shares is offered through a separate Prospectus. Unlike Investor
Shares, Advisor Shares are currently subject to distribution fees, so that the performance of the Fund's Investor Shares will normally be more favorable than that of the Fund's Advisor Shares over the same time period. Generally, expenses and liabilities particular to a class of the Fund, such as distribution fees applicable only to Advisor Shares, are allocated only to that class. Expenses and liabilities not related to a particular class are allocated in relation to the respective net asset value of each class, or on such other basis as the
Trustees may in their discretion consider fair and equitable to each class. The
Fund may suspend the sale of shares at any time.

         Shares entitle their holders to one vote per share, with fractional shares voting proportionally; however, a separate vote will be taken by the Fund or class of shares on matters affecting the particular Fund or class, as determined by the Trustees. For example, a change in a fundamental investment policy for the Fund would be voted upon only by shareholders of the Fund and a change to a distribution plan relating to a particular class and requiring shareholder approval would be voted upon only by shareholders of that class.
Shares have noncumulative voting rights. Although the Trust is not required to hold annual meetings of its shareholders, shareholders have the right to call a meeting to elect or remove

                                      -1-

Trustees or to take other actions as provided in the Declaration of Trust.
Shares have no preemptive or subscription rights, and are transferable. Shares are entitled to dividends as declared by the Trust as approved by the Trustees, and if the Fund were liquidated, each class of shares of the Fund would receive the net assets of the Fund attributable to the class of shares. Because Investor and Advisor Shares are subject to different expenses, the Fund's dividends and other distributions will normally differ between the two classes.

ADDITIONAL INFORMATION CONCERNING THE FUND'S PRINCIPAL INVESTMENT STRATEGIES

         The following discussion provides additional information concerning the
Fund's principal investment strategies and the principal risks of the Fund described in the Prospectuses. Unless a strategy or policy described below is specifically prohibited by the Fund's investment restrictions as set forth in the Prospectuses or under "Investment Restrictions" in this SAI, or by applicable law, the Fund may engage in each of the practices described below.

         EQUITY SECURITIES. The Fund primarily invests in equity securities.
Equity securities are securities that represent an ownership interest (or the right to acquire such an interest) in a company and include common and preferred stocks. Common stocks represent an equity or ownership interest in an issuer.
Preferred stocks represent an equity or ownership interest in an issuer that pays dividends at a specified rate and that has priority over common stock in the payment of dividends. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of bonds take priority over holders of preferred stock, whose claims take priority over the claims of those who own common stock.

         While offering greater potential for long-term growth, equity securities generally are more volatile and riskier than some other forms of investment, particularly debt securities. Therefore, the value of an investment in the Fund may at times decrease instead of increase.

         The Fund's investments may include securities traded "over-the-counter"
as well as those traded on a securities exchange. Some securities, particularly over-the-counter securities, may be more difficult to sell under some market conditions.

         Smaller Company Equity Securities. The Fund may invest in equity securities of companies with small market capitalizations. Such investments may involve greater risk than is usually associated with larger, more established companies. These companies often have sales and earnings growth rates that exceed those of companies with larger market capitalization. Such growth rates may in turn be reflected in more rapid share price appreciation. However, companies with small market capitalizations often have limited product lines, markets or financial resources and may be dependent upon a relatively small management group. These securities may have limited marketability and may be subject to more abrupt or erratic movements in price than securities of companies with larger market capitalizations or market averages in general.
Therefore, to the extent the Fund invests in securities with small market capitalizations, the net asset value of the Fund may fluctuate more widely than market averages.

         Preferred Stock. Preferred stock represents an equity interest in a company that generally entitles the holder to receive, in preference to holders of other stocks such as common stocks, dividends at a specified rate and a fixed share of proceeds resulting from a liquidation of the company. Preferred stock, unlike common stock, generally has a stated dividend rate payable from the corporation's earnings. Preferred stock dividends may be "cumulative" or
"non-cumulative." "Cumulative" dividend provisions

                                      -2-

require all or a portion of prior unpaid dividends to be paid to preferred stockholders before dividends can be paid on the issuer's common stock.
Preferred stock may be "participating" stock, which means that it may be entitled to a dividend that exceeds the stated dividend in certain cases.

         If interest rates rise, the fixed dividend on preferred stocks may be less attractive, causing the price of preferred stocks to decline.

         A company's preferred stock generally pays a dividend only after the company makes required payments to holders of its bonds and other debt. In addition, the rights of preferred stock on distribution of a company's assets in the event of a liquidation are generally subordinate to the rights of holders of the company's bonds or other creditors. As a result, the value of preferred stock will usually react more strongly than bonds and other debt to actual or perceived changes in the company's financial condition or prospects. Preferred stocks of small companies may be more vulnerable to adverse developments than those of larger companies.

NON-PRINCIPAL INVESTMENTS, INVESTMENT PRACTICES AND RISKS

         In addition to the principal investment strategies and the principal risks of the Fund described in the Prospectuses and this SAI, the Fund may employ other investment practices and may be subject to additional risks, which are described below.

         FOREIGN INVESTMENTS. The Fund may invest in securities principally traded in foreign markets. The Fund may also invest in Eurodollar certificates of deposit and other certificates of deposit issued by United States branches of foreign banks and foreign branches of United States banks.

         Investments in foreign securities may involve risks and considerations different from or in addition to investments in domestic securities. There may be less information publicly available about a foreign company than about a U.S.
company, and foreign companies are not generally subject to accounting, auditing, and financial reporting standards and practices comparable to those in the United States. The securities of some foreign companies are less liquid and at times more volatile than securities of comparable U.S. companies. Foreign brokerage commissions and other fees are also generally higher than in the
United States. Foreign settlement procedures and trade regulations may involve certain risks (such as delay in payment or delivery of securities or in the recovery of the Fund's assets held abroad) and expenses not present in the settlement of domestic investments. Also, because foreign securities may be denominated in foreign currencies, the values of the Fund's assets may be affected favorably or unfavorably by currency exchange rates and exchange control regulations, and the Fund may incur costs in connection with conversion between currencies.

         In addition, with respect to certain foreign countries, there is a possibility of nationalization or expropriation of assets, imposition of currency exchange controls, adoption of foreign governmental restrictions affecting the payment of principal and interest, imposition of withholding or confiscatory taxes, political or financial instability, and adverse political, diplomatic or economic developments which could affect the values of investments in those countries. In certain countries, legal remedies available to investors may be more limited than those available with respect to investments in the
United States or other countries and it may be more difficult to obtain and enforce a judgment against a foreign issuer. Also, the laws of some foreign countries may limit the Fund's ability to invest in securities of certain issuers located in those countries. Special tax considerations apply to foreign securities.

                                      -3-

         Income received by the Fund from sources within foreign countries may be reduced by withholding and other taxes imposed by such countries. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. It is impossible to determine the effective rate of foreign tax in advance since the amount of the Fund's assets to be invested in various countries is not known, and tax laws and their interpretations may change from time to time and may change without advance notice. Any such taxes paid by the Fund will reduce its net income available for distribution to shareholders.

         WARRANTS TO PURCHASE SECURITIES. The Fund may invest in equity-linked warrants. The Fund purchases the equity-linked warrants from a broker, who in turn is expected to purchase shares in the local market and issue a call warrant hedged on the underlying holdings. If the Fund exercises its call and closes its position, the shares are expected to be sold and the warrant redeemed with the proceeds. Each warrant represents one share of the underlying stock. Therefore, the price, performance and liquidity of the warrant are all directly linked to the underlying stock, less transaction costs. Equity-linked warrants are valued at the closing price of the underlying security, then adjusted for stock dividends declared by the underlying security. In addition to the market risk related to the underlying holdings, the Fund bears additional counterparty risk with respect to the issuing broker. Moreover, there is currently no active trading market for equity-linked warrants.

         CERTAIN DERIVATIVE INSTRUMENTS. Derivative instruments are financial instruments whose value depends upon, or is derived from, the value of an underlying asset, such as a security, index or currency. As described below, to the extent permitted under "Investment Restrictions" below and in the
Prospectuses, the Fund may engage in a variety of transactions involving the use of derivative instruments, including options and futures contracts on securities and securities indices, options on futures contracts, and short sales. These transactions may be used by the Fund for hedging purposes or, to the extent permitted by applicable law, to increase its current return. Use of derivatives other than for hedging purposes may be considered speculative, and when a Fund invests in a derivative instrument it could lose more than the principal amount invested.

         OPTIONS. The Fund may purchase and sell covered put and call options on its portfolio securities to enhance investment performance and to protect against changes in market prices.

Covered call options. The Fund may write covered call options on its portfolio securities to realize a greater current return through the receipt of premiums than it would realize on its securities alone. Such option transactions may also be used as a limited form of hedging against a decline in the price of securities owned by the Fund.

         A call option gives the holder the right to purchase, and obligates the writer to sell, a security at the exercise price at any time before the expiration date. A call option is "covered" if the writer, at all times while obligated as a writer, either owns the underlying securities (or comparable securities satisfying the cover requirements of the securities exchanges), or has the right to acquire such securities through immediate conversion of securities.

         In return for the premium received when it writes a covered call option, the Fund gives up some or all of the opportunity to profit from an increase in the market price of the securities covering the call option during the life of the option. The Fund retains the risk of loss should the price of such securities decline. If the option expires unexercised, the Fund realizes a gain equal to the premium, which may be offset by a decline in price of the underlying security. If the option is exercised, the Fund realizes a gain

                                      -4-

or loss equal to the difference between the Fund's cost for the underlying security and the proceeds of the sale (exercise price minus commissions) plus the amount of the premium.

         The Fund may terminate a call option that it has written before it expires by entering into a closing purchase transaction. The Fund may enter into closing purchase transactions in order to free itself to sell the underlying security or to write another call on the security, realize a profit on a previously written call option, or protect a security from being called in an unexpected market rise. Any profits from a closing purchase transaction may be offset by a decline in the value of the underlying security. Conversely, because increases in the market price of a call option will generally reflect increases in the market price of the underlying security, any loss resulting from a closing purchase transaction is likely to be offset in whole or in part by unrealized appreciation of the underlying security owned by the Fund.

Covered put options. The Fund may write covered put options in order to enhance its current return. Such options transactions may also be used as a limited form of hedging against an increase in the price of securities that the Fund plans to purchase. A put option gives the holder the right to sell, and obligates the writer to buy, a security at the exercise price at any time before the expiration date. A put option is "covered" if the writer segregates cash and high-grade short-term debt obligations or other permissible collateral equal to the price to be paid if the option is exercised.

         In addition to the receipt of premiums and the potential gains from terminating such options in closing purchase transactions, the Fund also receives interest on the cash and debt securities maintained to cover the exercise price of the option. By writing a put option, the Fund assumes the risk that it may be required to purchase the underlying security for an exercise price higher than its then current market value, resulting in a potential capital loss unless the security later appreciates in value.

         The Fund may terminate a put option that it has written before it expires by a closing purchase transaction. Any loss from this transaction may be partially or entirely offset by the premium received on the terminated option.

Purchasing put and call options. The Fund may also purchase put options to protect portfolio holdings against a decline in market value. This protection lasts for the life of the put option because the Fund, as a holder of the option, may sell the underlying security at the exercise price regardless of any decline in its market price. In order for a put option to be profitable, the market price of the underlying security must decline sufficiently below the exercise price to cover the premium and transaction costs that the Fund must pay. These costs will reduce any profit the Fund might have realized had it sold the underlying security instead of buying the put option.

         The Fund may purchase call options to hedge against an increase in the price of securities that the Fund wants ultimately to buy. Such hedge protection is provided during the life of the call option since the Fund, as holder of the call option, is able to buy the underlying security at the exercise price regardless of any increase in the underlying security's market price. In order for a call option to be profitable, the market price of the underlying security must rise sufficiently above the exercise price to cover the premium and transaction costs. These costs will reduce any profit the Fund might have realized had it bought the underlying security at the time it purchased the call option.

         The Fund may also purchase put and call options to enhance its current return. The Fund may also buy and sell combinations of put and call options on the same underlying security to earn additional income.

                                      -5-

Risks involved in the sale of options. Options transactions involve certain risks, including the risks that Schroders will not forecast interest rate or market movements correctly, that the Fund may be unable at times to close out such positions, or that hedging transactions may not accomplish their purpose because of imperfect market correlations. The successful use of these strategies depends on the ability of Schroders to forecast market and interest rate movements correctly.

         An exchange-listed option may be closed out only on an exchange which provides a secondary market for an option of the same series. Although the Fund will enter into an option position only if Schroders believes that a liquid secondary market exists, there is no assurance that a liquid secondary market on an exchange will exist for any particular option or at any particular time. If no secondary market were to exist, it would be impossible to enter into a closing transaction to close out an option position. As a result, the Fund may be forced to continue to hold, or to purchase at a fixed price, a security on which it has sold an option at a time when Schroders believes it is inadvisable to do so.

         Higher than anticipated trading activity or order flow or other unforeseen events might cause The Options Clearing Corporation or an exchange to institute special trading procedures or restrictions that might restrict the
Fund's use of options. The exchanges have established limitations on the maximum number of calls and puts of each class that may be held or written by an investor or group of investors acting in concert. It is possible that the Fund and other clients of Schroders may be considered such a group. These position limits may restrict the Fund's ability to purchase or sell options on particular securities.

         As described below, the Fund generally expects that its options transactions will be conducted on recognized exchanges. In certain instances, however, the Fund may purchase and sell options in the over-the-counter markets.
Options which are not traded on national securities exchanges may be closed out only with the other party to the option transaction. For that reason, it may be more difficult to close out over-the-counter options than exchange-traded options. Options in the over-the-counter market may also involve the risk that securities dealers participating in such transactions will be unable to meet their obligations to the Fund. Furthermore, over-the-counter options are not subject to the protection afforded purchasers of exchange-traded options by The
Options Clearing Corporation. The Fund will, however, engage in over-the-counter options transactions only when appropriate exchange-traded options transactions are unavailable and when, in the opinion of Schroders, the pricing mechanism and liquidity of the over-the-counter markets are satisfactory and the participants are responsible parties likely to meet their contractual obligations. The Fund will treat over-the-counter options (and, in the case of options sold by the
Fund, the underlying securities held by the Fund) as illiquid investments as required by applicable law.

         Government regulations, particularly the requirements for qualification as a "regulated investment company" (a "RIC") under the United States Internal
Revenue Code of 1986, may also restrict the Fund's use of options.

         FUTURES CONTRACTS. To the extent permitted under "Investment
Restrictions" below and in the Prospectuses and by applicable law, the Fund may buy and sell futures contracts, options on futures contracts, and related instruments in order to hedge against the effects of adverse market changes or to increase current return. All such futures and related options will, as may be required by applicable law, be traded on exchanges that are licensed and regulated by the Commodity Futures Trading Commission (the "CFTC"). Depending
upon the change in the value of the underlying security or index when the Fund enters into or terminates a futures contract, the Fund may realize a gain or loss.

                                      -6-

         The Fund is operated by a person who has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodity Exchange
Act (the "CEA") and, therefore, such person is not subject to registration or regulation as a pool operator under the CEA.

Futures on Securities and Related Options. A futures contract on a security is a binding contractual commitment which, if held to maturity, will result in an obligation to make or accept delivery, during a particular month, of securities having a standardized face value and rate of return. By purchasing futures on securities -- assuming a "long" position -- the Fund will legally obligate itself to accept the future delivery of the underlying security and pay the agreed price. By selling futures on securities -- assuming a "short" position --
it will legally obligate itself to make the future delivery of the security against payment of the agreed price. Open futures positions on securities will be valued at the most recent settlement price, unless that price does not, in the judgment of the Fund's Valuation Committee, reflect the fair value of the contract, in which case the positions will be fair valued by the Trustees or the
Valuation Committee.

         Positions taken in the futures markets are not normally held to maturity, but are instead liquidated through offsetting transactions that may result in a profit or a loss. While futures positions taken by the Fund will usually be liquidated in this manner, the Fund may instead make or take delivery of the underlying securities whenever it appears in Schroders' judgment economically advantageous for the Fund to do so. A clearing corporation associated with the exchange on which futures are traded assumes responsibility for such closing transactions and guarantees that the Fund's sale and purchase obligations under closed-out positions will be performed at the termination of the contract.

         Hedging by use of futures on securities seeks to establish more certainty than would otherwise be possible the effective rate of return on portfolio securities. The Fund may, for example, take a "short" position in the futures market by selling contracts for the future delivery of securities held by the Fund (or securities having characteristics similar to those held by the
Fund) in order to hedge against an anticipated rise in interest rates that would adversely affect the value of the Fund's portfolio securities. When hedging of this character is successful, any depreciation in the value of portfolio securities may substantially be offset by appreciation in the value of the futures position.

         On other occasions, the Fund may take a "long" position by purchasing futures on securities. This would be done, for example, when the Fund expects to purchase particular securities when it has the necessary cash, but expects the rate of return available in the securities markets at that time to be less favorable than rates currently available in the futures markets. If the anticipated rise in the price of the securities should occur (with its concomitant reduction in yield), the increased cost to the Fund of purchasing the securities may be offset, at least to some extent, by the rise in the value of the futures position taken in anticipation of the subsequent securities purchase.

         Successful use by the Fund of futures contracts on securities is subject to Schroders' ability to predict correctly movements in the direction of the security's price and factors affecting markets for securities. For example, if the Fund has hedged against the possibility of an increase in interest rates which would adversely affect the market prices of securities held by it and the prices of such securities increase instead, the Fund will lose part or all of the benefit of the increased value of its securities which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash, it may have to sell securities to meet daily maintenance margin requirements. The Fund may have to sell securities at a time when it may be disadvantageous to do so.

                                      -7-

         The Fund may purchase and write put and call options on certain futures contracts, as they become available. Such options are similar to options on securities except that options on futures contracts give the purchaser the right, in return for the premium paid, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put) at a specified exercise price at any time during the period of the option. As with options on securities, the holder or writer of an option may terminate his position by selling or purchasing an option of the same series.
There is no guarantee that such closing transactions can be effected. The Fund will be required to deposit initial margin and maintenance margin with respect to put and call options on futures contracts written by it pursuant to brokers'
requirements, and, in addition, net option premiums received will be included as initial margin deposits. See "Margin Payments" below. Compared to the purchase or sale of futures contracts, the purchase of call or put options on futures contracts involves less potential risk to the Fund because the maximum amount at risk is the premium paid for the options plus transactions costs. However, there may be circumstances when the purchase of call or put options on a futures contract would result in a loss to the Fund when the purchase or sale of the futures contracts would not, such as when there is no movement in the prices of securities. The writing of a put or call option on a futures contract involves risks similar to those risks relating to the purchase or sale of futures contracts.

Index Futures Contracts and Options. The Fund may invest in debt index futures contracts and stock index futures contracts, and in related options. A debt index futures contract is a contract to buy or sell units of a specified debt index at a specified future date at a price agreed upon when the contract is made. A unit is the current value of the index. A stock index futures contract is a contract to buy or sell units of a stock index at a specified future date at a price agreed upon when the contract is made. A unit is the current value of the stock index.

         Depending on the change in the value of the index between the time when the Fund enters into and terminates an index futures transaction, the Fund may realize a gain or loss. The following example illustrates generally the manner in which index futures contracts operate. The Standard & Poor's 100 Stock Index is composed of 100 selected common stocks, most of which are listed on the New
York Stock Exchange. The S&P 100 Index assigns relative weightings to the common stocks included in the Index, and the Index fluctuates with changes in the market values of those common stocks. In the case of the S&P 100 Index, contracts are to buy or sell 100 units. Thus, if the value of the S&P 100 Index were $180, one contract would be worth $18,000 (100 units x $180). The stock index futures contract specifies that no delivery of the actual stocks making up the index will take place. Instead, settlement in cash must occur upon the termination of the contract, with the settlement being the difference between the contract price and the actual level of the stock index at the expiration of the contract. For example, if the Fund enters into a futures contract to buy 100 units of the S&P 100 Index at a specified future date at a contract price of
$180 and the S&P 100 Index is at $184 on that future date, the Fund will gain
$400 (100 units x gain of $4). If the Fund enters into a futures contract to sell 100 units of the stock index at a specified future date at a contract price of $180 and the S&P 100 Index is at $182 on that future date, the Fund will lose
$200 (100 units x loss of $2).

         The Fund may purchase or sell futures contracts with respect to any securities indices. Positions in index futures may be closed out only on an exchange or board of trade which provides a secondary market for such futures.

         In order to hedge the Fund's investments successfully using futures contracts and related options, the Fund must invest in futures contracts with respect to indices or sub-indices the movements of which will, in Schroders'
judgment, have a significant correlation with movements in the prices of the
Fund's portfolio securities.

                                      -8-

         Options on index futures contracts are similar to options on securities except that options on index futures contracts give the purchaser the right, in return for the premium paid, to assume a position in an index futures contract
(a long position if the option is a call and a short position if the option is a put) at a specified exercise price at any time during the period of the option.
Upon exercise of the option, the holder would assume the underlying futures position and would receive a variation margin payment of cash or securities approximating the increase in the value of the holder's option position. If an option is exercised on the last trading day prior to the expiration date of the option, the settlement will be made entirely in cash based on the difference between the exercise price of the option and the closing level of the index on which the futures contract is based on the expiration date. Purchasers of options who fail to exercise their options prior to the exercise date suffer a loss of the premium paid.

         As an alternative to purchasing and selling call and put options on index futures contracts, the Fund may purchase and sell index futures contracts may purchase and sell call and put options on the underlying indices themselves to the extent that such options are traded on national securities exchanges.
Index options are similar to options on individual securities in that the purchaser of an index option acquires the right to buy (in the case of a call)
or sell (in the case of a put), and the writer undertakes the obligation to sell or buy (as the case may be), units of an index at a stated exercise price during the term of the option. Instead of giving the right to take or make actual delivery of securities, the holder of an index option has the right to receive a cash "exercise settlement amount." This amount is equal to the amount by which the fixed exercise price of the option exceeds (in the case of a put) or is less than (in the case of a call) the closing value of the underlying index on the date of the exercise, multiplied by a fixed "index multiplier."

         The Fund may purchase or sell options on stock indices in order to close out its outstanding positions in options on stock indices which it has purchased. The Fund may also allow such options to expire unexercised.

         Compared to the purchase or sale of futures contracts, the purchase of call or put options on an index involves less potential risk to the Fund because the maximum amount at risk is the premium paid for the options plus transactions costs. The writing of a put or call option on an index involves risks similar to those risks relating to the purchase or sale of index futures contracts.

         The Fund may also purchase warrants, issued by banks and other financial institutions, whose values are based on the values from time to time of one or more securities indices.

Margin Payments. When the Fund purchases or sells a futures contract, it is required to deposit with its custodian or with a futures commission merchant an amount of cash, U.S. Treasury bills, or other permissible collateral equal to a small percentage of the amount of the futures contract. This amount is known as
"initial margin." The nature of initial margin is different from that of margin in security transactions in that it does not involve borrowing money to finance transactions. Rather, initial margin is similar to a performance bond or good faith deposit that is returned to the Fund upon termination of the contract, assuming the Fund satisfies its contractual obligations.

         Subsequent payments to and from the broker occur on a daily basis in a process known as "marking to market." These payments are called "variation margin" and are made as the value of the underlying futures contract fluctuates.
For example, when the Fund sells a futures contract and the price of the underlying security rises above the delivery price, the Fund's position declines in value. The Fund then pays the broker a variation margin payment equal to the difference between the delivery price of the futures contract and the market price of the securities underlying the futures contract. Conversely, if the

                                      -9-

price of the underlying security falls below the delivery price of the contract, the Fund's futures position increases in value. The broker then must make a variation margin payment equal to the difference between the delivery price of the futures contract and the market price of the securities underlying the futures contract.

         When the Fund terminates a position in a futures contract, a final determination of variation margin is made, additional cash is paid by or to the
Fund, and the Fund realizes a loss or a gain. Such closing transactions involve additional commission costs.

         SPECIAL RISKS OF TRANSACTIONS IN FUTURES CONTRACTS AND RELATED OPTIONS

Liquidity Risks. Positions in futures contracts may be closed out only on an exchange or board of trade which provides a secondary market for such futures.
Although the Fund intends to purchase or sell futures only on exchanges or boards of trade where there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange or board of trade will exist for any particular contract or at any particular time. If there is not a liquid secondary market at a particular time, it may not be possible to close a futures position at such time and, in the event of adverse price movements, the Fund would continue to be required to make daily cash payments of variation margin. However, in the event financial futures are used to hedge portfolio securities, such securities will not generally be sold until the financial futures can be terminated. In such circumstances, an increase in the price of the portfolio securities, if any, may partially or completely offset losses on the financial futures.

         In addition to the risks that apply to all options transactions, there are several special risks relating to options on futures contracts. The ability to establish and close out positions in such options will be subject to the development and maintenance of a liquid secondary market. It is not certain that such a market will develop. Although the Fund generally will purchase only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option or at any particular time. In the event no such market exists for particular options, it might not be possible to effect closing transactions in such options with the result that the Fund would have to exercise the options in order to realize any profit.

Hedging Risks. There are several risks in connection with the use by the Fund of futures contracts and related options as a hedging device. One risk arises because of the imperfect correlation between movements in the prices of the futures contracts and options and movements in the underlying securities or index or in the prices of the Fund's securities which are the subject of a hedge. Schroders will, however, attempt to reduce this risk by purchasing and selling, to the extent possible, futures contracts and related options on securities and indices the movements of which will, in its judgment, correlate closely with movements in the prices of the underlying securities or index and the Fund's portfolio securities sought to be hedged.

         Successful use of futures contracts and options by the Fund for hedging purposes is also subject to Schroders' ability to predict correctly movements in the direction of the market. It is possible that, where the Fund has purchased puts on futures contracts to hedge its portfolio against a decline in the market, the securities or index on which the puts are purchased may increase in value and the value of securities held in the portfolio may decline. If this occurred, the Fund would lose money on the puts and also experience a decline in value in its portfolio securities. In addition, the prices of futures, for a number of reasons, may not correlate perfectly with movements in the underlying securities or index due to certain market distortions. First, all participants in the futures markets are subject to margin deposit requirements. Such requirements may cause investors to close futures contracts through offsetting

                                      -10-

transactions which could distort the normal relationship between the underlying security or index and futures markets. Second, the margin requirements in the futures markets are less onerous than margin requirements in the securities markets in general, and as a result the futures markets may attract more speculators than the securities markets do. Increased participation by speculators in the futures markets may also cause temporary price distortions.
Due to the possibility of price distortion, even a correct forecast of general market trends by Schroders may still not result in a successful hedging transaction over a very short time period.

Lack of Availability. Because the markets for certain options and futures contracts and other derivative instruments in which the Fund may invest are relatively new and still developing and may be subject to regulatory restraints, the Fund's ability to engage in transactions using such instruments may be limited. Suitable derivative transactions may not be available in all circumstances and there is no assurance that the Fund will engage in such transactions at any time or from time to time. The Fund's ability to engage in hedging transactions may also be limited by certain regulatory and tax considerations.

Other Risks. The Fund will incur brokerage fees in connection with its futures and options transactions. In addition, while futures contracts and options on futures may be purchased and sold to reduce certain risks, those transactions themselves entail certain other risks. Thus, while the Fund may benefit from the use of futures and related options, unanticipated changes in interest rates or stock price movements may result in a poorer overall performance for the Fund than if it had not entered into any futures contracts or options transactions.
Moreover, in the event of an imperfect correlation between the futures position and the portfolio position which is intended to be protected, the desired protection may not be obtained and the Fund may be exposed to risk of loss.

         CONVERTIBLE SECURITIES. The Fund may invest in convertible securities, which are corporate debt securities that may be converted at either a stated
price or stated rate into underlying shares of common stock. Convertible securities have general characteristics similar both to debt securities and equity securities. The market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stocks and, therefore, also will react to variations in the general market for equity securities. Convertible securities provide for streams of income with yields that are generally higher than those of common stocks.

         SHORT SALES. To the extent permitted under "Investment Restrictions"
below and in the Prospectuses, the Fund may seek to hedge investments or realize additional gains through short sales.

         Short sales are transactions in which the Fund sells a security it does not own, in anticipation of a decline in the market value of that security. To complete such a transaction, the Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing it at the market price at or prior to the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to repay the lender any dividends or interest that accrue during the period of the loan.
To borrow the security, the Fund also may be required to pay a premium, which would increase the cost of the security sold. The net proceeds of the short sale will be retained by the broker (or by the Fund's custodian in a special custody account), to the extent necessary to meet margin requirements, until the short position is closed out. The Fund also will incur transaction costs in effecting short sales.

                                      -11-

         The Fund will incur a loss as a result of the short sale if the price of the security increases between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund may realize a gain if the security declines in price between those dates. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of the premium, dividends, interest or expenses the Fund may be required to pay in connection with a short sale. The Fund's loss on a short sale could theoretically be unlimited in a case where the Fund is unable, for whatever reason, to close out its short position. There can be no assurance that the Fund will be able to close out a short position at any particular time or at an acceptable price. In addition, short positions may result in a loss if a portfolio strategy of which the short position is a part is otherwise unsuccessful.

         At any time that the Fund has sold a security short, it will maintain liquid securities, in a segregated account with its custodian, in an amount that, when combined with the amount of collateral deposited with the broker in connection with the short sale, equals the value at the time of the securities sold short.

         REPURCHASE AGREEMENTS. The Fund may enter into repurchase agreements without limit. A repurchase agreement is a contract under which the Fund acquires a security for a relatively short period (usually not more than one week) subject to the obligation of the seller to repurchase and the Fund to resell such security at a fixed time and price (representing the Fund's cost plus interest). It is the Fund's present intention to enter into repurchase agreements only with member banks of the Federal Reserve System and securities dealers meeting certain criteria as to creditworthiness and financial condition, and only with respect to obligations of the U.S. government or its agencies or instrumentalities or other high quality short-term debt obligations. Repurchase agreements may also be viewed as loans made by the Fund which are collateralized by the securities subject to repurchase. Schroders will monitor such transactions to ensure that the value of the underlying securities will be at least equal at all times to the total amount of the repurchase obligation, including the interest factor. If the seller defaults, the Fund could realize a loss on the sale of the underlying security to the extent that the proceeds of sale including accrued interest are less than the resale price provided in the agreement including interest. In addition, if the seller should be involved in bankruptcy or insolvency proceedings, the Fund may incur delay and costs in selling the underlying security or may suffer a loss of principal and interest if the Fund is treated as an unsecured creditor and required to return the underlying collateral to the seller's estate.

         ZERO-COUPON SECURITIES. Zero-coupon securities in which the Fund may invest are debt obligations which are generally issued at a discount and payable in full at maturity, and which do not provide for current payments of interest prior to maturity. Zero-coupon securities usually trade at a deep discount from their face or par value and are subject to greater market value fluctuations from changing interest rates than debt obligations of comparable maturities which make current distributions of interest. As a result, the net asset value of shares of the Fund, if it invests in zero-coupon securities, may fluctuate over a greater range than shares of other Funds of the Trust and other mutual funds investing in securities making current distributions of interest and having similar maturities. The Fund is required to distribute the income on zero-coupon securities as the income accrues, even though the Fund is not receiving the income in cash on a current basis. Thus, the Fund may have to sell other investments, including when it may not be advisable to do so, to make income distributions.

         Zero-coupon securities may include U.S. Treasury bills issued directly by the U.S. Treasury or other short-term debt obligations, and longer-term bonds or notes and their unmatured interest coupons which have been separated by their holder, typically a custodian bank or investment brokerage firm. A number of securities firms and banks have stripped the interest coupons from the underlying principal (the "corpus") of U.S. Treasury securities and resold them in custodial receipt programs with a number of

                                      -12-

different names, including Treasury Income Growth Receipts ("TIGRS") and
Certificates of Accrual on Treasuries ("CATS"). CATS and TIGRS are not
considered U.S. government securities. The underlying U.S. Treasury bonds and notes themselves are held in book-entry form at the Federal Reserve Bank or, in the case of bearer securities (i.e., unregistered securities which are owned ostensibly by the bearer or holder thereof), in trust on behalf of the owners thereof.

         In addition, the U.S. Treasury has facilitated transfers of ownership of zero-coupon securities by accounting separately for the beneficial ownership of particular interest coupons and corpus payments on U.S. Treasury securities through the Federal Reserve book-entry record keeping system. The Federal
Reserve program as established by the U.S. Treasury Department is known as
"STRIPS" or "Separate Trading of Registered Interest and Principal of
Securities." Under the STRIPS program, the Fund will be able to have its beneficial ownership of U.S. Treasury zero-coupon securities recorded directly in the book-entry record keeping system in lieu of having to hold certificates or other evidences of ownership of the underlying U.S. Treasury securities.

         When debt obligations have been stripped of their unmatured interest coupons by the holder, the stripped coupons are sold separately. The principal or corpus is sold at a deep discount because the buyer receives only the right to receive a future fixed payment on the security and does not receive any rights to periodic cash interest payments. Once stripped or separated, the corpus and coupons may be sold separately. Typically, the coupons are sold separately or grouped with other coupons with like maturity dates and sold in such bundled form. Purchasers of stripped obligations acquire, in effect, discount obligations that are economically identical to the zero-coupon securities issued directly by the obligor.

         PRIVATE PLACEMENTS AND RESTRICTED SECURITIES. The Fund may invest in securities that are purchased in private placements. While such private placements may often offer attractive opportunities for investment not otherwise available on the open market, the securities so purchased are often "restricted securities," i.e., securities which cannot be sold to the public without registration under the Securities Act of 1933 or the availability of an exemption from registration (such as Rules 144 or 144A), or which are "not readily marketable" because they are subject to other legal or contractual delays in or restrictions on resale. Because there may be relatively few potential purchasers for such investments, especially under adverse market or economic conditions or in the event of adverse changes in the financial condition of the issuer, the Fund could find it more difficult to sell such securities when Schroders believes it advisable to do so or may be able to sell such securities only at prices lower than if such securities were more widely held. At times, it may also be more difficult to determine the fair value of such securities for purposes of computing the Fund's net asset value.

         The absence of a trading market can make it difficult to ascertain a market value for illiquid investments. Disposing of illiquid investments may involve time-consuming negotiation and legal expenses, and it may be difficult or impossible for the Fund to sell them promptly at an acceptable price. The
Fund may have to bear the extra expense of registering such securities for resale and the risk of substantial delay in effecting such registration. Also, market quotations are less readily available. The judgment of Schroders may at times play a greater role in valuing these securities than in the case of publicly traded securities.

         Generally speaking, restricted securities may be sold only to qualified institutional buyers, or in a privately negotiated transaction to a limited number of purchasers, or in limited quantities after they have been held for a specified period of time and other conditions are met pursuant to an exemption from registration, or in a public offering for which a registration statement is in effect under the Securities Act of 1933. The Fund may be deemed to be an
"underwriter" for purposes of the Securities Act of 1933

                                      -13-

when selling restricted securities to the public, and in such event the Fund may be liable to purchasers of such securities if the registration statement prepared by the issuer, or the prospectus forming a part of it, is materially inaccurate or misleading. The Staff of the Securities and Exchange Commission
(the "SEC") currently takes the view that any delegation by the Trustees of the authority to determine that a restricted security is readily marketable (as described in the investment restrictions of the Fund) must be pursuant to written procedures established by the Trustees and the Trustees have delegated such authority to Schroders.

         LOANS OF FUND PORTFOLIO SECURITIES. The Fund may lend its portfolio securities in order to earn additional income, provided: (1) the loan is secured continuously by collateral consisting of U.S. government securities, cash, or cash equivalents adjusted daily to have a market value at least equal to the current market value of the securities loaned; (2) the Fund may at any time call the loan and regain the securities loaned; (3) the Fund will receive any interest or dividends paid on the loaned securities; and (4) the aggregate market value of the Fund's portfolio securities loaned will not at any time exceed one-third of the total assets of the Fund. In addition, it is anticipated that the Fund may share with the borrower some of the income received on the collateral for the loan or that it will be paid a premium for the loan. Before the Fund enters into a loan, Schroders will consider all relevant facts and circumstances, including the creditworthiness of the borrower. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Fund retains the right to call the loans at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment. The Fund will not lend portfolio securities to borrowers affiliated with the Fund.

         TEMPORARY DEFENSIVE STRATEGIES. As described in the Prospectuses,
Schroders may at times judge that conditions in the securities markets make pursuing the Fund's basic investment strategies inconsistent with the best interests of its shareholders and may temporarily use alternate investment strategies primarily designed to reduce fluctuations in the value of the Fund's assets. In implementing these "defensive" strategies, the Fund would invest in investment grade debt securities, cash, or money market instruments to any extent Schroders considers consistent with such defensive strategies. It is impossible to predict when, or for how long, the Fund will use these alternate strategies. One risk of taking such temporary defensive positions is that the
Fund may not achieve its investment objective.

INVESTMENT RESTRICTIONS

As fundamental investment restrictions, which may not be changed with respect to the Fund without approval by the holders of a majority of the outstanding voting securities of the Fund, the Fund may not:

1.    issue any class of securities which is senior to the Fund's shares of beneficial interest, except to the extent the Fund is permitted to borrow money or otherwise to the extent consistent with applicable law from time to time.

Note: The Investment Company Act currently prohibits an open-end investment company from issuing any senior securities, except to the extent it is permitted to borrow money (see Note following restriction 2, below).

2.    borrow money, except to the extent permitted by applicable law from time to time;

                                      -14-

Note: The Investment Company Act currently permits an open-end investment company to borrow money from a bank (including by entering into reverse repurchase agreements) so long as the ratio which the value of the total assets of the investment company (including the amount of any such borrowing), less the amount of all liabilities and indebtedness (other than such borrowing) of the investment company, bears to the amount of such borrowing is at least 300%.

3.    act as underwriter of securities of other issuers except to the extent that, in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under certain federal securities laws;

4.    (i) as to 75% of its total assets, purchase any security (other than
Government securities, as such term is defined in the 1940 Act, and securities of other investment companies), if as a result more than 5% of the Fund's total assets (taken at current value) would then be invested in securities of a single issuer or the Fund would hold more than 10% of the outstanding voting securities of such issuer, or (ii) purchase any security (other than Government securities, as such term is defined in the 1940 Act) if as a result 25% or more of the
Fund's total assets (taken at current value) would be invested in a single industry;

5.    make loans, except by purchase of debt obligations or other financial instruments, by entering into repurchase agreements, or through the lending of its portfolio securities;

6.    purchase or sell commodities or commodity contracts, except that the Fund may purchase or sell financial futures contracts, options on financial futures contracts, and futures contracts, forward contracts, and options with respect to foreign currencies, and may enter into swap transactions or other financial transactions, and except in connection with otherwise permissible options, futures, and commodity activities as described elsewhere in the Prospectuses or this SAI from time to time; and

7.    purchase or sell real estate or interests in real estate, including real estate mortgage loans, although the Fund may purchase and sell securities which are secured by real estate and securities of companies, including limited partnership interests, that invest or deal in real estate and it may purchase interests in real estate investment trusts. (For purposes of this restriction, investments by the Fund in mortgage-backed securities and other securities representing interests in mortgage pools shall not constitute the purchase or sale of real estate or interests in real estate or real estate mortgage loans).

                              --------------------

         It is contrary to the current policy of the Fund, which policy may be changed without shareholder approval, to invest more than 15% of its net assets in securities which are not readily marketable, including securities restricted as to resale (other than securities restricted as to resale but determined by the Trustees, or persons designated by the Trustees to make such determinations, to be readily marketable).

         As a matter of non-fundamental policy, the Fund may not purchase securities when outstanding borrowings of money exceed 5% of the Fund's total assets.

         In addition, the Fund may, as a matter of non-fundamental policy, engage in short sales of securities as described in this Statement of Additional
Information from time to time, although the Fund does not normally invest substantially in short sales. The Fund may, as a non-fundamental policy, pledge up to one-third of its assets in connection with permissible borrowings by the
Fund. In addition, as a non-fundamental policy, the Fund will not invest in other companies for the purpose of exercising control of those companies.

                                      -15-

         All percentage limitations on investments (except the limitation with respect to securities that are not readily marketable set forth in the preceding paragraph) will apply at the time of investment and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment; except that, if the Fund ceases to maintain the
300% asset coverage ratio described above in the Note following restriction 2, it will take steps to restore that asset coverage ratio within three days thereafter (excluding Sundays and holidays) or such longer period as may be prescribed by applicable regulations.

         Except for the investment restrictions listed above as fundamental or to the extent designated as such in the Prospectuses, the other investment policies described in this SAI or in the Prospectuses are not fundamental and may be changed by approval of the Trustees.

         The 1940 Act provides that a "vote of a majority of the outstanding voting securities" of a Fund means the affirmative vote of the lesser of (1)
more than 50% of the outstanding shares of that Fund, or (2) 67% or more of the shares present at a meeting if more than 50% of the outstanding shares are represented at the meeting in person or by proxy.

DISCLOSURE OF PORTFOLIO HOLDINGS

         Through Form N-CSR and Form N-Q filings made with the Commission, the
Fund makes its full portfolio holdings publicly available to shareholders on a quarterly basis. The Fund normally makes such filings on or shortly after the sixtieth day following the end of a fiscal quarter. The Fund delivers its complete portfolio schedules for the second and fourth fiscal quarters, required to be filed on Form N-CSR, to shareholders in the Fund's semi-annual and annual reports. The Fund does not deliver its complete portfolio schedules for the first and third fiscal quarters, required to be filed on Form N-Q, to shareholders, but these schedules are available on the SEC website at
www.sec.gov.

         POLICIES AND PROCEDURES. The Schroder Funds have adopted policies and procedures with respect to disclosure of the Funds' portfolio holdings. These procedures apply both to arrangements, expected to be in place over a period of time, to make available information about the securities in a Fund's portfolio and with respect to disclosure on a one-time, irregular basis. These procedures provide that neither Schroders nor the Funds receive any compensation in return for the disclosure of information about a Fund's portfolio securities or for any ongoing arrangements to make available information about a Fund's portfolio securities. Portfolio holdings may be disclosed to certain third parties in advance of quarterly filings by the Funds with the SEC. In each instance of such advance disclosure, a determination will have been made by Schroders that such disclosure is supported by a legitimate business purpose of the relevant Fund and that the recipients, except as described below, are subject to an independent duty not to disclose (whether contractually or as a matter of law)
or trade on the nonpublic information. The Funds currently disclose nonpublic portfolio holdings information only to recipients who have agreed with Schroders to keep such information confidential. In the future, where Schroders does not believe that the risk of disclosure is material, a Fund may disclose information to recipients who do not have an independent duty not to disclose the nonpublic information and are not party to a confidentiality agreement. Any inappropriate use of such information by the recipient could be harmful to the Fund and its shareholders. The Funds have no ongoing arrangements to make available nonpublic portfolio holdings information, except as described in the procedures below.
Nonpublic portfolio holdings information is disclosed by a Fund's portfolio management team, except in cases where the information is disclosed by other personnel or agents of the Funds, as described below. The following list describes the circumstances in which the Fund discloses its portfolio holdings to selected third parties:

                                      -16-

Portfolio Managers. Portfolio managers shall have full daily access to portfolio holdings for the Funds for which they have direct management responsibility.
Portfolio managers may also release and discuss specific portfolio holdings with various broker-dealers, on an as-needed basis, for purposes of analyzing the impact of existing and future market changes on the prices, availability or demand, and liquidity of such securities, as well as for the purpose of assisting portfolio managers in the trading of such securities.

Schroders. In its capacity as adviser to the Fund, certain Schroders personnel and personnel of its affiliates, including Schroder Fund Advisors Inc., the
Fund's administrator, that deal directly with the processing, settlement, review, control, auditing, reporting, or valuation of portfolio trades will have full daily access to Fund portfolio holdings. Affiliates of Schroders with access to portfolio holdings information are provided with training on the
Trust's policies and procedures regarding disclosure of portfolio holdings information and the Trust's Chief Compliance Officer reports to the Trustees regarding compliance by such affiliates.

External Servicing Agents. Appropriate personnel employed by entities that assist in the review and/or processing of Fund portfolio transactions, which include the Funds' third-party administrators and fund accounting agents, pricing services, and the custodian have daily access to all Fund portfolio holdings. Portfolio holdings information is provided on an ongoing basis to the
Fund's sub-administrator, SEI Investments Global Funds Services and the Fund's
independent registered public accounting firm, PricewaterhouseCoopers LLP.
Schroders utilizes the services of Institutional Shareholder Services ("ISS") to assist with proxy voting. ISS receives full Fund portfolio holdings on a monthly basis for the Funds for which it provides services.

Ranking/Rating Agencies. Morningstar, Lipper, Thomson and Bloomberg receive the
Funds' full portfolio holdings no earlier than 60 calendar days following the end of each calendar quarter.

         Certain approved recipients of portfolio holdings information are listed in the policies and procedures with respect to the disclosure of the
Fund's portfolio holdings approved by the Board of Trustees of the Trust. Any addition to the list of approved recipients of portfolio holdings information included in such procedures (whether on an ongoing or a one-time basis) requires approval by the President and Chief Compliance Officer of the Fund based on a review of: (i) the type of Fund involved; (ii) the purpose for receiving the holdings information; (iii) the intended use of the information; (iv) the frequency of the information to be provided; (v) the length of the period, if any, between the date of the information and the date on which the information will be disclosed; (vi) the proposed recipient's relationship to the Fund; (vii)
the ability of Schroders to monitor that such information will be used by the proposed recipient in accordance with the stated purpose for the disclosure;
(viii) whether a confidentiality agreement will be in place with such proposed recipient; and (ix) whether any potential conflicts exist regarding such disclosure between the interests of the Fund shareholders, on the one hand, and those of the Fund's investment adviser, principal underwriter, or any affiliated person of the Fund.

The Board of Trustees reviews and reapproves the policies and procedures related to portfolio disclosure, including the list of approved recipients, as often as deemed appropriate, but not less than annually, and may make any changes it deems appropriate.

                                      -17-

MANAGEMENT OF THE TRUST

         The Trustees of the Trust are responsible for the general oversight of the Trust's business. Subject to such policies as the Trustees may determine,
Schroders furnishes a continuing investment program for the Fund and makes investment decisions on its behalf. See below, "Investment Advisory Agreements."
Subject to the control of the Trustees, Schroders also manages the Fund's other affairs and business.

         The names, addresses and ages of the Trustees and executive officers of the Trust, together with information as to their principal business occupations during the past five years, are set forth in the following tables. Unless otherwise indicated, each Trustee and executive officer shall hold the indicated
positions until his or her resignation or removal.

DISINTERESTED TRUSTEES

         The following table sets forth certain information concerning Trustees who are not "interested persons" (as defined in the Investment Company Act) of the Trust (each, a "Disinterested Trustee").



                                                                                   NUMBER OF
                                            TERM OF                              PORTFOLIOS IN
                             POSITION(S)   OFFICE AND          PRINCIPAL         FUND COMPLEX       OTHER DIRECTORSHIPS
 NAME, AGE AND ADDRESS OF     HELD WITH     LENGTH OF         OCCUPATION(S)        OVERSEEN BY         OUTSIDE OF THE
   DISINTERESTED TRUSTEE        TRUST      TIME SERVED     DURING PAST 5 YEARS       TRUSTEE       SCHRODERS FUND COMPLEX

David N. Dinkins, 77         Trustee      Indefinite     Trustee of the                8                     None
875 Third Avenue, 22nd Fl.                Since 1994     Trust and
New York, NY 10022                                       Schroder Capital
                                                         Funds (Delaware);
                                                         Professor,
                                                         Columbia School
                                                         of International
                                                         and Public
                                                         Affairs.

Peter E. Guernsey, 84        Trustee      Indefinite     Trustee of the                8                     None
875 Third Avenue, 22nd Fl.                Since 1997     Trust and
New York, NY 10022                                       Schroder Capital
                                                         Funds (Delaware);
                                                         Retired.
                                                         Formerly, Senior
                                                         Vice President,
                                                         Marsh & McLennan,
                                                         Inc. (insurance
                                                         services).

John I. Howell, 88           Trustee      Indefinite     Trustee of the                9            American Life
875 Third Avenue, 22nd Fl.                Since 1996     Trust, Schroder                            Assurance Co. of New
New York, NY 10022                                       Capital Funds                              York; United States
                                                         (Delaware) and                             Life Assurance Co. of
                                                         Schroder Global                            the City of New York;
                                                         Series Trust;                              First SunAmerica Life
                                                         Private                                    Insurance Co.
                                                         Consultant,
                                                         Indian Rock
                                                         Corporation
                                                         (individual
                                                         accounting).

Peter S. Knight, 54          Trustee      Indefinite     Trustee of the                9            Medicis; PAR
875 Third Avenue, 22nd Fl.                Since 1993     Trust, Schroder                            Pharmaceuticals;
New York, NY 10022                                       Capital Funds                              Entremed
                                                        (Delaware) and
                                                         Schroder Global Series
                                                         Trust; Director,
                                                         Schroder Japanese
                                                         Long/Short Fund;
                                                         Director, Schroder
                                                         Credit Renaissance
                                                         Fund, LP; Director,

                                      -18-

                                                         Schroder Alternative
                                                         Strategies Fund;
                                                         Director, Schroder
                                                         Emerging Markets Debt
                                                         Opportunity Fund;
                                                         President, Generation
                                                         Investment Management
                                                         U.S. Formerly: Managing
                                                         Director, MetWest
                                                         Financial (financial
                                                         services); President,
                                                         Sage Venture Partners
                                                         (investing); Partner,
                                                         Wunder, Knight, Forcsey
                                                         & DeVierno (law firm).

William L. Means, 69         Trustee      Indefinite     Trustee of the                8                     None
875 Third Avenue, 22nd Fl.                Since 1998     Trust and
New York, NY 10022                                       Schroder Capital
                                                         Funds
                                                         (Delaware).
                                                         Retired.
                                                         Formerly,
                                                         Director,
                                                         Schroder Asian
                                                         Growth Fund.

Clarence F. Michalis, 83     Trustee      Indefinite     Trustee of the                9            Chairman of the Board
875 Third Avenue, 22nd Fl.                Since 1997     Trust, Schroder                            of Directors, Josiah
New York, NY 10022                                       Capital Funds                              Macy, Jr., Foundation
                                                         (Delaware) and
                                                         Schroder Global
                                                         Series Trust.

Hermann C. Schwab, 85        Trustee      Indefinite     Trustee of the                8            Trustee, St.
875 Third Avenue, 22nd Fl.                Since 1997     Trust and                                  Luke's/Roosevelt
New York, NY 10022                                       Schroder Capital                           Hospital Center
                                                         Funds
                                                         (Delaware).
                                                         Retired.
                                                         Formerly,
                                                         consultant to
                                                         Schroder Capital
                                                         Management
                                                         International,
                                                         Inc.

James D. Vaughn, 60          Trustee      Indefinite     Trustee and                   9
875 Third Avenue, 22nd Fl.                Since 2003     Chairman of the                                     None
New York, New York  10022                                Audit Committee
                                                         of the Trust,
                                                         Schroder Capital
                                                         Funds (Delaware)
                                                         and Schroder
                                                         Global Series
                                                         Trust; Managing
                                                         Partner
                                                         (retired),
                                                         Deloitte & Touche
                                                         USA, LLP-Denver.


                               INTERESTED TRUSTEES

         The following table sets forth certain information concerning Trustees who are "interested persons" (as defined in the Investment Company Act) of the
Trust (each, an "Interested Trustee").

                                      -19-



                                                                                 NUMBER OF
                                            TERM OF                            PORTFOLIOS IN
                            POSITION(S)    OFFICE AND        PRINCIPAL         FUND COMPLEX      OTHER DIRECTORSHIPS
 NAME, AGE AND ADDRESS OF    HELD WITH     LENGTH OF       OCCUPATION(S)        OVERSEEN BY         OUTSIDE OF THE
    INTERESTED TRUSTEE         TRUST      TIME SERVED   DURING PAST 5 YEARS       TRUSTEE       SCHRODERS FUND COMPLEX

Peter  L. Clark, 41*         Trustee      Indefinite     Trustee and                 8                   None
875 Third Avenue, 22nd Fl.   and          Since 2003     Chairman of the
New York, NY 10022           Chairman                    Trust and
                                                         Schroder Capital
                                                         Funds (Delaware);
                                                         Director and Chief
                                                         Executive Officer,
                                                         Schroders. Formerly,
                                                         Managing Director and
                                                         Head of Emerging
                                                         Markets, JP Morgan/JP
                                                         Morgan Investment
                                                         Management; Vice
                                                         President and Head of
                                                         Proprietary Trading, JP
                                                         Morgan.


         * Mr. Clark is an Interested Trustee due to his status as an officer and employee of Schroders.

                                    OFFICERS

         The following table sets forth certain information concerning the
Trust's officers. The officers of the Trust are employees of organizations that provide services to the Fund.



NAME, AGE AND ADDRESS        POSITION(S) HELD WITH   TERM OF OFFICE                PRINCIPAL OCCUPATION(S)
OF OFFICER                   TRUST                   AND LENGTH OF TIME SERVED     DURING PAST 5 YEARS

Peter L. Clark, 41           Trustee and Chairman    Indefinite                    Trustee and Chairman, Schroder
875 Third Avenue, 22nd Fl.                           Since 2003                    Capital Funds (Delaware); Director
New York, NY 10022                                                                 and Chief Executive Officer,
                                                                                   Schroders Chairman and Director,
                                                                                   Schroder Fund Advisors Inc.
                                                                                   Formerly, Managing Director and
                                                                                   Head of Emerging Markets, JP
                                                                                   Morgan/JP Morgan Investment
                                                                                   Management; Vice President and
                                                                                   Head of Proprietary Trading, JP
                                                                                   Morgan.

Mark A. Hemenetz, 48         President and           Indefinite                    Chief Operating Officer,
875 Third Avenue, 22nd Fl.   Principal Executive     Since May 2004                Director and Executive Vice
New York, NY 10022           Officer                                               President, Schroders; Chairman
                                                                                   and Director, Schroder Fund
                                                                                   Advisors Inc.; President and
                                                                                   Principal Executive Officer,
                                                                                   Schroder Capital Funds
                                                                                   (Delaware) and Schroder Global
                                                                                   Series Trust. Formerly,
                                                                                   Executive Vice President and
                                                                                   Director of Investment
                                                                                   Management, Bank of New York.

Alan M. Mandel, 47           Treasurer and Chief     Indefinite                    First Vice President, Schroder;
875 Third Avenue, 22nd Fl.   Financial Officer       Since 1998                    Chief Operating Officer, Treasurer
New York, NY 10022                                                                 and Director, Schroder Fund
                                                                                   Advisors Inc.; Treasurer and Chief
                                                                                   Financial Officer, Schroder Global
                                                                                   Series Trust and Schroder Capital
                                                                                   Funds (Delaware).

Carin F. Muhlbaum, 43        Vice President and      Indefinite                    Senior Vice President and General
875 Third Avenue, 22nd Fl.   Secretary               Vice President since 1998;    Counsel, Schroders; Director,
New York, NY 10022                                   Secretary since 2001;         Senior Vice President, Secretary
                                                                                   and General Counsel, Schroder Fund
                                                                                   Advisors Inc.; Vice President and
                                                                                   Secretary/Clerk, Schroder Global
                                                                                   Series Trust and Schroder Capital
                                                                                   Funds (Delaware).

                                                       -20-

Stephen M. DeTore, [  ]      Chief Compliance        Indefinite                    Chief Compliance Officer, Schroder
875 Third Avenue, 22nd Fl.   Officer                 Since June 2005               Capital Funds (Delaware) and
New York, NY 10022                                                                 Schroder Global Series Trust.
                                                                                   Formerly, Deputy General Counsel,
                                                                                   Gabelli Asset Management, Inc.;
                                                                                   Associate General Counsel, Gabelli
                                                                                   Asset Management, Inc.; Assistant
                                                                                   Director, Office of Examination
                                                                                   Support, U.S. Securities and
                                                                                   Exchange Commission.

Angel Lanier, 43             Assistant Secretary     Indefinite                    Assistant Vice President,
875 Third Avenue, 22nd Fl.                           Since 2005                    Schroders; Assistant Vice
New York, NY 10022                                                                 President, Schroder Fund Advisors
                                                                                   Inc.;  Assistant Secretary of
                                                                                   Schroder Capital Funds (Delaware)
                                                                                   and Schroder Global Series Trust.
                                                                                   Formerly, Associate, Schroders.



                                                CERTAIN AFFILIATIONS

         The following table lists the positions held by the Trust's officers and any Interested Trustees with affiliated persons or principal underwriters of the Trust:



------------------------------------------------------------ ---------------------------------------------------------
                           NAME                                POSITIONS HELD WITH AFFILIATED PERSONS OR PRINCIPAL
                                                                            UNDERWRITERS OF THE TRUST

------------------------------------------------------------ ---------------------------------------------------------

Peter L. Clark                                               Trustee and Chairman of the Trust and Schroder Capital
                                                             Funds (Delaware); Director and Chief Executive Officer,
                                                             Schroders; Chairman and Director, Schroder Fund
                                                             Advisors Inc. Formerly, Managing Director and Head of
                                                             Emerging Markets, JP Morgan/JP Morgan Investment
                                                             Management; Vice President and Head of Proprietary
                                                             Trading, JP Morgan.
------------------------------------------------------------ ---------------------------------------------------------
Mark A. Hemenetz                                             President of the Trust, Schroder Global Series Trust
                                                             and Schroder Capital Funds (Delaware); Chief Operating
                                                             Officer, Director and Executive Vice President,
                                                             Schroders; Chairman and Director, Schroder Fund
                                                             Advisors Inc.

------------------------------------------------------------ ---------------------------------------------------------
Alan M. Mandel                                               First Vice President, Schroders; Chief Operating
                                                             Officer, Treasurer and Director, Schroder Fund Advisors
                                                             Inc.; Treasurer and Chief Financial Officer, Schroder
                                                             Global Series Trust, Schroder Capital Funds (Delaware)
                                                             and the Trust.
------------------------------------------------------------ ---------------------------------------------------------
Carin F. Muhlbaum Senior                                     Vice President and General Counsel, Schroders;
                                                             Director, Senior Vice President, Secretary and General
                                                             Counsel, Schroder Fund Advisors Inc.; Vice President
                                                             and Secretary/Clerk, Schroder Global Series Trust,
                                                             Schroder Capital Funds (Delaware) and the Trust.
------------------------------------------------------------ ---------------------------------------------------------
Stephen M. DeTore                                            Chief Compliance Officer, Schroder Global Series Trust,
                                                             Schroder Capital Funds (Delaware) and the Trust.
------------------------------------------------------------ ---------------------------------------------------------
Angel Lanier                                                 Assistant Vice President, Schroders; Assistant Vice
                                                             President, Schroder Fund Advisors Inc.; Assistant
                                                             Secretary, Schroder Global Series Trust, Schroder
                                                             Capital Funds (Delaware) and the Trust.
------------------------------------------------------------ ---------------------------------------------------------


                                                       -21-

COMMITTEES OF THE BOARD OF TRUSTEES

Audit Committee. The Board of Trustees has an Audit Committee composed of all of the Disinterested Trustees (Messrs. Dinkins, Guernsey, Howell, Knight, Means,
Michalis, Schwab and Vaughn). The Audit Committee provides oversight with respect to the internal and external accounting and auditing procedures of the
Funds and, among other things, considers the selection of independent registered public accountants for the Funds and the scope of the audit, approves all audit and permitted non-audit services proposed to be performed by the accounting firm on behalf of the Funds, and considers other services provided by the accounting firm to the Funds and Schroders and its affiliates and the possible effect of those services on the independence of the accounting firm. The Audit Committee met five times during the fiscal year ended October 31, 2004.

Nominating Committee. All of the Disinterested Trustees (Messrs. Dinkins,
Guernsey, Howell, Knight, Means, Michalis, Schwab and Vaughn) serve as a
Nominating Committee of the Board of Trustees responsible for reviewing and recommending qualified candidates to the Board in the event that a position is vacated or created. The Nominating Committee will consider nominees recommended by shareholders if the Committee is considering other nominees at the time of the nomination and the nominee meets the Committee's criteria. Nominee recommendations may be submitted to the Clerk of the Trust at the Trust's principal business address. The Nominating Committee met once during the fiscal year ended October 31, 2004.

                              SECURITIES OWNERSHIP

         For each Trustee, the following table discloses the dollar range of equity securities beneficially owned by the Trustee in the Fund and, on an aggregate basis, in any registered investment companies overseen by the Trustee within the Trust's family of investment companies, as of December 31, 2004:



--------------------------- ------------------------- ----------------------------- ----------------------------------
                                                                                     AGGREGATE DOLLAR RANGE OF EQUITY
                                                                                       SECURITIES IN ALL REGISTERED
                                                      DOLLAR RANGE OF EQUITY         INVESTMENT COMPANIES OVERSEEN BY
                                                          SECURITIES IN               TRUSTEE IN FAMILY OF INVESTMENT
      NAME OF TRUSTEE                  FUND                    FUND                              COMPANIES*
--------------------------- ------------------------- ----------------------------- ----------------------------------

                                                      Ranges:                       Ranges:
                                                      --------                      --------
                                                            None                          None
                                                            $1-$10,000                    $1-$10,000
                                                            $10,001-$50,000               $10,001-$50,000
                                                            $50,001-$100,000              $50,001-$100,000
                                                            Over $100,000                 Over $100,000

--------------------------- ------------------------- ----------------------------- ----------------------------------
DISINTERESTED TRUSTEES
--------------------------- ------------------------- ----------------------------- ----------------------------------
David N. Dinkins            Schroder U.S. Small and               None                            None
                            Mid Cap Opportunities
                            Fund
--------------------------- ------------------------- ----------------------------- ----------------------------------
Peter E. Guernsey           Schroder U.S. Small and               None                            None
                            Mid Cap Opportunities
                            Fund
--------------------------- ------------------------- ----------------------------- ----------------------------------
John I. Howell              Schroder U.S. Small and               None                      $10,001 - $50,000
                            Mid Cap Opportunities
                            Fund
--------------------------- ------------------------- ----------------------------- ----------------------------------
Peter S. Knight             Schroder U.S. Small and               None                            None
                            Mid Cap Opportunities
                            Fund
--------------------------- ------------------------- ----------------------------- ----------------------------------

                                      -22-

--------------------------- ------------------------- ----------------------------- ----------------------------------
William L. Means            Schroder U.S. Small and               None                        $1 - $10,000
                            Mid Cap Opportunities
                            Fund
--------------------------- ------------------------- ----------------------------- ----------------------------------
Clarence F. Michalis        Schroder U.S. Small and               None                        Over $100,000
                            Mid Cap Opportunities
                            Fund
--------------------------- ------------------------- ----------------------------- ----------------------------------
Hermann C. Schwab           Schroder U.S. Small and               None                            None
                            Mid Cap Opportunities
                            Fund
--------------------------- ------------------------- ----------------------------- ----------------------------------
James D. Vaughn             Schroder U.S. Small and               None                       $10,001-$50,000
                            Mid Cap Opportunities
                            Fund
--------------------------- ------------------------- ----------------------------- ----------------------------------
Interested Trustees
--------------------------- ------------------------- ----------------------------- ----------------------------------
Peter L. Clark              Schroder U.S. Small and               None                            None
                            Mid Cap Opportunities
                            Fund
--------------------------- ------------------------- ----------------------------- ----------------------------------


         For Disinterested Trustees and their immediate family members, the following table provides information regarding each class of securities owned beneficially in an investment adviser or principal underwriter of the Trust, or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Trust, as of December 31, 2004:



----------------------- --------------- ------------------ -------------- ----------------- -----------------
                           NAME OF
                          OWNERS AND
                        RELATIONSHIPS                           TITLE OF        VALUE OF        PERCENT OF
   NAME OF TRUSTEE        TO TRUSTEE         COMPANY             CLASS         SECURITIES          LASS
----------------------- --------------- ------------------ -------------- ----------------- -----------------

David N. Dinkins             N/A               N/A              N/A             N/A               N/A
----------------------- --------------- ------------------ -------------- ----------------- -----------------
Peter E. Guernsey            N/A               N/A              N/A             N/A               N/A
----------------------- --------------- ------------------ -------------- ----------------- -----------------
John I. Howell               N/A               N/A              N/A             N/A               N/A
----------------------- --------------- ------------------ -------------- ----------------- -----------------
Peter S. Knight              N/A               N/A              N/A             N/A               N/A
----------------------- --------------- ------------------ -------------- ----------------- -----------------
William L. Means             N/A               N/A              N/A             N/A               N/A
----------------------- --------------- ------------------ -------------- ----------------- -----------------
Clarence F. Michalis         N/A               N/A              N/A             N/A               N/A
----------------------- --------------- ------------------ -------------- ----------------- -----------------
Hermann C. Schwab            N/A               N/A              N/A             N/A               N/A
----------------------- --------------- ------------------ -------------- ----------------- -----------------
James D. Vaughn              N/A               N/A              N/A             N/A               N/A
----------------------- --------------- ------------------ -------------- ----------------- -----------------


TRUSTEES' COMPENSATION

         Trustees who are not employees of Schroders or its affiliates receive an annual retainer of $11,000 for their services as Trustees of all open-end investment companies distributed by Schroder Fund Advisors Inc., and $1,250 per meeting attended in person or $500 per meeting attended by telephone. Members of an Audit Committee for one or more of such investment companies receive an additional $1,000 per year. Payment of the annual retainer is allocated among such investment companies based on their relative net assets. Payments of meeting fees are allocated only among those investment companies to which the meeting relates.

                                      -23-

         The following table sets forth information regarding compensation received by Trustees from the Trust and from the "Fund Complex" for the fiscal year ended October 31, 2004. (Interested Trustees who are employees of Schroders or its affiliates and officers of the Trust receive no compensation from the
Trust and are compensated in their capacities as employees of Schroders and its affiliates):



                                          AGGREGATE              TOTAL COMPENSATION FROM TRUST AND
                                        COMPENSATION                     FUND COMPLEX PAID TO
            NAME OF TRUSTEE              FROM TRUST                          TRUSTEES*

David N. Dinkins                           $9,023                             $19,000
Peter E. Guernsey                          $9,498                             $20,000
John I. Howell                             $4,415                             $22,200
Peter S. Knight                            $4,420                             $22,200
William L. Means                           $9,498                             $20,000
Clarence F. Michalis                       $4,415                             $22,200
Hermann C. Schwab                          $9,261                             $19,500
James D. Vaughn                            $4,901                             $20,647


   *The Total Compensation shown in this column for each Trustee includes compensation for services as Trustee of the Trust, Schroder Capital Funds
   (Delaware) ("SCF(Del)") and Schroder Global Series Trust ("SGST"). The Trust,
   SCF(Del) and SGST are considered part of the same "Fund Complex" for these purposes.

         The Trust's Declaration of Trust provides that the Trust will indemnify its Trustees and officers against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Trust, except if it is determined in the manner specified in the Declaration of Trust that they have not acted in good faith in the reasonable belief that their actions were in the best interests of the Trust or that such indemnification would relieve any officer or Trustee of any liability to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of his or her duties. The Trust by-laws provide that the conduct of a Trustee shall be evaluated solely by reference to a hypothetical reasonable person, without regard to any special expertise, knowledge, or other qualifications of the Trustee, or any determination that the
Trustee is an "audit committee financial expert." The Trust bylaws provide that the Trust will indemnify its Trustees against liabilities and expenses incurred in connection with litigation or formal or informal investigations in which they may become involved because of their services as Trustees, except to the extent prohibited by the Declaration of Trust. The Trust, at its expense, provides liability insurance for the benefit of its Trustees and officers.

SCHRODERS AND ITS AFFILIATES

         Schroders (together with its predecessors) has served as the investment adviser for the Fund since its inception. Schroders is a wholly owned subsidiary of Schroder U.S. Holdings Inc., which currently engages through its subsidiary firms in the asset management business. Affiliates of Schroder U.S. Holdings
Inc. (or their predecessors) have been investment managers since 1927. Schroder
U.S. Holdings Inc. is a wholly owned subsidiary of Schroder International
Holdings, which is a wholly owned subsidiary of Schroders plc, a publicly owned holding company organized under the laws of England. Schroders plc and its affiliates currently engage in the asset management business, and as of December
31, 2004, had under management assets of approximately $204 billion. Schroders'
address is 875 Third Avenue, 22nd Floor, New York, New York 10022.

         Schroder Fund Advisors Inc., the Trust's principal underwriter, is a wholly owned subsidiary of Schroder Investment Management North America Inc.

                                      -24-

PORTFOLIO MANAGER

         The portfolio manager primarily responsible for making investment decisions for the Fund is Jenny B. Jones.

Other Accounts Managed. The following table shows information regarding other accounts managed by the portfolio manager of the Fund, as of [ ], 2005:



------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                          NUMBER OF ACCOUNTS     TOTAL ASSETS IN                                TOTAL ASSETS IN
                                                 ACCOUNTS                 NUMBER OF ACCOUNTS    ACCOUNTS WHERE
                                                                          WHERE ADVISORY FEE    ADVISORY FEE IS
                                                                          IS BASED ON ACCOUNT   BASED ON ACCOUNT
                                                                          PERFORMANCE           PERFORMANCE
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

Registered Investment               2                                            None                   None
Companies
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Other Pooled Investment             6                                            None                   None
Vehicles
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Other Accounts                     10                                            None                   None
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


Material Conflicts of Interest. Whenever a portfolio manager of the Fund manages other accounts, potential conflicts of interest exist, including potential conflicts between the investment strategy of the Fund and the investment strategy of the other accounts. For example, in certain instances, a portfolio manager may take conflicting positions in a particular security for different accounts, by selling a security for one account and continuing to hold it for another account. In addition, the fact that other accounts require the portfolio manager to devote less than all of her time to the Fund may be seen itself to constitute a conflict with the interest of the Fund.

         The portfolio manager may also execute transactions for another fund or account at the direction of such fund or account that may adversely impact the value of securities held by the Fund. Securities selected for funds or accounts other than the Fund may outperform the securities selected for the Fund.
Finally, if the portfolio manager identifies a limited investment opportunity that may be suitable for more than one fund or other account, the Fund may not be able to take full advantage of that opportunity due to an allocation of that opportunity across all eligible funds and accounts. Schroders' policies, however, require that portfolio managers allocate investment opportunities among accounts managed by them in an equitable manner over time. See "Brokerage
Allocation and Other Practices" for more information about this process.

         The structure of the portfolio manager's compensation may give rise to potential conflicts of interest. The portfolio manager's base pay tends to increase with additional and more complex responsibilities that include increased assets under management, which indirectly links compensation to sales.

         Schroders has adopted certain compliance procedures that are designed to address these, and other, types of conflicts. However, there is no guarantee that such procedures will detect each and every situation where a conflict arises.

Compensation. Jenny B. Jones is paid in a combination of base salary and annual discretionary bonus, as well as the standard retirement, health and welfare benefits available to all Schroders employees. Base salary of Schroders employees is determined by reference to the level of responsibility inherent in the role

                                      -25-

and the experience of the incumbent, is benchmarked annually against market data to ensure competitive salaries, and is paid in cash. Ms. Jones' base salary is fixed and is subject to an annual review and will increase if market movements make this necessary or if there has been an increase in her responsibilities.

         Ms. Jones' bonus is based in part on performance. Discretionary bonuses for portfolio managers are determined by a number of factors. At a macro level the total amount available to spend is a function of the compensation to revenue ratio achieved by Schroders globally. Schroders then assesses the performance of the division and of a management team to determine the share of the aggregate bonus pool that is spent in each area. This focus on "team" maintains consistency and minimizes internal competition that may be detrimental to the interests of Schroders' clients. For individual portfolio managers, Schroders assesses the performance of their funds relative to competitors and to the relevant benchmark over one and three year periods, the level of funds under management and the level of performance fees generated. Ms. Jones' performance is compared to the following benchmarks for the purpose of determining her bonus: Lipper Small and Mid Cap Core universe and Russell 2500. Performance is evaluated for each quarter, year and since inception of the Fund. Ms. Jones'
compensation for other accounts she manages is not based upon account performance.

         Schroders also reviews "softer" factors such as leadership, innovation, contribution to other parts of the business and adherence to corporate values of excellence, integrity, teamwork, passion and innovation. An employee's bonus is paid in a combination of cash and Schroders plc stock, as determined by
Schroders. This stock vests over a period of three years and ensures that the interests of the employee are aligned with those of shareholders of Schroders.

Ownership of Securities. As of [______], 2005, Ms. Jones did not own any shares of the Fund.

PERFORMANCE INFORMATION OF CERTAIN OTHER ACCOUNTS MANAGED BY SCHRODERS

         The following table sets forth historical performance information for the institutional investment accounts managed by Schroders that have investment objectives, policies, strategies, and investment restrictions that are substantially similar to those of the Schroder U.S. Small and Mid Cap
Opportunities Fund (the "Schroders Composite"). The Schroders Composite includes both a private investment account and a pooled investment vehicle managed by
Schroders that is not registered under the Investment Company Act and is offered principally outside the United States ("unregistered fund").

         The composite data is provided to illustrate the past performance of
Schroders in managing substantially similar accounts as measured against a specified market index and does not represent the performance of the Fund. The information shown below does not represent the Fund's performance, and should not be considered a prediction of the future performance of the Fund. The Fund is recently organized and does not yet have historical investment performance information. THE PERFORMANCE INFORMATION SHOWN FOR THE SCHRODERS COMPOSITE IS
FOR A SHORT PERIOD OF TIME AND SHOULD NOT BE VIEWED AS INDICATIVE OF LONG-TERM
PERFORMANCE OF SCHRODERS WITH RESPECT TO THE INCLUDED ACCOUNTS.

         The Schroders Composite performance data shown below was calculated in accordance with recommended standards of the CFA Institute(1), retroactively applied to all time periods. The Composite

----------------------------
(1) CFA Institute (formerly the Association for Investment Management and
Research (AIMR)) is a non-profit membership and education organization with more than 60,000 members worldwide that, among other things, has formulated a set of performance presentation standards for investment advisers. These performance presentation standards are intended to (i) promote full and fair presentations by investment advisers of their performance results, and (ii) ensure uniformity in reporting so that performance results of investment advisers are directly comparable.

                                      -26-

includes all actual, fee-paying, discretionary, institutional private accounts, including unregistered funds, managed by Schroders that have investment objectives, policies, strategies, and risks substantially similar to those of the Fund and that have a minimum account size of $2 million (accounts with assets of below $2 million are managed following a strategy Schroders considers to be substantially different from the Fund due to their small size).

         The Schroders Composite assumes the reinvestment of all earnings. No leverage has been used in the accounts included in the Schroders Composite.

         A complete list and description of Schroders' composites and presentations are available upon request by contacting (800) 464-3108, or writing Schroders, at 875 Third Avenue, 22nd Floor, New York, New York 10022.

         Securities transactions are accounted for on the trade date and accrual accounting is utilized. Cash and equivalents are included in performance returns. The monthly returns of the Schroders Composite combine the individual accounts' returns by asset-weighing each individual account's asset value as of the beginning of the month. Quarterly returns are calculated by geometrically linking the monthly returns. Investors should be aware that the SEC uses a methodology different from that used below to calculate performance which, as with the use of any methodology different from that below, could result in different performance results.

         All returns presented were calculated on a total return basis and include all dividends and interest, accrued income, and realized and unrealized gains and losses. The results presented below have been calculated without deduction of investment advisory fees or other expenses of the accounts in the
Schroders Composite. Rather, the performance of such accounts has been restated
by applying the Net Expenses of the Fund shown in the Prospectuses (1.75% per annum for Investor Shares; 2.00% per annum for Advisor Shares) to all periods.
The Net Expenses for the Fund exceed the expenses for each of the accounts in the Schroders Composite (investment advisory fees for the private account; total expense ratio for the unregistered fund) for all periods shown except that some, though not all, share classes offered by the unregistered fund to certain investors paid higher advisory fees and had higher expense ratios.

         The institutional private account and unregistered fund are not subject to the diversification requirements, specific tax restrictions, and investment limitations imposed on the Fund by the Investment Company Act or Subchapter M of
the Internal Revenue Code. As a result, the investment portfolios of the Fund, if they had been in operation during the periods shown, would likely have differed to some extent from those of the institutional private account and the unregistered fund.

         The results presented below may not necessarily equate with the return experienced by any particular investor as a result of the timing of investments and redemptions. In addition, the effect of taxes on any investor will depend on such person's tax status, and the results have not been reduced to reflect any income tax which may have been payable.

SCHRODER U.S. SMALL AND MID CAP OPPORTUNITIES FUND - PRIOR PERFORMANCE OF
SIMILAR ACCOUNTS

                                      -27-

         The table below shows the average annual total returns for the
Schroders Composite (in one column, restated to reflect deduction of Net
Expenses for Investor Shares of the Fund; in the other, to reflect deduction of
Net Expenses for Advisor Shares of the Fund) and a broad-based securities market index as of June 30, 2005.



------------------------------- ---------------------------- ---------------------------- ----------------------------
Year                                Schroders Composite       Schroders Enhanced Income
                                 (reflecting Net Expenses     Composite (reflecting Net
                                for Investor Shares of the      Expenses for Advisor           Russell 2500 (2)
                                         Fund) (1)             Shares of the Fund) (1)

------------------------------- ---------------------------- ---------------------------- ----------------------------

Six months ended June 30, 2005

------------------------------- ---------------------------- ---------------------------- ----------------------------


(1) The Schroders Composite inception date is January 1, 2005.

(2) Russell 2500 Index measures the performance of the 2,500 smallest companies in the Russell 3000 Index, which represents approximately 16% of the total market capitalization of the Russell 3000 Index. As of the latest reconstitution, the average market capitalization was approximately $992.9 million; the median market capitalization was approximately $640.0 million. The largest company in the index had an approximate market capitalization of $4.0 billion. The Index does not incur expenses or reflect any deduction for taxes and cannot be purchased directly by investors.

MANAGEMENT CONTRACT

Management Contract. Under a Management Contract between the Trust, on behalf of the Fund, and Schroders, Schroders, at its expense, provides the Fund with investment advisory services and advises and assists the officers of the Trust in taking such steps as are necessary or appropriate to carry out the decisions of its Trustees regarding the conduct of business of the Trust and the Fund.

         Under the Management Contract, Schroders is required to continuously furnish the Fund an investment program consistent with the investment objective and policies of the Fund, and to determine, for the Fund, what securities shall be purchased, what securities shall be held or sold, and what portion of the
Fund's assets shall be held uninvested, subject always to the provisions of the
Trust's Declaration of Trust and by-laws, and of the Investment Company Act, and to the Fund's investment objective, policies, and restrictions, and subject further to such policies and instructions as the Trustees may from time to time establish. As compensation for services provided to the Fund pursuant to the
Management Contract, Schroders is entitled to receive from the Fund a fee, computed and paid quarterly, at the annual rate of 0.75% of the Fund's average daily net assets up to $250 million, 0.65% of the next $250 million of such assets, and 0.60% of such assets in excess of $500 million. In order to limit the expenses of the Fund's Investor Shares and Advisor Shares, Schroders has
separately agreed to reduce its compensation and, if necessary, to pay certain
Fund expenses until July 31, 2006 to the extent that the Total Annual Operating
Expenses of the Fund allocable to its Investor Shares exceed the annual rate of
1.75% of the average daily net assets allocable to the Fund's Investor Shares, and to the extent that the Total Annual Operating

                                      -28-

Expenses of the Fund allocable to its Advisor Shares exceed the annual rate of
2.00% of the average daily net assets allocable to the Fund's Advisor Shares.

         Schroders makes available to the Trust, without additional expense to the Trust, the services of such of its directors, officers, and employees as may duly be elected Trustees or officers of the Trust, subject to their individual consent to serve and to any limitations imposed by law. Schroders pays the compensation and expenses of officers and executive employees of the Trust.
Schroders also provides investment advisory research and statistical facilities and all clerical services relating to such research, statistical, and investment work. Schroders pays the Trust's office rent.

         Under the Management Contract, the Trust is responsible for all its other expenses, which may include clerical salaries not related to investment activities; fees and expenses incurred in connection with membership in investment company organizations; brokers' commissions; payment for portfolio pricing services to a pricing agent, if any; legal expenses; auditing expenses;
accounting expenses; payments under any distribution plan; shareholder servicing payments; taxes and governmental fees; fees and expenses of the transfer agent and investor servicing agent of the Trust; the cost of preparing share certificates or any other expenses, including clerical expenses, incurred in connection with the issue, sale, underwriting, redemption, or repurchase of shares; the expenses of and fees for registering or qualifying securities for sale; the fees and expenses of the Trustees of the Trust who are not affiliated with Schroders; the cost of preparing and distributing reports and notices to shareholders; public and investor relations expenses; and fees and disbursements of custodians of the Fund's assets. The Trust is also responsible for its expenses incurred in connection with litigation, proceedings, and claims and the legal obligation it may have to indemnify its officers and Trustees with respect thereto.

         The Management Contract provides that Schroders shall not be subject to any liability for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with rendering services to the Trust in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of its duties.

         The Management Contract may be terminated as to the Fund without penalty by vote of the Trustees, by the shareholders of the Fund, or by
Schroders, on 60 days' written notice. The Management Contract also terminates without payment of any penalty in the event of its assignment. In addition, the
Management Contract may be amended only by a vote of the shareholders of the
Fund, and the Management Contract provides that it will continue in effect from year to year (after an initial two-year period) only so long as such continuance is approved at least annually by vote of either the Trustees or the shareholders of the Fund, and, in either case, by a majority of the Trustees who are not
"interested persons" of Schroders. In each of the foregoing cases, the vote of the shareholders is the affirmative vote of a "majority of the outstanding voting securities" as defined in the Investment Company Act.

TRUSTEES' APPROVAL OF MANAGEMENT CONTRACT

         In determining to approve the Management Contract with Schroders, the
Trustees are expected to meet with relevant management personnel and discuss with management Schroders' role in the management of the Fund. The Trustees are expected to take into account the time and attention devoted by senior management and other personnel of Schroders in connection with the management of the Fund, including oversight of the investment programs of the Fund and
Schroders' implementation of that program. The Trustees are also expected to consider the business reputation of Schroders and its financial resources.

                                      -29-

         The Trustees are expected to consider Schroders' qualifications as a manager of investment portfolios and the proposed services to be provided to the
Fund. In particular, the Trustees may meet with, and consider the education, qualifications, and experience of, investment personnel at Schroders who would be involved in providing portfolio management services to the Fund. The Trustees are expected to consider other resources available at Schroders to support the
Fund's portfolio management team. In this connection, the Trustees are also expected to consider the research capabilities of Schroders. The Trustees will also receive information concerning the investment processes to be applied by
Schroders in managing the Fund, as disclosed in the Prospectuses.

         The Trustees are expected to consider the quality of the services to be provided by Schroders to the Fund. The Trustees are also expected to give substantial consideration to the fees payable under the Management Contract. The
Trustees are expected to review information concerning fees paid to investment advisers of similarly-managed funds and funds with net asset levels comparable to the projected size of the Fund, and are expected to consider that, under the
Management Contract, the Fund would pay management fees at the same rate as had been paid by similar funds previously managed by the same investment personnel who would manage the Fund. The Trustees are also expected to consider whether the fees to be paid to Schroders under the Management Contract with respect to the Fund are fair and reasonable, given the scope and quality of the services to be rendered by Schroders to the Fund.

         The Trustees are expected to evaluate the capability of Schroders with respect to regulatory compliance and compliance with the investment policies of the Fund. The Trustees are expected to consider the procedures of Schroders designed to fulfill their fiduciary duties to the Fund with respect to possible conflicts of interest, including Codes of Ethics (regulating the personal trading of its officers and employees), and the records of Schroders' officers and employees in these matters.

ADMINISTRATIVE SERVICES

         On behalf of the Fund, the Trust has entered into an administration agreement with Schroder Fund Advisors Inc., under which Schroder Fund Advisors
Inc. provides management and administrative services necessary for the operation of the Fund, including: (1) preparation of shareholder reports and communications; (2) regulatory compliance, such as reports to and filings with the SEC and state securities commissions; and (3) general supervision of the operation of the Fund, including coordination of the services performed by its investment adviser, transfer agent, custodian, independent auditors, legal counsel and others. Schroder Fund Advisors Inc. is a wholly owned subsidiary of
Schroders and is a registered broker-dealer organized to act as administrator and distributor of mutual funds.

         For providing administrative services, Schroder Fund Advisors Inc. is entitled to receive a monthly fee at the annual rate of 0.25% (based upon the
Fund's average daily net assets). The administration agreement is terminable with respect to the Fund without penalty, at any time, by the Trustees upon 60 days' written notice to Schroder Fund Advisors Inc. or by Schroder Fund Advisors
Inc. upon 60 days' written notice to the Trust.

         The Trust has entered into a sub-administration and accounting agreement with SEI Investments Global Fund Services ("SEI"). Under that agreement, the Trust, together with all mutual funds managed by Schroders, pays fees to SEI based on the combined average daily net assets of all the funds in the Schroders complex, according to the following annual rates: 0.15% on the first $300 million of such assets, and 0.12% on such assets in excess of $300 million, subject to certain minimum charges. Each Fund pays its pro rata portion of such expenses. The sub-administration and accounting agreement is terminable by either party at the end of a three year initial term or thereafter, at any time, by either party

                                      -30-

upon six (6) months written notice to the other party. The sub-administration and accounting agreement is terminable by either party in the case of a material breach.

DISTRIBUTOR

         Pursuant to a Distribution Agreement with the Trust, Schroder Fund
Advisors Inc. (the "Distributor"), 875 Third Avenue, 22nd Floor, New York, New
York 10022, serves as the distributor for the Trust's continually offered shares. The Distributor pays all of its own expenses in performing its obligations under the Distribution Agreement. The Distributor is not obligated to sell any specific amount of shares of the Fund. Please see "Schroders and its
Affiliates" for ownership information regarding the Distributor.

Distribution plan for Advisor Shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act that allows the Fund to compensate the Distributor in connection with the distribution of the Fund's
Advisor shares. Under the Plan, the Fund may make payments at an annual rate up to 0.25% of the average daily net assets attributable to its Advisor Shares.
Because the fees are paid out of the Fund's assets attributable to its Advisor shares on a ongoing basis, over time these fees will increase the cost of an investment in Advisor Shares of the Fund and may cost an investor more than paying other types of sales charges.

         The Distribution Plan is a compensation plan. The various costs and expenses that may be paid or reimbursed by amounts paid under the Distribution
Plan include advertising expenses, costs of printing prospectuses and other materials to be given or sent to prospective investors, expenses of sales employees or agents of the Distributor, including salary, commissions, travel and related expenses in connection with the distribution of Advisor Shares, payments to broker-dealers who advise shareholders regarding the purchase, sale, or retention of Advisor Shares, and payments to banks, trust companies, broker-dealers (other than the Distributor), or other financial organizations.

         The Distribution Plan may not be amended to increase materially the amount of payments permitted thereunder without the approval of a majority of the outstanding Advisor Shares of the Fund. Any other material amendment to the
Distribution Plan must be approved both by a majority of the Trustees and a majority of those Trustees ("Qualified Trustees") who are not "interested persons" (as defined in the Investment Company Act) of the Trust, and who have no direct or indirect financial interest in the operation of the Distribution
Plan or in any related agreement, by vote cast in person at a meeting called for the purpose. The Distribution Plan will continue in effect for successive one-year periods provided each such continuance is approved by a majority of the
Trustees and the Qualified Trustees by vote cast in person at a meeting called for the purpose. The Distribution Plan may be terminated at any time by vote of a majority of the Qualified Trustees or by vote of a majority of the Fund's outstanding Advisor Shares.

BROKERAGE ALLOCATION AND OTHER PRACTICES

         ALLOCATION. Schroders may deem the purchase or sale of a security to be in the best interests of the Fund as well as other clients of Schroders. In such cases, Schroders may, but is under no obligation to, aggregate all such transactions in order to obtain the most favorable price or lower brokerage commissions and efficient execution. In such event, such transactions will be allocated among the clients in a manner believed by Schroders to be fair and equitable and consistent with its fiduciary obligations to each client at an average price and commission. Orders are normally allocated on a pro rata basis.

                                      -31-

         BROKERAGE AND RESEARCH SERVICES. Transactions on U.S. stock exchanges and other agency transactions involve the payment by the Trust of negotiated brokerage commissions. Schroders may determine to pay a particular broker varying commissions according to such factors as the difficulty and size of the transaction. There is generally no stated commission in the case of securities traded in the over-the-counter markets, but the price paid by the Fund usually includes an undisclosed dealer commission or mark-up. In underwritten offerings, the price paid by the Trust includes a disclosed, fixed commission or discount retained by the underwriter or dealer.

         Schroders places all orders for the purchase and sale of portfolio securities and buys and sells securities through a substantial number of brokers and dealers. In so doing, it uses its best efforts to obtain the best price and execution available. In seeking the best price and execution, Schroders considers all factors it deems relevant, including price, the size of the transaction, the nature of the market for the security, the amount of the commission, the timing of the transaction (taking into account market prices and trends), the reputation, experience, and financial stability of the broker-dealer involved, and the quality of service rendered by the broker-dealer in other transactions.

         It has for many years been a common practice in the investment advisory business for advisers of investment companies and other institutional investors to receive research, statistical, and quotation services from several broker-dealers that execute portfolio transactions for the clients of such advisers. Consistent with this practice, Schroders receives research, statistical, and quotation services from many broker-dealers with which it places the Fund's portfolio transactions. These services, which in some cases may also be purchased for cash, include such matters as general economic and security market reviews, industry and company reviews, evaluations of securities, and recommendations as to the purchase and sale of securities. Some of these services are of value to Schroders and its affiliates in advising various of their clients (including the Trust), although not all of these services are necessarily useful and of value in managing the Fund. The investment advisory fee paid by the Fund is not reduced because Schroders and its affiliates receive such services.

         As permitted by Section 28(e) of the Securities Exchange Act of 1934,
as amended (the "Securities Exchange Act"), and by the Management Contract,
Schroders may cause the Fund to pay a broker that provides brokerage and research services to Schroders an amount of disclosed commission for effecting a securities transaction for the Fund in excess of the commission which another broker would have charged for effecting that transaction. Schroders' authority to cause the Fund to pay any such greater commissions is also subject to such policies as the Trustees may adopt from time to time.

         OTHER PRACTICES. Schroders and its affiliates also manage private investment companies ("hedge funds") that are marketed to, among others, existing Schroders clients. These hedge funds may invest in the same securities as those invested in by the Fund. The hedge funds' trading methodologies are generally different than those of the Fund and usually include short selling and the aggressive use of leverage. At times, the hedge funds may be selling short securities held long in the Fund.

DETERMINATION OF NET ASSET VALUE

         The net asset value per share of each class of shares of the Fund is determined daily as of the close of trading on the New York Stock Exchange
(normally 4:00 p.m., Eastern Time) on each day the Exchange is open for trading.

         The Trustees have established procedures for the valuation of the
Fund's securities, which are summarized below.

                                      -32-

         Equities listed or traded on a domestic stock exchange for which last sales information is regularly reported are valued at their last reported sales prices on such exchange on that day or, in the absence of sales that day, such securities are valued at the mean of closing bid and ask prices ("mid-market price") or, if none, the last sales price on the preceding trading day. (Where the securities are traded on more than one exchange, they are valued on the exchange on which the security is primarily traded.) Securities purchased in an initial public offering and which have not commenced trading in a secondary market are valued at cost. Unlisted securities for which over-the-counter market quotations are readily available generally are valued at the most recently reported mid-market prices. In the case of securities traded primarily on the
National Association of Securities Dealers' Automated Quotation System
("NASDAQ"), the NASDAQ Official Closing Price will, if available, be used to value such securities as such price is reported by NASDAQ to market data vendors.

         Except as noted below with regard to below investment grade debt instruments, fixed income securities with remaining maturities of more than 60 days are valued on the basis of valuations provided by pricing services that determine valuations for normal institutional size trading units of fixed income securities, or through obtaining independent quotes from market makers. Below investment grade debt instruments ("high yield debt") will ordinarily be valued at prices supplied by the Fund's pricing services based on the mean of bid and asked prices supplied by brokers or dealers; provided, however, that if the bid-asked spread exceeds five points, then that security will be valued at the bid price. Short-term fixed income securities with remaining maturities of 60 days or less are valued at amortized cost, a form of fair valuation, unless
Schroders believes another valuation is more appropriate. Securities for which current market quotations are not readily available are valued at fair value pursuant to procedures established by the Trustees.

         Options and futures contracts traded on a securities exchange or board of trade shall be valued at the last reported sales price or, in the absence of a sale, at the closing mid-market price (the average of the last reported bid and asked prices). Options not traded on a securities exchange or board of trade for which over-the-counter market quotations are readily available shall be valued at the most recently reported mid-market price (the average of the most recently reported bid and asked prices).

         Long-term corporate bonds and notes, certain preferred stocks, and tax-exempt securities may be stated at fair value on the basis of valuations furnished by pricing services approved by the Trustees, which determine valuations for normal, institutional-size trading units of such securities using methods based on market transactions for comparable securities.

         If any securities held by the Fund are restricted as to resale,
Schroders will obtain a valuation based on the current bid for the restricted security from one or more independent dealers or other parties reasonably familiar with the facts and circumstances of the security. If Schroders is unable to obtain a fair valuation for a restricted security from an independent dealer or other independent party, a pricing committee (comprised of certain directors and officers at Schroders) shall determine the bid value of such security. The valuation procedures applied in any specific instance are likely to vary from case to case. However, consideration is generally given to the financial position of the issuer and other fundamental analytical data relating to the investment and to the nature of the restrictions on disposition of the securities (including any registration expenses that might be borne by the Trust in connection with such disposition). In addition, specific factors are also generally considered, such as the cost of the investment, the market value of any unrestricted securities of the same class (both at the time of purchase and at the time of valuation), the size of the holding, the prices of any recent transactions or offers with respect to such securities, and any available analysts' reports regarding the issuer.

                                      -33-

         Generally, trading in certain securities is substantially completed each day at various times prior to the close of the New York Stock Exchange. The values of these securities used in determining the net asset value of the Fund's shares are computed as of such times. Also, because of the amount of time required to collect and process trading information as to large numbers of securities issues, the values of certain securities (such as convertible bonds and U.S. government securities) are determined based on market quotations collected earlier in the day at the latest practicable time prior to the close of the Exchange. Occasionally, events affecting the value of such securities may occur between such times and the close of the Exchange which will not be reflected in the computation of the Fund's net asset value. If events materially affecting the value of such securities occur during such period, then these securities will be valued at their fair values.

         The proceeds received by the Fund for each issue or sale of its shares, and all income, earnings, profits, and proceeds thereof, subject only to the rights of creditors, will be specifically allocated to the Fund, and constitute the underlying assets of the Fund. The underlying assets of the Fund will be segregated on the Trust's books of account, and will be charged with the liabilities in respect of the Fund and with a share of the general liabilities of the Trust. The Fund's assets will be further allocated among its constituent classes of shares on the Trust's books of account.

REDEMPTION OF SHARES

         The Fund imposes a 2.00% redemption fee on shares redeemed (including in connection with an exchange) two months or less from their date of purchase.
The fee is not a sales charge (load); it is paid directly to the Fund.

         The redemption fee may be waived, in Schroders' sole discretion, for certain categories of redemptions that do not raise short-term trading concerns.
These categories include but are not limited to the following: shares held in employer-sponsored retirement accounts (such as 401(k), 403(b), Keogh, profit sharing, SIMPLE IRA, SEP-IRA and money purchase pension accounts), or shares redeemed through designated systematic withdrawal plans. The redemption fee does apply to IRAs, and may also apply to shares in retirement plans held in broker omnibus accounts.

ARRANGEMENTS PERMITTING FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

         The Fund has no arrangements with any person to permit frequent purchases and redemptions of the Fund's shares.

TAXES

         The Fund intends to qualify each year and elect to be taxed as a
"regulated investment company" (a "RIC") under Subchapter M of the United States
Internal Revenue Code of 1986, as amended (the "Code").

         As a RIC qualifying to have its tax liability determined under
Subchapter M, the Fund will not be subject to federal income tax on income paid to shareholders in the form of dividends or capital gain distributions.

                                      -34-

         In order to qualify as a RIC, the Fund must, among other things, (a)
derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities, or foreign currencies, and other income (including gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; (b) diversify its holdings so that, at the close of each quarter of its taxable year, (i) at least 50% of the value of its total assets consists of cash, cash items, U.S. government securities, securities of other RICs and other securities limited generally with respect to any one issuer to not more than 5% of the total assets of the Fund and not more than 10% of the outstanding voting securities of such issuer, and
(ii) not more than 25% of the value of its assets is invested in (x) the securities of any issuer (other than the U.S. government or other RICs) or of two or more issuers which the Fund controls and which are engaged in the same, similar or related trades and businesses, or (y) in the securities of one or more qualified publicly traded partnership (as defined below); and (c)
distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid--generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and net tax-exempt interest income, for such year. The Fund intends to make such distributions.

         In general, for purposes of the 90% gross income requirement described in paragraph (a) above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership which would be qualifying income if realized by the regulated investment company. However, the American Jobs Creation Act of 2004
(the "2004 Act"), provides that for taxable years of a regulated investment company beginning after October 22, 2004, 100% of the net income derived from an interest in a "qualified publicly traded partnership" (defined as a partnership
(i) interests in which are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof and (ii)
that derives less than 90% of its income from the qualifying income described in paragraph (a) above) will be treated as qualifying income. In addition, although in general the passive loss rules of the Code do not apply to regulated investment companies, such rules do apply to a regulated investment company with respect to items attributable to an interest in a qualified publicly traded partnership. Finally, for purposes of paragraph (b) above, the term "outstanding voting securities of such issuer" will include the equity securities of a qualified publicly traded partnership.

         If the Fund does not qualify for taxation as a RIC for any taxable year, the Fund's taxable income will be subject to corporate income taxes, and all distributions from earnings and profits, including distributions of net capital gain (if any), will be taxable to shareholders as ordinary income. In addition, in order to requalify for taxation as a RIC, the Fund may be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions.

         If the Fund fails to distribute in a calendar year substantially all of its ordinary income for such year and substantially all of its capital gain net income for the one-year period ending October 31 (or later if the Fund is permitted so to elect and so elects), plus any retained amount from the prior years (to the extent not presently subject to tax under Subchapter M), the Fund will be subject to a 4% excise tax on the undistributed amounts. A dividend paid to shareholders by the Fund in January of a year generally is deemed to have been paid by the Fund on December 31 of the preceding year, if the dividend was declared and payable to shareholders of record on a date in October, November, or December of that preceding year. The Fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax.

                                      -35-

         For taxable years beginning on or before December 31, 2008, "qualified dividend income" received by an individual will be taxed at the rates applicable to long-term capital gain. In order for some portion of the dividends received by the Fund shareholder to be qualified dividend income, the Fund must meet holding period and other requirements with respect to some portion of the dividend-paying stocks in its portfolio and the shareholder must meet holding period and other requirements with respect to the Fund's shares. A dividend will not be treated as qualified dividend income (at either the Fund or shareholder level) (1) if the dividend is received with respect to any share of stock held for fewer than 61 days during the 121-day period beginning on the date which is
60 days before the date on which such share becomes ex-dividend with respect to such dividend (or, on the case of certain preferred stock, 91 days during the
181-day period beginning 90 days before such date), (2) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise)
to make related payments with respect to positions in substantially similar or related property, (3) if the recipient elects to have the dividend income treated as investment interest, or (4) if the dividend is received from a foreign corporation that is (a) not eligible for the benefits of a comprehensive income tax treaty with the United States (with the exception of dividends paid on stock of such a foreign corporation readily tradable on an established security market in the United States) or (b) treated as a passive foreign investment company.

         In general, distributions of investment income designated by the Fund as derived from qualified dividend income will be treated as qualified dividend income by a shareholder taxed as an individual provided the shareholder meets the holding period and other requirements described above with respect to the
Fund's shares. In any event, if the aggregate qualified dividends received by the Fund during any taxable year are 95% or more of its gross income, then 100%
of the Fund's dividends (other than property designated capital gain dividends)
will be eligible to be treated as qualified dividend income. For this purpose, the only gain included in the term "gross income" is the excess of net short-term capital gain over net long-term capital loss.

         Distributions designated by the Fund as deriving from net gains on capital assets held for more than one year will be taxable to you as long-term capital gains, regardless of how long you have held the shares.

         Distributions will be taxable to you as described above whether received in cash or in shares through the reinvestment of distributions. Early in each year the Trust will notify each shareholder of the amount and tax status of distributions paid to the shareholder by the Fund for the preceding year.
Dividends and distributions on the Fund's shares are generally subject to federal income tax as described herein to the extent they do not exceed the
Fund's realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder's investment.
Such distributions are likely to occur in respect of shares purchased at a time when the Fund's net asset value reflects gains that are either unrealized, or realized but not distributed. Such realized gains may be required to be distributed even when the Fund's net asset value also reflects unrealized losses.

         Upon the disposition of shares of the Fund (whether by sale, exchange, or redemption), a shareholder may realize a gain or loss. Such gain or loss will be capital gain or loss if the shares are capital assets in the shareholder's hands, and will be long-term or short-term generally depending upon the shareholder's holding period for the shares. For taxable years beginning on or before December 31, 2008, long-term capital gains will generally be taxed at a rate of 15% with lower rates applying to taxpayers in the 10% and 15% rate brackets. In general, any loss realized upon a taxable disposition of shares will be treated as long-term capital loss if the shares have been held for more than one year, and otherwise as short-term capital loss. However, any loss realized by a shareholder on a disposition of shares held by the shareholder for six months or less will be treated as a long-term capital loss to the

                                      -36-

extent of any long-term capital gain distributions received by the shareholder with respect to such shares. In addition, any loss realized on a taxable disposition of shares will be disallowed to the extent that you replace the disposed of shares with shares of the same Fund within a period of 61 days beginning 30 days before and ending 30 days after the date of disposition.

         With respect to investment income and gains received by the Fund from sources outside the United States, such income and gains may be subject to foreign taxes which are withheld at the source. The effective rate of foreign taxes to which the Fund will be subject depends on the specific countries in which its assets will be invested and the extent of the assets invested in each such country and, therefore, cannot be determined in advance. In addition, the
Fund's investments in foreign securities may increase or accelerate the Fund's recognition of ordinary income or loss and may affect the timing or amount of the Fund's distributions, including in situations where such distributions may economically represent a return of a particular shareholder's investment.
Investments, if any, in "passive foreign investment companies" could subject the
Fund to U.S. federal income tax or other charges on certain distributions from such companies and on disposition of investments in such companies; however, the tax effects of such investments may be mitigated by making an election to mark such investments to market annually or treat the passive foreign investment company as a "qualified electing fund."

         Because it is not anticipated that more than 50% of the value of the
Fund's total assets at the close of its taxable year will consist of stocks or securities of foreign corporations, the Fund will not be able to elect to permit its shareholders to claim a credit or deduction on their income tax returns for taxes paid by the Fund to foreign countries.

         If the Fund engages in hedging transactions, including hedging transactions in options, forward or futures contracts, and straddles, or other similar transactions, it will be subject to special tax rules (including constructive sale, mark-to-market, straddle, wash sale, and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the
Fund, cause adjustments in the holding periods of the Fund's securities, convert long-term capital gain into short-term capital gain, or convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders. The Fund will endeavor to make any available elections pertaining to such transactions in a manner believed to be in the best interest of the Fund.

         The Fund's investments, if any, in securities issued at a discount (for example, zero-coupon bonds) and certain other obligations will (and investments in securities purchased at a discount may) require the Fund to accrue and distribute income not yet received. In order to generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities that it otherwise would have continued to hold.

         The Fund is generally required to withhold a percentage of certain of your dividends and other cash distributions if you have not provided the Fund with your correct taxpayer identification number (normally your Social Security number), or if you are otherwise subject to back-up withholding at a rate of 28%
through 2010. The backup withholding rate will be 31% for amounts paid thereafter.

         Under Treasury regulations, if a shareholder realizes a loss on disposition of the Fund's shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the Internal Revenue Service a disclosure statement on Form 8886.
Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs.

                                      -37-

         The foregoing discussion is primarily a summary of certain federal income tax consequences of investing in the Fund based on the law as of the date of this SAI. The discussion does not address special tax rules applicable to certain classes of investors, such as, among others, IRAs and other retirement plans, tax-exempt entities, foreign investors, insurance companies, financial institutions and investors making in-kind contributions to the Fund. You should consult your tax advisor for more information about your own tax situation, including possible other federal, state, local and, where applicable, foreign tax consequences of investing in the Fund.

PRINCIPAL HOLDERS OF SECURITIES

         To the knowledge of the Trust, as of [       ], 2005 no person owned
beneficially or of record 5% or more of the outstanding shares of either class of the Fund.

         To the knowledge of the Trust, as of [    ], 2005, the Trustees of the
Trust and the officers of the Trust, as a group, owned none of the outstanding shares of either class of the Fund.

CUSTODIAN

         JP Morgan Chase Bank, 270 Park Avenue, New York, New York, is the
custodian of the assets of the Fund. The custodian's responsibilities include safeguarding and controlling the Fund's cash and securities, handling the receipt and delivery of securities, and collecting interest and dividends on the
Fund's investments. The custodian does not determine the investment policies of the Fund or decide which securities the Fund will buy or sell.

TRANSFER AGENT AND DIVIDEND DISBURSING AGENT

         Boston Financial Data Services, Inc., Two Heritage Drive, North Quincy,
Massachusetts 02171, is the Trust's registrar, transfer agent, and dividend disbursing agent.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         PricewaterhouseCoopers LLP, the Trust's independent registered public accounting firm, provides audit services, and tax return preparation services.
Their address is Two Commerce Square, Suite 1700, 2001 Market Street,
Philadelphia, Pennsylvania 19103.

CODE OF ETHICS

         Schroders, and Schroder Funds Advisors Inc., the Trust's distributor, have each adopted a Code of Ethics, and the Trust, Schroder Capital Funds
(Delaware) and Schroder Global Series Trust have adopted a combined Code of
Ethics, pursuant to the requirements of Rule 17j-1 of the Investment Company
Act. Subject to certain restrictions, these Codes of Ethics permit personnel subject to the Codes to invest in securities, including securities that may be purchased or held by the Fund. The Codes of Ethics have been filed as exhibits to the Trust's Registration Statement.

PROXY VOTING POLICIES AND PROCEDURES

         The Trust has delegated authority and responsibility to vote any proxies relating to voting securities held by the Fund to Schroders, which intends to vote such proxies in accordance with its proxy

                                      -38-

voting policies and procedures. A copy of Schroders' proxy voting policies and procedures is attached as Appendix A to this SAI.

LEGAL COUNSEL

         Ropes & Gray LLP, One International Place, Boston, Massachusetts
02110-2624, serves as counsel to the Trust.

SHAREHOLDER LIABILITY

         Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust.
However, the Trust's Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the Trust or the Trustees. The Trust's Declaration of Trust provides for indemnification out of the Fund's property for all loss and expense of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations.

FINANCIAL STATEMENTS

         As the Fund has not commenced operations, financial statements for the
Fund are unavailable.

                                      -39-

                                   APPENDIX A
                                   ----------

                SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC.
            POLICY RELATING TO IDENTIFYING AND ACTING UPON CONFLICTS
           OF INTEREST IN CONNECTION WITH ITS PROXY VOTING OBLIGATIONS

This document sets forth Schroder Investment Management North America Inc.'s
("Schroders") policy with respect to proxy voting and its procedures to comply with Rule 206(4)-6 under the Investment Advisers Act of 1940 and Rule 30b1-4 under the Investment Company Act of 1940. Specifically, Rule 206(4)-6 requires that Schroders:

     o    Adopt and implement written policies and procedures reasonably designed to ensure that proxies are voted in the best interest of clients and

     o    Disclose its proxy voting policies and procedures to clients and inform them how they may obtain information about how Schroders voted proxies.

Rule 30b1-4 requires that the Schroder US Mutual Funds (the "Funds"):

     o    Disclose their proxy voting policies and procedures in their registration statements and

     o    Annually, file with the SEC and make available to shareholders their actual proxy voting.

(A)       PROXY VOTING GENERAL PRINCIPLES

Schroders will evaluate and usually vote for or against all proxy requests relating to securities held in any account managed by Schroders (unless this responsibility has been retained by the client).

Proxies will be treated and evaluated with the same attention and investment skill as the trading of securities in the accounts.

Proxies will be voted in a manner which is deemed most likely to protect and enhance the longer term value of the security as an asset to the account.

PROXY COMMITTEE

The Proxy Committee consists of investment professionals and other officers and is responsible for ensuring compliance with this proxy voting policy. The
Committee meets quarterly to review proxies voted, policy guidelines and to examine any issues raised, including a review of any votes cast in connection with controversial issues.

The procedure for evaluating proxy requests is as follows:

Schroders' Global Corporate Governance Team (the "Team") is responsible for the initial evaluation of the proxy request, for seeking advice where necessary, especially from the US small cap and mid cap product heads, and for consulting with portfolio managers who have invested in the company should a controversial issue arise.

When making proxy-voting decisions, Schroders generally adheres to the Global
Corporate Governance Policy (the "Policy"), as revised from time to time. The
Policy, which has been developed by Schroders' Global Corporate Governance Team and approved by the Schroders Proxy Committee, sets forth

                                      A-1

Schroders' positions on recurring issues and criteria for addressing non-recurring issues. The Policy is a part of these procedures and is incorporated herein by reference. The Proxy Committee exercises oversight to assure that proxies are voted in accordance with the Policy and that any votes inconsistent with the Policy or against management are appropriately documented.

Schroders uses Institutional Shareholder Services, Inc. ("ISS") to assist in voting proxies. ISS provides proxy research, voting and vote-reporting services.
ISS's primary function with respect to Schroders is to apprise the Group of shareholder meeting dates of all securities holdings, translate proxy materials received from companies, provide associated research and provide considerations and recommendations for voting on particular proxy proposals. Although Schroders may consider ISS's and others' recommendations on proxy issues, Schroders bears ultimate responsibility for proxy voting decisions.

Schroders may also consider the recommendations and research of other providers, including the National Association of Pension Funds' Voting Issues Service.

CONFLICTS

From time to time, proxy voting proposals may raise conflicts between the interests of Schroders' clients and the interests of Schroders and/or its employees. Schroders is adopting this policy and procedures to ensure that decisions to vote the proxies are based on the clients' best interests.

For example, conflicts of interest may arise when:

     o    Proxy votes regarding non-routine matters are solicited by an issuer that, directly or indirectly, has a client relationship with
          Schroders;
     o    A proponent of a proxy proposal has a client relationship with
          Schroders;
     o    A proponent of a proxy proposal has a business relationship with
          Schroders;
     o    Schroders has business relationships with participants in proxy contests, corporate directors or director candidates;

The Team is responsible for identifying proxy voting proposals that may present a material conflict of interest. If Schroders receives a proxy relating to an issuer that raises a conflict of interest, the Team shall determine whether the conflict is "material" to any specific proposal included within the proxy. The
Team will determine whether a proposal is material as follows:

     o    Routine Proxy Proposals: Proxy proposals that are "routine" shall be presumed not to involve a material conflict of interest unless the
          Team has actual knowledge that a routine proposal should be treated as material. For this purpose, "routine" proposals would typically include matters such as uncontested election of directors, meeting formalities, and approval of an annual report/financial statements.

     o    Non-Routine Proxy Proposals: Proxy proposals that are "non-routine"
          will be presumed to involve a material conflict of interest, unless the Team determines that neither Schroders nor its personnel have a conflict of interest or the conflict is unrelated to the proposal in question. For this purpose, "non-routine" proposals would typically include any contested matter, including a contested election of directors, a merger or sale of substantial assets, a change in the articles of incorporation that materially affects the rights of shareholders, and compensation matters for management (e.g., stock, option plans, retirement plans, profit-sharing or other special remuneration plans). If the Team determines that there is, or may be perceived to be, a conflict of

                                      A-2

          interest when voting a proxy, Schroders will address matters involving such conflicts of interest as follows:

          A.    If a proposal is addressed by the Policy, Schroders will vote in accordance with such Policy;

          B.    If Schroders believes it is in the best interests of clients to depart from the Policy, Schroders will be subject to the requirements of C or D below, as applicable;

          C.    If the proxy proposal is (1) not addressed by the Policy or (2)
requires a case-by-case determination, Schroders may vote such proxy as it determines to be in the best interest of clients, without taking any action described in D below, provided that such vote would be against Schroders' own interest in the matter (i.e., against the perceived or actual conflict). The rationale of such vote will be memorialized in writing; and

          D.    If the proxy proposal is (1) not addressed by the Policy or (2)
requires a case-by-case determination, and Schroders believes it should vote in a way that may also benefit, or be perceived to benefit, its own interest, then
Schroders must take one of the following actions in voting such proxy: (a) vote in accordance with ISS' recommendation; (b) inform the client(s) of the conflict of interest and obtain consent to vote the proxy as recommended by Schroders; or
(c) obtain approval of the decision from the Chief Compliance Officer and the
Chief Investment Officer. The rationale of such vote will be memorialized in writing.

RECORD OF PROXY VOTING

         The Team will maintain, or have available, written or electronic copies of each proxy statement received and of each executed proxy.

The Team will also maintain records relating to each proxy, including (i) the voting decision with regard to each proxy; and (ii) any documents created by the
Team and/or the Proxy Committee, or others, that were material to making the voting decision; (iii) any decisions of the Chief Compliance Officer and the
Chief Investment Officer.

Schroders will maintain a record of each written request from a client for proxy voting information and its written response to any request (oral or written)
from any client for proxy voting information.

Such records will be maintained for six years and may be retained electronically.

Additional Reports and Disclosures for the Schroder Funds

The Funds must disclose their policies and procedures for voting proxies in their Statement of Additional Information. In addition to the records required to be maintained by Schroders, the following information will be made available to the Funds or their agent to enable the Funds to file Form N-PX under Rule
30b1-4:

          For  each matter on which a fund is entitled to vote:

     o    Name of the issuer of the security;
     o    Exchange ticker symbol;

                                      A-3

     o    CUSIP number, if available;
     o    Shareholder meeting date;
     o    Brief summary of the matter voted upon;
     o    Source of the proposal, i.e., issuer or shareholder;
     o    Whether the fund voted on the matter;
     o    How the fund voted; and
     o    Whether the fund voted with or against management.

Further, the Funds are required to make available to shareholders the Funds'
actual proxy voting record. If requested, the most recently filed Form N-PX must be sent within three (3) days of receipt of the request.

July 30, 2003

                                      A-4